United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021.

Commission File Number 001-29190

Cresud Sociedad Anónima Comercial Inmobiliaria

Financiera y Agropecuaria

(Exact name of registrant as specified in its charter)

Cresud Inc.

(Translation of registrant’s name into English)

Carlos Della Paolera 261

(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached Form 6-K to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TABLE OF CONTENTS

Page
Explanatory Note	1
Disclaimer Regarding Forward-Looking Statements	2
Available Information	2
Presentation of Financial and Certain Other Information	3
Selected Consolidated Financial Data	5
Local Exchange Market and Exchange Rates	12
Information on the Company	13
Operating and Financial Review and Prospects	47
Directors, Senior Management and Employees	95
Major Shareholders and Related Party Transactions	96
Controls and Procedures	97
Signatures	99

EXPLANATORY NOTE

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria (“Cresud,” the “Company,” “we,” “our” or “us”) is filing this report on Form 6-K (this “Form 6-K”) pursuant to SEC Financial Reporting Manual, Topic 13 – Effects of Subsequent Events on Financial Statements Required in Filings, which requires retrospective revision of audited financial statements that are incorporated by reference in a registration statement to reflect a subsequent change in accounting principle (or consistent with staff practice, discontinued operations and changes in segment presentation) if the registration statement also incorporates by reference post-event interim financial statements. Exhibit 99.1 to this Form 6-K includes Cresud’s audited consolidated financial statements as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018, which have been recast to: (a) present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements were included in this Form 6-K); and (b) reflect IRSA Inversiones y Representaciones S.A.’s loss of control of IDB Development Corporation, Ltd. (“IDBD”) and Discount Investment Corporation, Ltd. (“DIC”) on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. See “Presentation of Financial and Certain Other Information.” Our Audited Consolidated Financial Statements included as Exhibit 99.1 to this Form 6-K amend and replace in their entirety the audited consolidated financial statements of Cresud included in Cresud’s annual report on Form 20-F for the fiscal year ended June 30, 2020 (our “2020 Form 20-F”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020, and the other information in this Form 6-K amends and replaces information set forth in our 2020 Form 20-F to the extent the information contained in our 2020 Form 20-F conflicts with the information contained herein. Exhibit 99.2 to this Form 6-K includes Cresud’s unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019. This Form 6-K should be read in conjunction with our 2020 Form 20-F.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes forward-looking statements, principally under “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this Form 6-K, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil and Latin America or changes in developed markets or emerging markets or both;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

●
measures adopted by the Argentine Government in response to the COVID-19 pandemic;

●
impact on our business of the COVID-19 pandemic;

●
economic consequences of the pandemic and the related impact on our business and financial condition;

●
fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts;

●
price fluctuations in the agricultural and real estate market;

●
political, civil and armed conflicts;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
our ability to take advantage of opportunities in the real estate market on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional, national or global businesses and economic conditions;

●
changes on the applicable regulations to currency exchange or transfers;

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

●
the risk factors discussed under “Risk Factors” in our 2020 Form 20-F.

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we furnish this Form 6-K because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Form 6-K might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

AVAILABLE INFORMATION

We file annual and current reports and other information with the SEC. You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.cresud.com.ar). The information contained in our website is not incorporated by reference herein and does not form part of this Form 6-K.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this Form 6-K, references to “Cresud,” the “Company,” “we,” “us” and “our” means Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to Cresud and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Form 6-K, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina, and when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States.

References to “ADSs” are to the American Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “ADS Depositary”), and the owners and holders of the ADSs issued from time to time thereunder, and references to “ADRs” are to the American Depositary Receipts, which represent the ADSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

The following have been filed as exhibits to this Form 6-K:

●
our audited consolidated financial statements as of June 30, 2020 and 2019 and for our fiscal years ended June 30, 2020, 2019 and 2018 (our “Audited Consolidated Financial Statements”), which have been recast to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date; and

●
our unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019 (our “Unaudited Condensed Interim Consolidated Financial Statements” and, together with our Audited Consolidated Financial Statements, our “Financial Statements”).

Our Audited Consolidated Financial Statements have been approved by our Board of Directors on January 5, 2021 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

Prior to September 25, 2020, we managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, (a) our investment in IDBD and DIC has been deconsolidated in our Unaudited Interim Financial Statements, and (b) our Audited Consolidated Financial Statements have been restated to reflect the deconsolidation of IDBD and DIC.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Financial Statements filed as exhibits to this Form 6-K are presented in pesos.

IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Financial Statements and the financial information included in this Form 6-K have been presented in terms of the measuring unit current at the end of the reporting period as of September 30, 2020. For more information, see “—Financial Statements” and Note 2.1 to our Audited Consolidated Financial Statements.

Effective July 1, 2018, we adopted IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 9, Financial instruments (“IFRS 9”) using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified. Accordingly, certain comparisons between periods may be affected. See Note 2.2 to our Audited Consolidated Financial Statements and “Operating Review and Prospects—New Accounting Pronouncements” for a more comprehensive discussion of the effects of the adoption of these new standards.

Organizational Structure

As of September 30, 2020, we had two business lines to manage our global business, which we refer to in this Form 6-K as “Agricultural Business” and “Urban Properties and Investments Business” derived from our subsidiary IRSA, which is in turn had two operations centers to manage its global business, which we refer to in this Form 6-K as the “Operations Center in Argentina” and the “Operations Center in Israel.” Following the loss of control of IDBD and DIC on September 25, 2020, and starting on October 1, 2020, we will manage our global business from our Operations Center in Argentina. See above “—Deconsolidation of IDBD and DIC.”

Currency Translations

We have translated some of the peso amounts contained in this Form 6-K into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 76.18 per USD 1.00 for information provided as of September 30, 2020. The U.S. dollar equivalent information presented in this Form 6-K is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 84.70 per USD 1.00 as of January 4, 2021. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations” in our 2020 Form 20-F.

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of square meters (“sqm” and “m2”). One square meter is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

In Argentina the standard measure of weight are the tons (“Tons,” “tons” or “Tns”) and kilograms (“kg” or “kgs”), while in the United States and certain other jurisdictions the standard measure of weight are the pound or the bushel. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

As used herein, GLA in the case of shopping malls refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Rounding Adjustments

Certain numbers and percentages included in this Form 6-K have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this Form 6-K may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected financial data as of June 30, 2020, 2019 and 2018 and for the fiscal years  ended June 30, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years  ended June 30, 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included as an exhibit to this Form 6-K, which have been recast to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements were included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal year ended June 30, 2017 and the selected consolidated statement of financial position data as of June 30, 2018 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our audited consolidated financial statements as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 filed as an exhibit to our Annual Report on Form 20-F filed with the SEC on October 31, 2019, recast to present such financial information in the measuring unit current as of September 30, 2020 and reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. The summary financial data as of June 30, 2017 and 2016 and for the fiscal year ended June 30, 2016 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information—Functional and Presentation Currency,” “Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation,” “Risk Factors—Risk Related to Argentina—If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected in our 2020 Form 20-F,” and Note 2 to our Audited Consolidated Financial Statements.

The following table also presents our selected financial data as of September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019. The selected interim consolidated statement of income and comprehensive income data and the selected interim consolidated statement of cash flow data for the three-month periods ended September 30, 2020 and 2019 and the selected interim consolidated statement of financial position data as of September 30, 2020 have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB and have been derived from our Unaudited Condensed Interim Consolidated Financial Statements included as an exhibit to this Form 6-K. The results of our operations for the three-month period ended September 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2021.

You should read the information below in conjunction with our Financial Statements, including the notes thereto.

Summarized Consolidated Financial and Other Information

Summary of consolidated accounting and other information of the Company according to IFRS:

	For the period ended September 30,
	2020 (i) (ii)	2020	2019
Consolidated Statements of Income and Other Comprehensive Income	in millions of USD	in millions of ARS (except per share data)

Revenues	127	9,676	13,082
Costs	(105)	(7,984)	(9,090)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9	679	511
Changes in the net realizable value of agricultural products after harvest	7	528	531
Gross profit	38	2,899	5,034
Net gain from fair value adjustment of investment properties	311	23,676	12,121
Gain from disposal of farmlands	1	81	290
General and administrative expenses	(13)	(979)	(1,032)
Selling expenses	(16)	(1,213)	(1,091)
Other operating results, net	4	275	383
Management fees	(6)	(470)	-
Profit from operations	319	24,269	15,705
Share of profit of associates and joint ventures	2	134	870
Profit before financial results and income tax	321	24,403	16,575
Finance income	3	216	99
Finance cost	(38)	(2,887)	(2,908)
Other financial results	-	(10)	(15,027)
Inflation adjustment	2	177	(415)
Financial results, net	(33)	(2,504)	(18,251)
Profit / (Loss) before income tax	288	21,899	(1,676)
Income tax	(105)	(7,977)	(2,719)
Profit / (Loss) for the period from continuing operations	183	13,922	(4,395)
Profit for the period from discontinued operations	(84)	(6,396)	13,887
Profit for the period	99	7,526	9,492

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive (loss) / income from subsidiaries	(52)	(3,932)	4,487
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties	5	353	-
Actuarial loss from defined benefit plans	-	-	(11)
Other comprehensive income for the year from continuing operations	(47)	(3,579)	4,476
Other comprehensive income for the year from discontinued operations	(63)	(4,794)	14,057
Total other comprehensive income for the year	(110)	(8,373)	18,533
Total comprehensive income for the year	(11)	(847)	28,025
Total comprehensive income from continuing operations	136	10,343	156
Total comprehensive income from discontinued operations	(147)	(11,190)	27,869
Total comprehensive income for the year	(11)	(847)	28,025
Profit of the year attributable to:
Equity holders of the parent	38	2,893	(3,193)
Non-controlling interest	61	4,633	12,685
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent	79	6,047	(5,856)
Non-controlling interest	104	7,875	1,461
Total comprehensive income attributable to:
Equity holders of the parent	9	692	(2,363)
Non-controlling interest	(20)	(1,539)	30,388

	Period ended September 30, 2020 (i)(ii)	Period ended September 30, 2020	For the fiscal year ended June 30, 2020
Consolidated Statements of Financial Position	in millions of USD	in millions of ARS (except per share data)
ASSETS
Non-current assets
Investment properties	2,222	169,290	247,786
Property, plant and equipment	346	26,331	64,546
Trading properties	17	1,329	5,228
Intangible assets	21	1,622	30,350
Right-of-use assets	44	3,379	23,607
Biological assets	26	1,981	1,894
Investments in associates and joint ventures	177	13,449	80,879
Deferred income tax assets	12	949	998
Income tax and MPIT credits	1	64	66
Restricted assets	1	69	2,084
Trade and other receivables	96	7,323	29,418
Investment in financial assets	7	508	3,784
Financial assets held for sale	-	-	-
Derivative financial instruments	-	10	177
Total non-current assets	2,970	226,304	490,817
Current assets
Trading properties	3	218	2,493
Right-of-use assets	-	-	-
Biological assets	32	2,434	2,985
Inventories	59	4,514	9,764
Restricted assets	-	8	6,684
Income tax and MPIT credits	1	104	329
Groups of assets held for sale	26	1,984	47,170
Trade and other receivables	198	15,091	47,064
Investment in financial assets	39	2,947	19,585
Financial assets held for sale	-	-	3,636
Derivative financial instruments	1	67	346
Cash and cash equivalents	174	13,223	108,652
Total current assets	533	40,590	248,708
TOTAL ASSETS	3,506	266,894	739,525
SHAREHOLDERS’ EQUITY
Share capital	7	499	499
Treasury shares	-	3	3
Inflation adjustment of share capital and treasury shares	139	10,572	10,572
Share premium	150	11,403	11,403
Additional paid-in capital from treasury shares	1	97	97
Legal reserve	5	402	402
Special reserve	11	829	829
Other reserves	34	2,580	1,084
Retained earnings	67	5,090	2,197
Equity attributable to equity holders of the parent	414	31,475	27,086
Non-controlling interest	804	61,207	104,419
TOTAL SHAREHOLDERS’ EQUITY	1,218	92,682	131,505
LIABILITIES
Non-current liabilities
Borrowings	686	52,255	344,946
Deferred income tax liabilities	638	48,510	53,256
Trade and other payables	34	2,759	3,215
Provisions	2	175	3,328
Employee benefits	-	-	480
Income tax and minimum presumed income tax liabilities	-	3	-
Derivative financial instruments	2	156	80
Lease liabilities	38	2,908	16,357
Payroll and social security liabilities	1	84	266
Total non-current liabilities	1,403	106,850	421,928
Current liabilities
Trade and other payables	179	13,720	38,565
Borrowings	624	47,535	105,921
Provisions	1	111	2,630
Group of liabilities held for sale	21	1,584	25,459
Payroll and social security liabilities	10	763	5,043
Income tax and MPIT liabilities	3	248	887
Lease liabilities	17	1,324	6,094
Derivative financial instruments	27	2,077	1,493
Total Current liabilities	882	67,362	186,092
TOTAL LIABILITIES	2,285	174,212	608,020
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,503	266,894	739,525

	For the period ended September 30,
	2020 (i)(ii)	2020	2019
Consolidated Statements of Cash Flows	in millions of USD	in millions of ARS (except per share data)
Net cash generated from operating activities	57	4,337	11,901
Net cash generated from investing activities	532	40,540	3,262
Net cash used in financing activities	(397)	(30,240)	(35,960)

	2020 (i)(ii)	2020	2019
Other Financial Data	in millions of USD	in millions of ARS(except per share data)
Basic net income per share (1)	0.076	5.793	(6.565)
Diluted net income per share (2)	0.074	5.621	(6.565)
Basic net income per ADS (1)(3)	0.760	57.930	(65.650)
Diluted net income per ADS (2)(3)	0.738	56.210	(65.650)
Capital stock	7	502	502
Number of common shares	501,642,804	501,642,804	501,642,804
Weighted – average number of common shares outstanding	491,955,676	491,955,676	5,351,167
Diluted weighted – average number of common shares	512,502,321	512,502,321	5,565,477
Dividends paid	-	-	-
Dividends per share	-	-	-
Dividends per ADS	-	-	-
Depreciation and amortization	9	701	519
Capital expenditure	20	1,491	3,788
Working Capital	(351)	(26,772)	62,616
Gross margin	0.28	0.28	0.37
Operating margin	2.34	2.34	1.16
Net margin	0.73	0.73	0.70
Ratio of current assets to current liabilities	0.60	0.60	1.34
Ratio of shareholders’ equity to total liabilities	0.53	0.53	0.22
Ratio of non current assets to total assets	0.85	0.85	0.66
Ratio of “Return on Equity” – ROE	0.07	0.07	N/A.

(i)	Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of September 30, 2020, which was ARS 76.18 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.

(1)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period,
(2)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options, Due to the loss for the year 2019, there is no diluted effect on this result,

(3)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares),

Summary of consolidated accounting and other information of the Company according to IFRS:

	For the fiscal year ended June 30,
	2020 (i)(ii)	2020	2019	2018	2017
Consolidated Statements of Income and Other Comprehensive Income	in millions of USD	in millions of ARS (except per share data)
Revenues	560	42,653	40,052	35,754	32,534
Costs	(391)	(29,792)	(24,714)	(21,685)	(19,489)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	40	3,043	2,482	1,802	272
Changes in the net realizable value of agricultural products after harvest	9	707	(46)	572	(388)
Gross profit	218	16,611	17,774	16,443	12,929
Net gain from fair value adjustment of investment properties	480	36,582	(41,596)	20,423	(5,612)
Gain from disposal of farmlands	12	902	715	1,783	679
General and administrative expenses	(51)	(3,870)	(4,553)	(4,003)	(3,805)
Selling expenses	(54)	(4,096)	(2,998)	(3,067)	(2,873)
Impairment of associates	−	−	−	−	−
Other operating results, net	23	1,769	386	1,639	(444)
Management fees	(3)	(227)	−	(1,568)	(666)
Profit from operations	625	47,671	(30,272)	31,650	208
Share of profit of associates and joint ventures	104	7,928	(7,727)	(3,261)	(1,288)
Profit before financial results and income tax	729	55,599	(37,999)	28,389	(1,080)
Finance income	4	332	234	988	1,179
Finance cost	(147)	(11,170)	(7,652)	(6,151)	(5,072)
Other financial results	(149)	(11,322)	4,339	(19,329)	6,653
Inflation adjustment	2	189	(492)	(346)	(3,713)
Financial results, net	(290)	(21,971)	(3,571)	(24,838)	(953)
(Loss) / Profit before income tax	439	33,628	(41,570)	3,551	(2,033)
Income tax	(112)	(8,548)	(571)	10,195	(1,658)
(Loss) / Profit for the fiscal year from continuing operations	327	25,080	(42,141)	13,746	(3,691)
Profit for the period from discontinued operations	(47)	(3,546)	(1,704)	15,773	9,264
Profit for the fiscal year	280	21,534	(43,845)	29,519	5,573

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(250)	(19,037)	402	3,294	(154)
Share of other comprehensive income / (loss) of associates and joint ventures	−	−	−	−	−
Revaluation surplus	3	228	1,196	340	−
Change in the fair value of hedging instruments net of income taxes	−	−	20	(43)	443
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties	−	−	−	−	−
Actuarial loss from defined benefit plans	−	−	−	−	−
Other comprehensive income for the year from continuing operations	(247)	(18,809)	1,618	3,591	289
Other comprehensive income for the year from discontinued operations	408	31,100	(2,486)	14,379	5,941
Total other comprehensive income for the year	161	12,291	(868)	17,970	6,230
Total comprehensive income for the year	441	33,825	(44,713)	47,489	11,803
Total comprehensive income from continuing operations	106	8,101	(42,136)	(2,571)	(12,963)
Total comprehensive income from discontinued operations	335	25,724	(2,577)	50,060	24,766
Total comprehensive income for the year	441	33,825	(44,713)	47,489	11,803
Profit of the year attributable to:
Equity holders of the parent	56	4,230	(28,848)	6,573	(960)
Non-controlling interest	224	17,304	(14,997)	22,946	6,533
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent	111	8,420	(26,092)	2,460	(2,603)
Non-controlling interest	216	16,660	(16,049)	11,286	(1,088)
Total comprehensive income attributable to:
Equity holders of the parent	34	2,607	(29,151)	6,217	1,546
Non-controlling interest	407	31,218	(15,562)	41,272	10,257

	Fiscal year ended June 30, 2020 (i) (ii)	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019	Fiscal year ended June 30, 2018
Consolidated Statements of Financial Position	in millions of USD	in millions of ARS (except per share data)
ASSETS
Non-current assets
Investment properties	3,253	247,786	360,662	391,514
Property, plant and equipment	847	64,545	58,248	56,060
Trading properties	69	5,228	8,456	15,934
Intangible assets	398	30,350	28,009	30,139
Right-of-use assets	310	23,607	−	−
Biological assets	25	1,893	1,943	2,166
Other assets	−	−	34	449
Investments in associates and joint ventures	1,062	80,879	48,305	62,646
Deferred income tax assets	13	998	832	2,810
Income tax and MPIT credits	1	68	292	1,081
Restricted assets	27	2,084	4,894	5,213
Trade and other receivables	386	29,418	23,393	21,852
Investment in financial assets	50	3,784	4,446	4,108
Financial assets held for sale	-	-	6,428	18,643
Derivative financial instruments	2	177	165	71
Total non-current assets	6,443	490,817	546,107	612,686
Current assets
Trading properties	33	2,493	563	7,842
Right-of-use assets	−	−	−	−
Biological assets	49	2,986	4,085	2,185
Inventories	128	9,763	6,893	5,651
Restricted assets	88	6,684	6,741	10,169
Income tax and MPIT credits	4	329	602	957
Groups of assets held for sale	619	47,170	12,378	12,428
Trade and other receivables	618	47,063	41,395	41,200
Investment in financial assets	257	19,585	48,589	61,361
Financial assets held for sale	48	3,636	17,942	10,690
Derivative financial instruments	5	346	174	371
Cash and cash equivalents	1,426	108,652	96,140	92,517
Total current assets	3,256	248,707	235,502	245,371
TOTAL ASSETS	9,708	739,524	781,609	858,057
SHAREHOLDERS’ EQUITY
Share capital	7	499	486	482
Treasury shares	-	3	16	20
Inflation adjustment of share capital and treasury shares	139	10,574	10,574	10,574
Share premium	150	11,403	11,403	11,403
Additional paid-in capital from treasury shares	1	97	98	98
Legal reserve	5	400	400	400
Special reserve	11	828	5,575	5,575
Other reserves	14	1,082	39,214	6,592
Retained earnings	29	2,195	(41,888)	22,166
Equity attributable to equity holders of the parent	356	27,081	25,878	57,310
Non-controlling interest	1,371	104,420	111,058	132,651
TOTAL SHAREHOLDERS’ EQUITY	1,727	131,501	136,936	189,961
LIABILITIES
Non-current liabilities
Borrowings	4,528	344,946	427,836	448,728
Deferred income tax liabilities	699	53,256	61,571	64,553
Trade and other payables	44	3,215	3,046	8,872
Provisions	44	3,328	12,357	8,538
Employee benefits	6	481	203	263
Income tax and minimum presumed income tax liabilities	−	−	−	−
Derivative financial instruments	215	16,357	−	−
Lease liabilities	1	80	1,583	95
Payroll and social security liabilities	3	266	212	182
Total non-current liabilities	5,540	421,929	506,808	531,231
Current liabilities
Trade and other payables	504	38,565	34,772	43,123
Borrowings	1,390	105,921	86,538	76,796
Provisions	35	2,630	2,666	2,536
Group of liabilities held for sale	334	25,459	8,759	7,762
Payroll and social security liabilities	66	5,044	4,093	4,471
Income tax and MPIT liabilities	12	887	752	1,425
Lease liabilities	80	6,095	−	−
Derivative financial instruments	20	1,493	285	752
Total Current liabilities	2,441	186,094	137,865	136,865
TOTAL LIABILITIES	7,981	608,023	644,673	668,096
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,708	739,524	781,609	858,057

	For the fiscal year ended June 30,
	2020 (i) (ii)	2020	2019	2018	2017
Consolidated Statements of Cash Flows	in millions of USD	in millions of ARS (except per share data)
Net cash generated from operating activities	505	38,469	27,502	25,998	25,460
Net cash generated from / (used in) investing activities	570	43,396	11,360	(33,968)	(7,130)
Net cash used in financing activities	(1,026)	(78,184)	(27,705)	(4,316)	6,530
Net increase / (decrease) in cash and cash equivalents	48	3,681	11,157	(12,286)	24,860
Cash and cash equivalents at beginning of the year	1,262	96,140	92,517	78,601	51,855
Cash and cash equivalents at the end of the year	1,426	108,652	96,140	92,517	78,601

	For the fiscal year ended June 30,
	2020 (i) (ii)	2020	2019	2018
Other Financial Data	in millions of USD	in millions of ARS (except per share data)
Basic net income per share (2)	(0.111)	(8.469)	(58.990)	13.230
Diluted net income per share (3)	(0.108)	(8.218)	(58.990)	12.730
Basic net income per ADS (2)(4)	(1.112)	(84.692)	(589.900)	132.300
Diluted net income per ADS (3)(4)	(1.079)	(82.184)	(589.900)	127.300
Capital stock	7	502	502	502
Number of common shares	501,642,804	501,642,804	501,642,804	501,642,804
Weighted – average number of common shares outstanding	493,808,696	493,808,696	489,067,648	496,687,276
Diluted weighted – average number of common shares (5)	513,044,949	513,044,949	508,783,905	516,403,816
Dividends paid (6)	(18)	(1,355)	(717)	(2,775)
Dividends per share	(0.04)	(2.74)	(1.47)	(5.59)
Dividends per ADS (4)	(0.36)	(27.44)	(14.66)	(55.87)
Depreciation and amortization	28	2,164	1,187	983
Capital expenditure	174	13,220	22,222	24,483
Working Capital	882	62,613	97,637	108,506
Gross margin (7)	0.36	0.36	0.42	0.44
Operating margin (8)	1.03	1.03	(0.71)	0.83
Net margin (9)	0.47	0.47	(1.03)	0.79
Ratio of current assets to current liabilities (10)	1.34	1.34	1.71	1.79
Ratio of shareholders’ equity to total liabilities (11)	0.22	0.22	0.21	0.28
Ratio of non current assets to total assets (12)	0.66	0.66	0.70	0.71
Ratio of “Return on Equity” – ROE (13)	0.16	0.16	(0.27)	N/A.

(i)	Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of September 30, 2020, which was ARS 76.18 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.

(1)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period,
(2)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options, Due to the loss for the year 2019, there is no diluted effect on this result,

(3)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares),

LOCAL EXCHANGE MARKET AND EXCHANGE RATES

The Argentine government has established a series of exchange control measures that restrict the free disposition of funds and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
Month ended:
July 31, 2020	72.2200	70.4200	71.3795	72.2200
August 31, 2020	74.0800	72.4200	73.1980	74.0800
September 30, 2020	76.0800	74.1500	75.1036	76.0800
October 30, 2020	78.2200	76.1500	77.4843	78.2200
November 30, 2020	81.2100	78.5900	79.0814	81.2100
December 2020	84.0500	81.3300	82.5383	84.0500
January 2021 (through January 4, 2021)	84.6000	84.6000	84.6000	84.6000

Source: Banco de la Nación Argentina
(1)
Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

INFORMATION ON THE COMPANY

History and Development of the Company

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud.” We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, 23rd Floor (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our depositary agent for the ADSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to manage real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange (“BASE”). During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

In 1993 and 1994, Consultores Asset Management acquired, on behalf of certain investors, approximately 22% of our shares on the BASE. In late 1994, an investor group led by Consultores Asset Management (including Dolphin Fund plc.) acquired additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and 2009, we increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary. As of June 30, 2020, we had a 61.95% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. Also, IRSA has international investments, both in the United States in relation to the lease of office buildings (Lipstick Building) and hotels, through “Condor” a hotel REIT in that country, and in Israel, through IDBD and DIC, one of the largest and most diversified investment groups of Israel, which, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others.

In March 2008 we launched and offered to sell up to which 180 million shares. In the local and international markets, which were fully subscribed. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. The proceeds allowed us to expand our international operations to Paraguay and Bolivia.

As of June 30, 2020, we owned, directly and through our subsidiaries, 26 farms, with a total area of 629,794 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

In line with our international expansion strategy, in September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, Brasilagro’s ADRs became listed on the NYSE, under the ticker LND. As of June 30, 2020, we held a 33.55% interest in Brasilagro’s stock capital, which, as of June 30, 2020 has 10 farmland properties and 215,330 hectares under management Brazil and Paraguay. On July 15, 2020, the Company, through its subsidiary Brasilagro, entered into an agreement for the sale of of 1,875 hectares (1,500 are production hectares) of the Jatobá Establishment. For more information see: “Cresud’s Recent Developments - Jatobá sale”

Significant acquisitions, dispositions and development of business

Agricultural Business

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Group of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of BRL 5.5 million (equivalent to ARS 85 million). The face value of the sale is BRL 28 million (equivalent to ARS 396 million), of which the Company has already received BRL 7.5 million (equivalent to ARS 113 million). For this operation, the company will not recognize results since the asset was recorded at its fair value.

Urban properties and investments business

Operations Center Argentina

Sale of floors in the Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sales agreement (with delivery of possession) with respect to a medium-height floor in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was ARS 477.7 million (USD 6.7 million), which has been paid in full.

On August 25, 2020, IRSA CP executed a preliminary sales agreement (with delivery of possession) with respect to 5 floors in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was ARS 2,562 million (USD 34.7 million), which has been paid in full.

Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately ARS 6,300 million (USD 87 million), which has been paid in full.

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease in which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan stops recognizing the liabilities that it had associated with the ground lease, as well as stops recognizing all the assets and liabilities associated with the building and the administration of the building; and an agreement with the owner of the Ground Lease that states that Metropolitan is completely released liability, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated after August 7, 2020. This situation had an impact on the consolidated Financial Statements as of June 30, 2020.

Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nextponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per share. ordinary action. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve any and all claims between them related to the aforementioned merger agreement.

Under the agreement with NHT, the Parties will make three payments to Condor in three installments, ending the last payment on December 30, 2020 and for a total of USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares.

Operations Center Israel

Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations of this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS	(In million of ARS)
Investment properties	84,251
Property, plant and equipment	34,396
Trading properties	5,512
Intangible assets	26,194
Right-of-use assets	18,530
Investments in associates and joint ventures	34,721
Deferred income tax assets	407
Income tax credit	305
Restricted assets	6,021
Trade and other receivables	50,669
Investments in financial assets	22,680
Derivative financial instruments	264
Inventories	3,377
Group of assets held for sale	39,441
Cash and cash equivalents	104,164
TOTAL ASSETS	430,932
Borrowings	305,434
Lease liabilities	16,984
Deferred income tax liabilities	11,655
Trade and other payables	22,782
(In million of ARS)
Income tax liabilities	427
Provisions	5,085
Employee benefits	447
Derivative financial instruments	447
Salaries and social security liabilities	3,173
Group of liabilities held for sale	20,646
TOTAL LIABILITIES	387,080
TOTAL NET ASSETS	44,580
Non-controlling interest	(44,810)
Result for loss of control	230
Translation difference reset and other reservations	(2,026)
Total result for loss of control (*)	(1,795)

(*)
Included within discontinued operations.

Recent Developments:

Cresud’s Recent Developments

Sale agreement Brasilagro

On December 23, 2020, Cresud reported that its controlled company Brasilagro has reached an agreement for the sale, subject to certain conditions, of 100% of the shares of its indirectly controlled subsidiaries Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia. The transaction would amount to approximately USD 30 million (approx. USD 3,300 / ha).

With this sale, the Company continues to promote its regional expansion and consolidation strategy through BrasilAgro, keeping the ownership of its farmlands in Argentina.

Change of Company’s corporate headquarters

On December 9 2020, Cresud reported that the Company has moved its offices from Moreno 877, 23 Floor, City of Buenos Aires, to Carlos Della Paolera 261, 9 Floor, City of Buenos Aires.

IRSA’s Recent Developments

                Sale of Manibil

             On December 22, 2020, IRSA reported that it had sold and transferred 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by IRSA, representing 49% of the stock capital of Manibil S.A., a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576,974,387.50. After this transaction, IRSA is no longer a shareholder of Manibil S.A. As a repayment of the sale price of the shares, IRSA received rights to acquire future real estate assets from Manibil.

Change of Company’s corporate headquarters

On December 21 2020, IRSA reported that the Company has moved its offices from Bolívar 108, 1 Floor, City of Buenos Aires, to Carlos Della Paolera 261, 9 Floor, City of Buenos Aires.

Termination of Contract with SP

IRSA reported that on November 25, 2020, they requested the termination of the rating services provided by Standard & Poor’s (“Standard & Poor’s”) to IRSA on a global scale and on a national scale for Argentina, given the repayment and cancellation of all of the Company’s New York-law governed debt securities. The Company had no disagreements with respect to the methodology used by Standard & Poor’s. The rating of the Company’s debt securities on a national scale undertaken by Fix SCR S.A. continues to be in force. Fix SCR S.A. is affiliated with Fitch Ratings.

Change of Company’s corporate headquarters –IRSA CP

On December 9, 2020, IRSA CP reported that the Company has moved its offices from Moreno 877, 22 Floor, City of Buenos Aires, to Carlos Della Paolera 261, 8 Floor, City of Buenos Aires.

Shareholders’ Meeting– IRSA CP

On December 9, 2020, IRSA CP’s informs that the Shareholders’ Meeting has resolved to move its corporate headquarters from Moreno 877 to Carlos Della Paolera 261.

Business Overview

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production and cattle raising. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on ByMA and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina, and owns selective investments outside Argentina, mainly through IDBD and DIC, two of the largest and most diversified investment groups of Israel. IRSA’s shares are listed on the ByMA and the NYSE. We own 62.35% of the outstanding common shares of IRSA.

During the period ended September 30, 2020 and 2019, we had consolidated revenues of ARS 9,676 million, and ARS 13,082 million, and consolidated gain from operation, before financing and taxation, of ARS 24,403 million and ARS 16,575 million, respectively. During the period ended September 30, 2020 and September 30, 2019, our total consolidated assets decreased 177.09% from ARS 739,525 million to ARS 266,894 million, and our consolidated shareholders’ equity decreased 41.89% from ARS 131,505 million to ARS 92,682 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, within this last segment, operating segments are analyzed by geography: Operations Center Argentina and Operations Center Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As from fiscal year 2018 the Chief Operating Decision Maker (“CODM”) reviews the operating income/loss of each operating segment excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment of each operation center.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

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The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 34,284 million and ARS 34,663 million as of September 30, 2020 and 2019, respectively, representing 87.24% and 88.45% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of ARS 164 million and ARS 1,124 million for periods ended September 30, 2020, and 2019, respectively, representing 9.66% and 58.18%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

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Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 15,745 million and ARS 15,052 million as of September 30, 2020 and 2019, respectively, representing 40.06% and 38.41% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated loss from operations of ARS 403 million and profit from operations of ARS 584 million for periods ended September 30, 2020 and 2019, respectively, representing (23.73%) and 30.23%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 5,334 million and ARS 5,844 million as of September 30, 2020 and 2019, respectively, representing 13.57% and 14.91% of our agricultural business assets at such dates, respectively. Our Cattle activity generated income from operations of ARS 48 for period ended September 30, 2020 and losses from operations ARS 90 million for period ended September 30, 2019, representing 2.83% and (4.66%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 8,032 million and ARS 10,508 million as of September 30, 2020 and 2019, respectively, representing 20.44% and 26.81% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 554 million and ARS 622 million for periods ended September 30, 2020, and 2019, representing 32.63% and 32.19%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 5,173 million and ARS 3,259 million as of September 30, 2020 and 2019, respectively, representing 13.16% and 8.32% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated loss from operations of ARS 35 million and profit from operations of ARS 8 million for periods ended September 30, 2020, and 2019, respectively, representing (2.06%) and 0.41% of our profit from operations from Agricultural Business for such years.

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Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 192 million and ARS 185 million as of September 30, 2020 and 2019, respectively, representing 0.49% and 0.47% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 1,438 million and ARS 518 million for periods ended September 30, 2020, and 2019, respectively, representing 84.69% and 26.81% of our profit from operations from Agricultural Business for such years.

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Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. Our Others segment had assets of ARS 4,823 million and ARS 4,340 million as of September 30, 2020 and 2019, respectively, representing 12.27% and 11.07% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 153 million and ARS 341 million for periods ended September 30, 2020, and 2019, representing 9.01% and 17.65% of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

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Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of ARS 1,985 million and ARS 1,226 million as of September 30, 2020 and 2019, respectively, representing 5.05% and 3.13% of our agricultural business assets at such dates, respectively. Our Agro-Industrial activity generated loss from operations of ARS 37 for period ended September 30, 2020 and profit from operations of ARS 31 million for period ended September 30, 2019, representing (2.18%) and 1.60% of our consolidated operating income from Agricultural Business for such years, respectively.

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Our “Others” activity consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of ARS 2,838 million and ARS 3,114 million as of September 30, 2020 and 2019, respectively, representing 7.22% and 7.95% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 190 million and ARS 310 million for periods ended September 30, 2020, and 2019, representing 11.19% and 16.05% of our consolidated operating income from Agricultural Business for such years, respectively.

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The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of ARS 57 million and ARS 51 million for periods ended September 30, 2020, and 2019, representing (3.36%) and (2.64%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Operation Center in Argentina

We operate our business in Argentina through seven reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

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Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 54,471 million and ARS 55,344 million as of September 30, 2020 and 2019, respectively, representing 29.40% and 41.72% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 986 million and ARS 2,084 million for the periods ended September 30, 2020 and 2019.

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Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 72,330 million and ARS 40,569 million as of September 30, 2020 and 2019, respectively, representing and 39.03% and 30.58% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 13,022 million and ARS 7,163 million for the periods ended September 30, 2020 and 2019, respectively.

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Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 45,273 million and ARS 36,373 million as of September 30, 2020 and 2019, respectively, representing 24.43% and 27.42% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated an operating income of ARS 9,661 million and ARS 5,045 million for the financial years ended September 30, 2020 and 2019, respectively.

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Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 2,096 million and ARS 2,286 million as of September 30, 2020 and 2019, respectively, representing 1.13% and 1.72% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating loss of ARS 190 million and an operating income of ARS 83 million for the periods ended September 30, 2020 and 2019, respectively,

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Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had net assets of ARS 1,884 million and net liabilities of ARS 9,269 million as of September 30, 2020 and 2019, respectively. Our International segment generated operating income of ARS 11 million and operating losses of ARS 43 million for the periods ended September 30, 2020 and 2019, respectively.

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“Corporate”. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 74 million and ARS 88 million for the periods ended September 30, 2020 and 2019, respectively.

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Our “Others” primarily includes the entertainment activities through La Arena and La Rural S.A., and the financial activities carried out by Banco Hipotecario for both years and Tarshop S.A. (“Tarshop”) just for 2018. Our Others segment had assets of ARS 9,242 million and ARS 7,357 million as of September 30, 2020 and 2019, respectively, representing 4.99% and 5.55% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated a profit of ARS 491 million and ARS 257 million for the periods ended September 30, 2020 and 2019.

Operation Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances,” “Corporate” and “Others” as further described below:

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Our “Real Estate” segment had operating assets of ARS 204,587 million as of September 30, 2019, representing 38% of our net operating assets for the Operations Center in Israel at such year.

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Our “Supermarkets” segment had operating assets of ARS 34,536 million (corresponds to the value of the associate) as of September 30, 2019, representing 6% of our operating assets for the Operations Center in Israel at such year.

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Our “Telecommunications” segment had operating assets of ARS 159,317 million as of September 30, 2019, representing 29% of our net operating assets for the Operations Center in Israel at such year.

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Our “Insurance” segment had operating assets of ARS 20,065 million as of September 30, 2019, representing 4% of our operating assets for the Operations Center in Israel at such year.

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Our “Corporate” segment includes the assets and operating results providing from the activities vinculated with the holding companies of the Operating Center in Israel. Our Corporate segment had operating assets of ARS 1,399 million and ARS 74,195 million as of September 30, 2020 and 2019. Our Corporate segment generated operating loss of ARS 5 million and ARS 28 million for the periods ended September 30, 2020 and 2019, respectively, representing 100% of our consolidated operating income for the Operations Center in Israel for both years.

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Our “Others” segment had operating assets of ARS 50,003 million as of September 30, 2019, representing 9% of our operating assets for the Operations Center in Israel at such year.

During the fiscal year ended June 30, 2020 and 2019, we had consolidated revenues of ARS 42,653 million, and ARS 40,052 million, and consolidated gain / (loss) from operation, before financing and taxation, of ARS 55,599 million and ARS (37,999) million, respectively. During the fiscal year ended June 30, 2020 and 2019, our total consolidated assets decreased 5.69% from ARS 781,609 million to ARS 739,524 million, and our consolidated shareholders’ equity decreased 4.13% from ARS 136,936 million to ARS 131,501 million.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

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The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 39,907 million and ARS 37,244 million as of June 30, 2020 and 2019, respectively, representing 88.26% and 91.67% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of ARS 3,791 million and ARS 2,282 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 53.08% and 67.49%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

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Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 17,036 million and ARS 15,909 million as of June 30, 2020 and 2019, respectively, representing 42.69% and 42.71% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of ARS 2,054 million and ARS 1,544 million for fiscal years ended June 30, 2020 and 2019, respectively, representing 28.76% and 45.67%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 5,401 million and ARS 5,750 million as of June 30, 2020 and 2019, respectively, representing 13.53% and 15.44% of our agricultural business assets at such dates, respectively. Our Cattle activity generated income from operations of ARS 251 for fiscal year ended June 30, 2020 and losses from operations ARS 109 million for fiscal year ended June 30, 2019, representing 3.51% and (3.22%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 8,060 million and ARS 9,370 million as of June 30, 2020 and 2019, respectively, representing 20.20% and 25.16% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 1,151 million and ARS 559 million for fiscal years ended June 30, 2020, and 2019, representing 16.11% and 16.53%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

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Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 4,724 million and ARS 3,114 million as of June 30, 2020 and 2019, respectively, representing 11.84% and 8.36% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 335 million and ARS 288 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 4.69% and 8.52% of our profit from operations from Agricultural Business for such years.

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Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 549 million and ARS 160 million as of June 30, 2020 and 2019, respectively, representing 1.38% and 0.43% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 2,746 million and ARS 948 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 38.45% and 28.04% of our profit from operations from Agricultural Business for such years.

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Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant, among others. Our Others segment had assets of ARS 4,137 million and ARS 2,941 million as of June 30, 2020 and 2019, respectively, representing 10.37% and 7.90% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 796 million and ARS 446 million for fiscal years ended June 30, 2020, and 2019, representing 11.15% and 13.19% of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

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Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of ARS 1,945 million and ARS 1,139 million as of June 30, 2020 and 2019, respectively, representing 4.87% and 3.06% of our agricultural business assets at such dates, respectively. Our Agro-Industrial activity generated losses from operations of ARS 57 million and ARS 208 million for fiscal years ended June 30, 2020 and 2019, representing (0.80%) and (6.15%) of our consolidated operating income from Agricultural Business for such years respectively.

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Our “Others” activity consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of ARS 2,192 million and ARS 1,802 million as of June 30, 2020 and 2019, respectively, representing 5.49% and 4.84% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 853 million and ARS 654 million for fiscal years ended June 30, 2020, and 2019, representing 11.94% and 19.34% of our consolidated operating income from Agricultural Business for such years, respectively.

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The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of ARS 191 million and ARS 295 million for fiscal years ended June 30, 2020, and 2019, representing (2.67%) and (8.73%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Operation Center in Argentina

We operate our business in Argentina through seven reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

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Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 53,229 million and ARS 54,341 million as of June 30, 2020 and 2019, respectively, representing 31.30% and 45.18% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 1,817 for the fiscal year ended June 30, 2020 and operating loss of ARS 37,033 for the fiscal year ended June 30, 2019.

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Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 67,324 million and ARS 34,116 million as of June 30, 2020 and 2019, respectively, representing 39.58% and 28.37% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 26,521 million and operating income of ARS 2,673 million for the fiscal year ended June 30, 2020 and 2019, respectively.

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Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 36,017 million and ARS 30,579 million as of June 30, 2020 and 2019, respectively, representing 21.18% and 25.43% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated an operating income of ARS 12,673 million and ARS 678 million for the fiscal years ended June 30, 2020 and 2019, respectively.

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Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 2,120 million and ARS 2,207 million as of June 30, 2020 and 2019, respectively, representing 1.25% and 1.84% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of ARS 174 million and ARS 724 million for the fiscal year ended June 30, 2020 and 2019, respectively,

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Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 2,488 million and liabilities of ARS 7,484 million as of June 30, 2020 and 2019, respectively. Our International segment generated operating losses of ARS 119 million and operating losses of ARS 129 million for the periods ended June 30, 2020 and 2019, respectively.

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“Corporate”. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 304 million and ARS 559 million for the fiscal years ended June 30, 2020 and 2019, respectively.

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Our “Others” primarily includes the entertainment activities through La Arena and La Rural S.A., and the financial activities carried out by Banco Hipotecario for both years. Our Others segment had assets of ARS 8,903 million and ARS 6,510 million as of June 30, 2020 and 2019, respectively, representing 5.23% and 5.41% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated a profit of ARS 596 million for the fiscal year ended June 30, 2020 and an operating loss of ARS 844 million for the fiscal year ended June 30, 2019.

Operation Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances,” “Corporate” and “Others” as further described below:

The operation Center in Israel generated 100% of the discontinued operations due loss of control in September 2020 and reclassification to discontinued operations.

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Our “Real Estate” segment mainly includes assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity - and the residential construction segment. PBC is also engaged in the agriculture segment, through its investment in an associate (Mehadrim). Our Real Estate segment had net operating assets of ARS 164,649 million and ARS 326,652 million as of June 30, 2020 and 2019, representing 33.89% and 56.7% of our net operating assets for the Operations Center in Israel at such years, respectively.

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Our “Supermarkets” segment includes assets and operating income derived from the business related to the former subsidiary (due to the loss of control in June 2018) Shufersal was reclassified to discontinued operations. Shufersal operates both directly and through its investee corporations and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets of ARS 30,240 million and ARS 24,775 million (corresponds to the value of the associate) as of June 30, 2020 and 2019, representing 6.2% and 4.3% of our operating assets for the Operations Center in Israel at such years, respectively.

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Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net operating assets of ARS 150,744 million and ARS 117,753 million as of June 30, 2020 and 2019, representing 31% and 20.4% of our net operating assets for the Operations Center in Israel at such years, respectively.

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Our “Insurance” segment includes the investment in Clal. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets of ARS 3,636 million and ARS 24,370 million as of June 30, 2020 and 2019, representing 0.7% and 4.2% of our operating assets for the Operations Center in Israel at such years, respectively.

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Our “Corporate” segment includes the assets and operating results providing from the activities vinculated with the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had net operating assets of ARS 19,282 million and ARS 44,716 million as of June 30, 2020 and 2019.

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Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had net operating assets of ARS 117,261 million and ARS 38,295 million as of June 30, 2020 and 2019.

Agricultural Business

As of September 30, 2020, we owned 26 farms with approximately 629,794 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. During the fiscal year 2020 we used 91,575 hectares of the land we own for crop production, approximately 72,160 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 23,205 hectares are leased to third parties for crop and cattle production. The remaining 359,965 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 26,409 hectares for crop production and 2,993 hectares for cattle production. Also, during fiscal year 2020 ended on June 30, 2020, we leased 111,086 hectares to third parties for crop production and 12,365 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	As of September 30,		For the Fiscal Year
	2020(1)	2019(1)	2020(1)	2019(1)	2018(1) (5)
Crops (2)	226,015	225,925	229,070	220,170	194,281
Cattle (3)	80,718	87,689	87,788	95,247	102,113
Milk/Dairy	-	-	-	-	-
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	467,224	441,674	463,372	450,882	461,795
Own farmlands leased to third parties	24,585	15,561	23,655	16,100	9,603
Total	883,542	855,849	888,885	867,399	852,792

(1)
Includes 35.72% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.72% interest.
(2)
Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)
Breeding and fattening.
(4)
We use part of our land reserves to produce charcoal, rods and fence posts.
(5)
Includes farms owned by Brasilagro and Cresud sold in 2014, 2015 and 2018.

Our Principal Business Activities

During the period ended on September 30, 2020, we conducted our operations on 26 owned farms and 89 leased farms.

The following charts show, for the period ended on September 30, 2020, the surface area in operation for each line of business, as well as the hectares held as land reserves:

The following chart illustrates, for the period ended on September 30, 2020, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

Agricultural Business

Land Transformation and Sales

Land Acquisitions

We seek to increase our lands portfolio, through the acquisition of large areas of land with high potential for appreciation. We also aim to increase the productivity of the land by applying state-of-the-art technology to improve agricultural yields.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a large number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and capital appreciation potential. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

During fiscal year 2020, our subsidiary BrasilAgro acquired the Serra Grande field of 4,500 hectares (2,900 hectacres of productive potential) in Piauí, Brazil. The purchase price is BRL 25 million, of which BRL 11 million was paid at closing. The balance of the purchase price will be paid in three equal annual installments

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

Our subsidiary BrasilAgro sold 3 fractions of farms during fiscal year 2020 for an aggregate amount of BRL 84.2 million (approximately USD 20 million). In the first quarter it sold a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, for an amount of BRL 22.7 million (BRL / ha 20,018). The farm was valued at BRL 1.7 million and the internal rate of return in dollars reached 7.0%. In the second quarter of the year, it completed the sale of a fraction of 85 hectares of the “Alto Taquarí” farm located in the state of Mato Grosso for BRL 5.5 million. The farm was valued in the books at BRL 1.2 million and the internal rate of return in dollars reached 13.0%. During the fourth quarter, BrasilAgro made an additional partial sale of 105 hectares of “Alto Taquarí” for the sum of BRL 11.0 million which had a book value of BRL 1.7 million and the internal rate of return in dollars reached 14.4% and another fraction of 1,875 hectarse of “Jatobá” farm was sold for BRL 45 million, which had a book value of BRL 3.5 million and the internal rate of return in dollars reached 5.0%. For more information see “Cresud’s Recent Developments - Jatobá sale”

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of September 30, 2020, we owned land reserves in the region extending over more than 358,536 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 117,226 hectares reserved for future development We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2020, we developed 12,705 hectares in the region: 5,774 hectares in Argentina; 2,354 hectares in Paraguay and 4,577 hectares in Brasil.

Newly Developed Area	2019/2020	2018/2019
	(hectares)
Argentina	5,774	2,486
Brazil	4,577	6,190
Paraguay	2,354	2,008
Total	12,705(1)	10,684

(1)
9,829 completed and 2,876 pending completion.

Results

The following table shows this segment’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to the preceding fiscal year:

	Sep 30, 2020	Sep 30, 2019	Var%	FY 2020	FY 2019	FY 2018
	(in millions of ARS)
Revenues
Costs	(8)	(7)	14.3	(27)	(26)	(38)
Gross profit	(8)	(7)	14.3	(27)	(26)	(38)
Net result for changes in fair value of investment properties	46	25	84.0	839	-	232
Gain from disposition of farmlands	81	290	(72.1)	902	715	1,783
General and administrative expenses	(1)	(1)	-	(3)	(3)	(2)
Selling expenses	-	-	-	(1)	(2)	-
Other operating results, net	1.320	211	525.6	1,038	263	1,568
Profit from operations	1,438	518	177.61	2,748	947	3,543
Segment profit	1,438	518	177.61	2,748	947	3,543

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume(1)	Sep 2020	Sep 2019	FY2020	FY2019	FY2018
Corn	187,328	285,831	433,910	194,352	381,443
Soybean	1,386	1,270	359,055	355,670	225,916
Wheat	72	(164)	43,862	37,378	32,297
Sorghum	-	-	4,371	1,721	4,131
Sunflower	783	3,229	5,895	6,428	6,221
Cotton	-	(1)	2,573	1,586	-
Other	6,723	3,237	3,519	2,103	2,103
Total Crops (tons)	293,600	105,917	857,490	599,238	652,111
Sugarcane (tons)	1,168,915	957,663	2,360,965	1,999,335	924,776
Cattle herd	13,238	9,116	11,783	11,173	10,566
Milking cows	-	-	-	-	185
Cattle (tons)	11,138	10,842	11,783	11,173	10,751
Milk (liters)	-	-	-	-	3,891

(1)
Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Agro-Uranga S.A. is not included.
The segment “agricultural production” aggregate the crops, cattle, dairy, sugarcane and agricultural rental and services activities.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last four fiscal years and September 30, 2020:

Three month period ended September 30, 2019	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	124,642	57,431	5,097	158	187,328
Soybean	1,386	-	-	-	1,386
Wheat	72	-	-	-	72
Sorghum	503	-	-	-	503
Sunflower	-	-	-	-	-
Cotton	-	280		-	280
Other	1	448	-	-	449
Total Crops and Other	126,604	64,882	5,097	158	190,018
Sugarcane	-	1,062,692	79,474	-	1,142,166

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	-	-	-	43,862
Sorghum	-	4,371	-	-	4,371
Sunflower	5,895	-	-	-	5,895
Cotton	2,573	-	-	-	2,573
Other	-	3,519	-	-	3,519
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	-	2,217,714	143,251	-	2,360,965

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	-	-	-	37,378
Sorghum	1,364	-	357	-	1,721
Sunflower	6,428	-	-	-	6,428
Cotton	-	1,586	-	-	1,586
Other	2,103	-	-	-	2,103
Total Crops and Other	381,855	169,995	27,675	19,713	599,238
Sugarcane	-	1,932,235	67,100	-	1,999,335

2018 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	344,713	18,913	6,690	11,127	381,443
Soybean	99,840	94,031	14,953	17,092	225,916
Wheat	32,297	-	-	-	32,297
Sorghum	2,836	-	1,295	-	4,131
Sunflower	6,221	-	-	-	6,221
Other	2,103	-	-	-	2,103
Total Crops and Other	488,010	112,944	22,938	28,219	652,111
Sugarcane	-	901,274	23,502	-	924,776

2017 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	253,164	31,969	9,410	7,970	302,513
Soybean	127,532	53,837	13,178	8,979	203,526
Wheat	29,905	-	-	-	29,905
Sorghum	44	-	4,879	-	4,923
Sunflower	3,853	-	-	-	3,853
Other	3,690	-	-	-	3,690
Total Crops and Other	418,188	85,806	27,467	16,949	548,410
Sugarcane	-	1,015,303	47,557	-	1,062,860

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

Volume of Sales(3)	30 de septiembre 2020			30 de septiembre 2019			FY2020			FY2019			FY2018
	M.L.(1)	M.E.(2)	Total	M.L.(1)	M.E.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	152.5	18.1	170.6	65.3	-	65.3	325.4	64.1	389.5	191.4	0.2	191.6	290.7	6.0	296.7
Soybean	67.5	38.4	105.9	14.3	29.2	43.5	308.8	110.2	419.0	166.4	101.9	268.3	172.0	23.4	195.4
Wheat	1.5	-	1.5	4.4	-	4.4	43.8	-	43.8	40.5	-	40.5	44.6	-	44.6
Sorghum	-	-	-	-	-	-	1.4	-	1.4	0.4	-	0.4	1.1	-	1.1
Sunflower	4.3	-	4.3	2.0	-	2.0	0.8	-	0.8	2.4	-	2.4	4.6	-	4.6
Other	0.3	-	0.3	-	-	-	9.3	-	9.3	1.2	-	1.2	1.6	-	1.6
Total Grains (tons)	226.1	56.5	282.6	86.0	29.2	115.2	696.9	176.4	873.3	402.3	102.1	504.4	514.6	29.4	544.0
Sugarcane (tons)	1,056.6	-	1,056.6	890.9	-	890.9	2,226.2	-	2,226.2	1.965,4	-	1.965,4	1,723.0	-	1,723.0
Cattle herd	4.7	-	4.7	1.7	-	1.7	19.3	-	19.3	9.4	-	9.4	13.3	-	13.3
Milking cows	-	-	-	-	-	-	-	-	-	-	-	-	1.5	-	1.5
Cattle (tons)	4.7	-	4.7	1.7	-	1.7	19.3	-	19.3	9.4	-	9.4	14.8	-	14.8
Milk (in th of liters)	-	-	-	-	-	-	-	-	-	-	-	-	3.9	-	3.9

(1)
Domestic Market.
(2)
Foreign Market.
(3)
Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	As of September 30,
	2020	2019	FY 2020(1)	FY 2019(1)	FY 2018(1)
Own	113,091	103,580	105,799	94,062	102,448
Under lease	132,898	138,969	138,867	135,955	72,688
Under concession	22,346	25,609	26,409	18,638	24,244
Leased to third parties	22,810	13,786	13,837	14,325	9,533
Total	291,145	281,945	284,912	262,980	208,913

(1) Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 35.72%).

	As of September 30,		Season
Stock	2020	2019	2020	2019	Variation
	(in tons)%
Corn	161,599	111,500	60,294	77,216	(21.9)
Soybean	73,003	62,728	108,171	174,575	(38.0)
Sunflower	1,843	167	87	6,187	(98.6)
Sorghum	308	236	527	443	19.0
Bean	-	-	2,535	-	-
Wheat	387	1,363	1,076	2,516	(57.2)
Sugarcane	10,038	-	5,865	485	1.109.3
Cotton	2,138	-	1,130	1,586	(28.8)
Other	3,366	4,073	1,230	3,704	(66.8)
Total	252,682	180,068	180,915	266,712	(32.2)

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to August. Crops are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Agro-Uranga S.A.

We have a 35.72% interest in AgroUranga S.A.. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

At present, with the assistance of its foreign trade team it is seeking to develop new products so as to significantly increase export volumes, encouraged by the world’s growing demand.

Lease of Farmlands

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make production investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop season and sugarcane. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms. Leases of farms for production of sugarcane consist in a percentage lease agreements and have a term of 15 years.

As of September 30 2020, we leased to third parties a total of 89 farmlands, covering 121,748 hectares, including 50,747 hectares in Brazil. Out of the total leased area 106,533 hectares were assigned to agricultural production including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	As of September 30, 2020	2020	2019	2018	2017
Crops (1)	106,533	111,001	117,397	66,333	71,481
Cattle	12,635	12,635	14,135	12,635	12,635

(1) Includes BrasilAgro.
Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2020 and three month period ended September 30, 2020 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	Sep 30, 2020	Sep 30, 2019	YoY var2020 vs. 2019%	FY 2020	FY 2019	FY 2018
	(in millions of ARS)
Revenues	3,624	3,955	(8.4)	12,341	7,513	5,965
Costs	(3,055)	(3,294)	(7.3)	(10,535)	(6,634)	(4,746)
Initial recognition and changes in the fair value of biological assets and agricultural produce	148	(139)	-	1,265	1,616	1,354
Changes in the net realizable value of agricultural produce	528	531	(0.6)	707	(46)	572
Gross profit	1,245	1,053	18.2	3,778	2,449	3,145
General and administrative expenses	(127	(122)	4.1	(588)	(511)	(490)
Selling expenses	(435)	(528)	(17.6)	(1,671)	(924)	(1,168)
Other operating results, net	(1,078)	165	-	479	471	-
Profit (loss) from operations	(395)	568	-	1,998	1,485	1,487
Share of profit of associates and joint ventures	(7)	17	-	59	61	42
Activity profit / (loss)	(402)	585	64	2,057	1,546	1,529

Sugarcane

	Sep 30, 2020	Sep 30, 2019	YoY var 2020 vs. 2019%	FY 2020	FY 2019	FY 2018
	(in millions of ARS)
Revenues	1,454	1,742	(16.5)	3,420	2,854	2,205
Costs	(1,306)	(1,715)	(23.8)	(3,222)	(2,488)	(2,097)
Initial recognition and changes in the fair value of biological assets and agricultural produce	519	684	(24.1)	1,338	594	673
Gross profit	667	711	6.2	1,536	960	781
General and administrative expenses	(43)	(78)	(44.9)	(270)	(318)	(278)
Selling expenses	(56)	(15)	273.3	(122)	(77)	(98)
Other operating results, net	(14)	4	-	6	(6)	-
Profit (loss) from operations	554	622	(10.9)	1,150	559	405
Activity profit / (loss)	554	622	(10.9)	1,150	559	405

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of September 2020, our cattle aggregated 90,539 heads, and we had a total surface area of 80,718 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 1,775 hectares assigned to these activities.

As of September 30, 2020, our production was 2,211 tons, a 5.4% year-on-year decrease. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	Sep 30, 2020	Sep 30, 2019	2020	2019	2018
Cattle production(1)	2,211	2,338	11,783	11,173	10,751

(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management are expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females’ artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who is external to us and visits each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	Sep 30, 2020	Sep 30, 2019	2020	2019	2018
Breeding stock	77,301	84,183	63,073	85,118	83,151
Winter grazing stock	13,238	9,116	10,539	13,993	10,440
Total Stock (heads)	90,539	93,299	73,612	99,111	93,591

We seek to improve cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improving our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of crops for feeding and dietary supplementation purposes, animal health and payroll costs, among others.

Results

The following table shows this activity’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to the preceding fiscal years:

	Sep 30,2020	Sep 30,2019	YoY var2020 vs.2019%	FY2020	FY2019	FY2018
	(in millions of ARS)
Revenues	611	451	35.5	2,009	882	924
Costs	(499)	(390)	(94.6)	(1,746)	(780)	(807)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(5)	(292)	-	209	(25)	(309)
Gross profit (loss)	107	(31)	-	472	77	(192)
General and administrative expenses	(24)	(27)	(11.1)	(99)	(112)	(132)
Selling expenses	(33)	(35)	(5.7)	(124)	(72)	(103)
Other operating results, net	(2)	3	-	2	(2)	(22)
Profit (loss) from operations	48	(90)	-	251	(109)	(449)
Activity profit / (loss)	48	(90)	-	251	(109)	(449)

Leases and Agricultural Services

We lease own farms to third parties for agriculture, cattle breeding and seed production, mainly in two types of farms. On the one hand, we lease our farms under irrigation in the Province of San Luis (Santa Bárbara and La Gramilla) to seed producers or enter into production agreements whereby we render production services to seed companies. These farms are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, when market conditions are favorable, we lease farms recently put into production after agricultural development. In this way, we manage to reduce our production risk, ensuring fixed rental income until the new farms reach stable productivity levels.

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to the preceding fiscal years:

	Sep 30,2020	Sep 30,2019	YoY var2020 vs.2019%	FY2020	FY2019	FY2018
	(in millions of ARS)
Revenues	52	74	(29.7)	733	703	443
Costs	(63)	(32)	96.9	(295)	(289)	(120)
Gross profit (loss)	(11)	42	-	438	414	323
General and administrative expenses	(12)	(32)	45.5	(68)	(91)	(41)
Selling expenses	(10)	(15)	23.1	(37)	(31)	(31)
Other operating results, net	(3)	(2)	-	1	(3)	-
Profit (loss) from operations	(36)	7	-	334	289	251
Activity profit / (loss)	(36)	7	-	334	289	251

Other segments

This segment includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. The segment “Other segments” aggregate the activities Agro-industrial and Others:

Agro-industrial Activities

This activity consists in the slaughtering and processing of beef in meat packing plants.

Through our subsidiary Sociedad Anónima Carnes Pampeanas S.A. (“Carnes Pampeanas”) we own a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 12,500 cattle heads per month.

During the last years, the smaller supply of cattle has adversely affected the value chain by reducing cold-storage plant utilization. This has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in Carnes Pampeanas has not escaped unscathed of this situation.

Results

The following table shows this activity’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to preceding fiscal year:

	Sep 30,2020	Sep 30,2019	YoY var2020 vs.2019%	FY2020	FY2019	FY2018
	(in millions of ARS)
Revenues	1,722	1,812	(2.2)	6,705	6,205	5,190
Costs	(1,596)	(1,611)	(0.9)	(6,058)	(5,764)	(5,041)
Initial recognition and changes in the fair value of biological assets and agricultural produce	-	13	(100.0)	11	6	(10)
Gross profit (loss)	176	214	(17.8)	658	447	139
General and administrative expenses	(42)	(52)	(19.2)	(181)	(188)	(160)
Selling expenses	(181)	(141)	27.5	(619)	(502)	(304)
Other operating results, net	10	11	(9.1)	85	34	65
Profit (loss) from operations	(37)	31	(219.4)	(57)	(209)	(260)
Activity profit / (loss)	(37)	31	(219.4)	(57)	(209)	(260)

Others

This activity includes part of our investment in Futuros y Opciones (FyO), as crop trading is reflected in the Crops activity.

Results

The following table shows this activity’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to preceding fiscal year:

	Sep 30,2020	Sep 30,2019	YoY var2020 vs.2019%	FY2020	FY2019	FY2018
	(in millions of ARS)
Revenues	842	743	13.3	3.063	2,365	1,587
Costs	(614)	(471)	30.4	(2.104)	(1,421)	(1,065)
Gross profit	228	272	16.2	959	944	522
General and administrative expenses	(30)	(23)	30.4	(127)	(123)	(137)
Selling expenses	(58)	(72)	(19.4)	(236)	(241)	(160)
Other operating results, net	55	42	31.0	180	124	47
Profit (loss) from operations	195	219	(11.0)	776	704	272
Share of profit of associates and joint ventures	(5)	91	(105.5)	78	(49)	(2)
Activity profit / (loss)	190	310	(38.7)	854	655	270

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2020 and three month period ended September 30, 2020, compared to preceding fiscal years:

	Sep 30,2020	Sep 30,2019	YoY var2020 vs.2019%	FY2020	FY2019	FY2018
	(in millions of ARS)
Revenues	-	-	-	-	-	-
Costs	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
General and administrative expenses	(57)	(51)	11.8	(191)	(295)	(242)
Selling expenses	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-
Profit (loss) from operations	(57)	(51)	11.8	(191)	(295)	(242)
Activity profit / (loss)	(57)	(51)	11.8	(191)	(295)	(242)

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is crop trading (crop brokerage, futures and options, consulting and logistic and financial services) and sale and distribution of own inputs and third-party products.

As concerns the Crops business, revenues grew thanks to the increase in invoiced volumes and prices compared to the previous fiscal year. As well as the inputs business grew by 50% compared to the previous year, due to the consolidation of the nutritional specialties business.

During fiscal year 2020, increased efforts were made in the company’s cash flow analysis, generating financial income from the investments made. The financial services provided to our clients were also increased, allowing them access to capital market tools. Net financial income also increased favorably compared to the previous year due to the effect of the devaluation.

Concerning the goals for next year, the Crops business is expected to keep growing at the same pace as in the past years, aspiring to lead the crop trading business and differentiating ourselves in the services offered to clients. As concerns inputs, FyO’s goals include consolidating its suite of products, increasing sales, improving margins and focusing business on the sale of nutritional specialties for the soil. Other objectives include becoming a leading company in the knowledge of the crop’s markets, being digital innovators and expanding the company’s reach into the region.

AGROFY S.A.U.

Agrofy S.A.U. continued to position itself in 2020 as the leading online platform for agriculture in Argentina, Brazil, and Uruguay, doubling the flow of annual visits and contacts per month when compared to the previous year. During this fiscal year, Agrofy raised USD 23 million of new equity capital, incorporating two new strategic investors while Cresud reduced its shareholding to 22.2% and BrasilAgro was incorporated as a shareholder with 1.9% of the capital stock. During the next fiscal year we will seek to continue and consolidate Agrody’s regional expansion strategy.

Farmland Portfolio

As of September 30, 2020, we owned, together with our subsidiaries, 26 farms, with a total surface area of 629,794 hectares.

The following table sets forth our farm portfolio as of September 30, 2020:

	Use of farms owned and under concession as of June 30, 2020
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)	Sheep (has)	Agriculture (has)	Cattle(2) (Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	37,491		18,151	32,509
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture	100		957
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture			1,056
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,985
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	17,419		2,432	13,903
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,552	3,189
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture			3,906
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture			4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture			2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture			1,666
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,585	Agriculture/ Natural woodlands	2,488		10,912	2,676
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil		14,930	Agriculture	2,813		0	73
Alto Taquari	Alto Taquari/MT	Brazil		5,103	Agriculture			3,206
Araucaria	Mineiros/GO	Brazil		5,534	Agriculture			3,912
Chaparral	Correntina/BA	Brazil		37,182	Agriculture	0		16,461
Nova Buriti	Januária/MG	Brazil		24,212	Forestry
Preferência	Barreiras/BA	Brazil		17,799	Agriculture / Natural woodlands	7,148		0	7,497
São José	São Raimundo das Mangabeiras/MA	Brazil		17,566	Agriculture			9,506
Arrojadinho	Jaborandi/BA	Brazil		16,642	Agriculture			3,996
Rio do Meio	Correntina/BA	Brazil		12,288	Agriculture
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil		4,489	Agriculture
Subtotal Owned				629,794		67,799	85,000	94,890	59,847
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		3,097		22,346	2,054-
Subtotal Under Concession				132,000		3,097		22,346	2,054
Total				761,794		70,896	85,000	117,236	61,901

(1)
Hectares in proportion to our 35.72% interest in Agro-Uranga S.A.
(2)
Does not include sheep or cattle in sold or rented fields.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. As of September 30, 2020, we used 18,151 hectares in agricultural production. As of September 30, 2020, there were 32,509 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of September 30, 2020, 5,313 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of September 30, 2020, the farm had a sown surface area, including double crops, of 6,507 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2019/2020 crop season, a total of 5,983 hectares were sown. We leased, in turn, 8 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of September 30, 2020, “La Suiza” had a stock of approximately 13,903 heads of cattle. During the 2020/21 season, we used 2,432 hectares for agricultural production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel in the Province of La Pampa. As of September 30, 2020, 8,407 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2020/2021 crop season, 4,718 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is in the Province of Santa Cruz, next to our “8 de Julio” farm.

Cactus

The feedlot has a surface area of 171 hectares. It is located in Villa Mercedes, Province of San Luis. Given its degree of urban development and closeness to the city, we decided to discontinue fattening activities in this facility.

Finca Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A., a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was USD 4.0 million; therefore, the amount of USD 1.6 million was payable by Cresud.

On June 8, 2017, a title deed for the sale of 262 ha was signed. The total price was USD 2.2 million. The Company has recognized a gain of ARS 11.8 million as a result of this transaction.

On April 17, 2019, we have purchased to Zander Express S.A. the 60% of the property, and the total price was USD 1.25 million. As a result of this acquisition, we have become owner of a 100% of the property.

Establecimiento Mendoza

The establishment is located north of the city of Mendoza, in the department of Lavalle. It is composed of 9 Ha, which are currently not in use and are considered land reserves.

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2020/2021 crop season, it was used for crop production and sugarcane.

San Rafael

On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2020/2021 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2020/2021 season, this farm was used for crop production and sugarcane.

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 14,930 hectares. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2019/2020 season, 2,813 hectares were used for cattle production.

On June 13, 2018, the Company, through its subsidiary Brasilagro, signed a purchase contract for a total area of 9,784 hectares (7,485 are agricultural hectares) of the Establishment.

On July 31, 2018, the buyer made the payment of the first installment for BRL 225 million in accordance with the conditions set forth in the contract, obtaining the transfer of possession and enabling the recognition of the income by the Company. The remaining balance will be paid in six annual installments.

In June 2019, the Company entered into a commitment to sell 3,124 hectares of the Jatobá field. The sale price is BRL 543 million. The buyer made an initial payment of BRL 58 million and made on July 31, 2019 the cancellation of the first installment equivalent to BRL 58 million; and the balance equivalent to 563,844 soybeans bags, will be paid in six annual installments. The delivery of the possession and the result of the operation will be recognized on June 30, 2019, which represents a gain of BRL 422 million.

On July 15, 2020 BrasilAgro entered into an agreement fore the sale of 1,875 hectacres (1,500 are production acres) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi, for a purchase price of 300 bags of soybeans, equivalent to BRL 45 million. At the time of slae, the buyer made an initial payment, equivalent to BRL 5 million. In August 2020, the buyer made a second payment, equivalent to an additional BRL 3.5 million. The remaining balance of the purchase price will be paid by the purchaser in six annual installments. The book value of the Jatobá field parcel that was sold is BRL 3.7 million (acquisition cost plus investments made).

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 3,831 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for crop planting. The farm was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was BRL 10.3 million. In May 2014, the sale of 1,164 hectares was agreed for a total amount of BRL 41.3 million.

In March 2017, an area of 274 hectares was sold, of which 196 are developed and productive hectares. The price of the sale is 1,000 bags of soybeans per hectare. The Company has recognized a gain of ARS 29.9 million as a result of this transaction.

In May 2017, an area of 1,360 hectares was sold, of which 918 are developed and productive hectares. The sale price is 280 bags of soybeans per hectare. The Company has recognized a gain of ARS 37.4 million as a result of this transaction. On May 3, 2018, has been subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) at a price of 1,208 bags of soybeans per hectare or BRL 61.6 million (BRL / ha 93,356).

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,103 hectares, 3,206 of which are used for agriculture. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

On November 21, 2018, the Company, through its subsidiary Brasilagro, entered into a commitment to sell 103 hectares of the Alto Taquari field. The sale price is 1,100 bags of soybeans bags per hectare equivalent to BRL 63.4 million. The buyer made the initial payment of 22,656 soybean bags equivalent to BRL 17 million; and the balance will be paid in eight semiannual installments. The result of the operation recognized in this period was BRL 64 million.

On October 29, 2019, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 85 hectares (65 productive hectares) of the Alto Taquari Establishment, a rural property located in the municipality of Alto Taquari, for a purchase price of equivalent to BRL 5.5 million. On the closing date, the buyer made an initial payment of 14,300 bags of soybeans, equivalent to BRL 1 million. The remaining balance will be paid in four annual installments. The result of the operation recognized in this period was BRL 4 million.

On May 29, 2020, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 105 productive hectares of the Alto Taquarí field. The purchase price was 115,478 bags of soybeans, equivalent to BRL 11 million. On the closing date, the buyer made an initial payment of equivalent to BRL 1.8 million. The remaining balance will be paid in five annual installments. The result of the operation recognized in this period was BRL 8 million.

Chaparral

Chaparral is a 37,182-hectare farm, with 18,948 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007 for BRL 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferência is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,344 of which are used for agricultural activities. It was acquired for BRL 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 10,137 are destined to agricultural activity. It was acquired for a value of BRL 100 million in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 8,043 were rented for livestock activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 12,288 hectares, of which 2,900 are used for agricultural activities. It was acquired in January 2020.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,904 are agricultural hectares. It was acquired in May 2020.

Paraguay (through our subsidiary Brasilagro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,585 hectares, out of which 10,174 hectares have been allocated to agricultural production, 3,064 hectares to cattle production and 1,612 hectares were leased to thir parties.

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our crop production is mostly sold in the domestic market. The prices of our crops are based on the market prices quoted in Argentine grains exchanges such as the Buenos Aires Grains Exchange (Bolsa de Cereales de Buenos Aires) and the cereal exchanges in each country, which take as reference the prices in international grains markets. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Customers

For the fiscal year 2020, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A. and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 87% of the futures and options contracts are closed through the Buenos Aires Grains Exchange and 13% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store crops with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. In addition, we store crops in silo bags. On the other hand, in Brazil we have a total storage capacity of 10,279 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Carnes Pampeanas, Frigorífico Bermejo, Arre Beef S.A., Sáenz Valiente Bullrich, and Colombo y Magliano S.A. Prices are based on the price at Liniers Market.

We are usually responsible for the costs of the freight to the market and, in general, we pay commissions on our transactions.

Inputs

The current direct cost of our production of crops varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive, with a huge number of producers. We are one of the leading producers in Argentina and the region. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of crops (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Regulation and Governmental Supervision of our Agricultural Business

Farming and Animal Husbandry Agreements

According to Law No. 13,246, as amended by Law No. 22,298, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years, except in the case of those designated as “accidental agreements” pursuant to Section 39, subsection a), Law No. 13,246. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default in payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246, amended by Law No. 22,298, also regulates sharecropping agreements pursuant to which one of the parties furnishes the other with animals or land for the purpose of sharing benefits between the parties. These agreements are required to have a minimum term of duration of 3 years, although the rule of Section 39 of Law No. 13,246 on accidental agreements for smaller terms also applies in this case. The agreement is not assignable under any circumstance whatsoever, unless expressly agreed by the parties. Upon death, disability of the tenant farmer or other impossibility, the agreement may be terminated.

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Agro-industry Ministry that oversees farming and animal sanitary activities.

Argentine law establishes that the brands should be registered with each provincial registry and that there cannot be brands alike within the same province.

Sale and Transportation of Cattle

Even though the sale of cattle is not specifically regulated, general contract provisions are applicable. Further, every province has its own rural code regulating the sale of cattle.

Argentine law establishes that the transportation of cattle is lawful only when it is done with the respective certificate that specifies the relevant information about the cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the SENASA.

Export Restriction of Beef

In addition, the Secretary of Agriculture, Livestock, Fishing and Food Products, within the orbit of the Ministry of Economy and Public Finance, oversees the farming and animal sanitary activities.

The Secretary of Agriculture, Livestock, Fishing and Food Products is in charge of distributing the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,420 tons to export beef under the Cuota Hilton for the July 2019-June 2020 period.

Environment

The development of our agribusiness activities depends on a number of federal, provincial and municipal laws and regulations related to environmental protection.

We may be subject to criminal and administrative penalties, including taking action to reverse the adverse impact of our activities on the environment and to reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Under the Argentine Criminal Code, persons (including directors, officers and managers of corporations) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have enforced these provisions in the Argentine Criminal Code to sanction the discharge of substances which are hazardous to human health. At the administrative level, the penalties vary from warnings and fines to the full or partial suspension of the activities, which may include the revocation or annulment of tax benefits, cancellation or interruption of credit lines granted by state banks and a prohibition against entering into contracts with public entities.

The Forestry Legislation of Argentina prohibits the devastation of forests and forested lands, as well as the irrational use of forest products. Landowners, tenants and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

In accordance with legislative requirements, we have applied for approval to develop certain parts of our land reserves and were authorized to develop them partially and to maintain other areas as land reserves. We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land reserves. We intend to use genetically modified organisms in our agricultural activities. In Argentina, the development of genetically modified organisms is subject to special laws and regulations and special permits.

On November 28, 2007, the Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map within a term of one year. Until such provincial implementation is carried into effect, no new areas may be deforested. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

Besides, the Rules issued by the CNV provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

Our activities are subject to a number of national, provincial and municipal environmental regulations. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to redress it as provided by applicable law. The authorities shall protect this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection and Provincial and Municipal Governments shall determine specific standards and issue the applicable regulations.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. This law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets environmental policy goals. Moreover, Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and imposes the obligation to restore it to its former condition or, if that is not technically feasible, to pay a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum obligations to be fulfilled by natural and artificial persons.

Leases

Laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of the Company’s properties.

Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping mall tenants.

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include price indexation clauses based on inflation increases in lease agreements; and

●
a two-year minimum lease term is established for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where they are entered into for a specific purpose expressly stated in the agreement that is usually fulfilled within an agreed shorter term.

Rent Increase

In addition, there are at present contradictory court rulings with respect to whether the rent price can or cannot be increased during the term of the lease agreement. Most of our lease agreements have incremental rent increase clauses that are not based on any official index. As of the date of this document, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our company.

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (save in case of residential use, where the maximum term is twenty years). Generally, terms in its lease agreements go from 3 to 10 years.

Early termination rights

The Argentine Civil and Commercial Code provides that tenants of properties may declare the early termination of lease agreements after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and, if the termination occurs after the first year of lease, the penalty is one month’s rent.

It should be noted that the Argentine Civil and Commercial Code became effective on August 1, 2015 and that, among other rules, it repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but (i) it established the obligation to give at least 60 days’ prior notice of exercise of the early termination right by the tenant; and (ii) it set forth in its Section 29 that its provisions were mandatory. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of unilateral termination by the lessee.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedural Code enables the lessor to pursue collection of outstanding rental payments through an “executory proceeding” upon lessee’s payment default. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Procedural Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) supplements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to built units or units to be built under this regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser – such as demanding payment of any outstanding installments due – unless he/she fully complies with his/her obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility-impaired individuals must be provided for.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility-impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Law, unless seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Law prohibits the termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event, the seller may take action under any mortgage on the property.

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Section 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party of the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a mass-market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

●
deprive obligations of their nature or limit liability for damages;

●
imply a waiver or restriction of consumer rights and an extension of seller rights; and

●
impose the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from ARS 100 to ARS 5,000,000, the seizure of merchandise, closing down of establishments for a term of up to thirty (30) days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws provide that those who though not being parties to a consumer relationship as a result thereof acquire or use goods or services, for consideration or for non-consideration, for their own final use or that of their family or social group are entitled to such protection rights in a manner comparable to those engaged in a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private, that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as such agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally or a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

It is important to point out that the protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service shall be liable.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993–. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

For the purpose of determining the volume of the business mentioned on the paragraph before, the CNDC will annually inform the amount in legal currency that will apply during the corresponding year. For that purpose, the CNDC will consider the mobile unit value current at the last business day of the previous year. When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 812,000,000, we are required to notice to the CNDC of any concentration provided for by the Antitrust Law; provided that no exception to the notice requirement under the Antitrust Law is applicable.

Taxes on the Transfer of Property and Sale of Meat and Grains

Value Added Tax (VAT). VAT is a federal tax that applies mainly to the (i) sale of goods located in Argentina; (ii) provision of services within Argentina; (iii) final import of goods and services (services rendered outside Argentina to persons registered as domestic VAT taxpayers that are economically used or exploited inside the country); and (iv) digital services provided by a foreign company or individuals that are economically used or exploited inside the country. Services rendered inside Argentina deemed to be used or exploited outside the country are not subject to VAT (export of services) and exports are exempted to pay VAT.

VAT is paid at each stage of the chain of production or distribution of goods or services. The general tax rate is 21%.

The value added tax law imposes a reduced rate, equal to 10.5% on the sale price of on the sale price of live animals (including cattle, sheep, camels and goats, among others) as well as their meat and edible remains, fruits and vegetables, all of which whether fresh, chilled, or frozen, which have not undergone any cooking or manufacturing process turning them into a manufactured product. This 10.5% reduced rate is also applicable to the sale of grains (cereals and oilseeds, excluding rice), and dry pulses (beans, peas, and lentils). In the case of milk, the sale is subject to a 21% rate (except for sales to final consumers, the federal government, the provinces, municipalities or the City of Buenos Aires or any subordinate agencies, school or university kitchens, health funds or entities under the scope of paragraphs e), f), g) and m) of Section 20 of the Income Tax Law, which are exempt).

The sale of land and immovable property is not subject to this tax.

Gross Income Tax. This is a local tax (collected by the provinces and the City of Buenos Aires) that levies onerous activities (habitually activities) carried out within a province or the City of Buenos Aires. The taxable base is the gross income derived from said activities.

When the same business is developed in more than one jurisdiction, the tax is applicable pursuant to the regulations set forth in the Multilateral Agreement, which distributes taxable base among the different jurisdictions, in accordance with certain parameters (usually, attribution of income or expenses to each jurisdiction), which is relevant for taxpayers that carry out activities in several jurisdictions, and is applicable in order to avoid double taxation.

In the City of Buenos Aires, gross income derived from livestock raising and milk production are subject to this tax at a general rate of 0.75%. In certain provinces, the sale of primary goods is not taxable.

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on instrumented acts, i.e. executed and delivered by means of documents (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

In the City of Buenos Aires (federal district) the stamp tax rate applicable to the transfer by public deed of real property is 3.6% and 2% in the Province of Buenos Aires. The purchase and sale of real property through public deed, however, is not taxable in the province and the City of Buenos Aires –up to a certain value of the property- if the real estate is used for permanent dwelling purposes, and provided that it is the only property owned by the purchaser.

Operations Center in Argentina

Shopping Malls

As of September 30, 2020, IRSA CP owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 333,345 sqm of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 75,321 million for fiscal year 2020 and ARS 101,665 million for fiscal year 2019, a decrease of 25.9% in real terms (+6.7% in nominal terms). The greatest impact of this drop was evidenced in the first quarter of the year because of the closure of operations due to the lockdown decreed in Argentina on March 20, 2020 as a consequence of COVID19. Tenant sales at our shopping malls are relevant to our revenues and profitability because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

The following table shows certain information about IRSA CP’s shopping malls as of September 30, 2020:

Shopping malls	Date of acquisition/development	Location	GLA (sqm)(1)	Number of stores	Occupancy rate(2)	Our ownership interest(3)	Rental revenue
					(%)	(%)	(in million of ARS )
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	94.5	100	69
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,761	163	94.6	100	28
Alto Avellaneda	Dec-97	Buenos Aires Province	38,801	126	96.2	100	8
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.4	100	24
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	89.7	100	(7)
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	164	71.7	80	10
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,156	79	95.9	100	16
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0	90	26
Alto Noa Shopping	Mar-95	City of Salta	19,313	85	96.6	100	31
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,682	140	98.3	100	83
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,123	127	96.0	100	39
Córdoba Shopping	Dec-06	City of Córdoba	15,361	104	98.1	100	29
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	70	97.4	50	2
Alto Comahue	Mar-15	City of Neuquén	11,702	95	93.9	99.95	67
Patio Olmos(5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			333,345	1,557	92.8		425

(1)
Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2)
Calculated dividing occupied sqm by leasable area as of the last day of the fiscal year.
(3)
Company’s effective interest in each of its business units.
(4)
Excludes Museo de los Niños (which represents 3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(6)
IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Accumulated rental income”.

The following table shows information about IRSA CP’s future expansions on current assets as of September 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000
Total expansions		131,955

(1)
Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Rental income

The following table sets forth total rental income for each of IRSA CP’s shopping malls for the fiscal years indicated:

	As of September 30,		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS)
Alto Palermo	69	340	1,073	1,516	1,631
Abasto Shopping	28	312	919	1,412	2,196
Alto Avellaneda	8	213	646	1,015	1,140
Alcorta Shopping	24	171	573	746	791
Patio Bullrich	(7)	101	332	434	458
Dot Baires Shopping	10	230	703	1,196	1,170
Soleil Premium Outlet	16	95	267	395	414
Distrito Arcos	26	174	494	680	667
Alto Noa Shopping	31	70	199	267	300
Alto Rosario Shopping	83	168	560	735	788
Mendoza Plaza Shopping	39	101	318	441	483
Córdoba Shopping Villa Cabrera	29	63	191	265	293
La Ribera Shopping(2)	2	21	64	94	99
Alto Comahue	67	108	406	451	389
Subtotal	425	2,167	6,742	9,646	10,823
Patio Olmos(3)	2	3	8	11	11
Adjustments and eliminations(4)	(58)	(83)	(362	(463)	(337)
Total	369	2,087	6,389	9,195	10,496

(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)
IRSA CP owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth IRSA CP’s revenue from cumulative leases by revenue category for the fiscal years presented:

	As of September 30,		For the fiscal year ended June 30,
	2020	2019	2020	2019	2018
	(in millions of ARS)
Base rent	123	1,128	3,367	5,146	6,053
Percentage rent	63	499	1,584	1,915	2,006
Total rent	186	1,627	4,951	7,061	8,059
Non-traditional advertising	33	56	198	239	264
Revenues from admission rights	146	263	972	1,131	1,251
Fees	25	29	113	127	149
Parking	3	122	319	509	615
Commissions	29	56	167	346	462
Other	3	15	23	233	24
Subtotal(1)	425	2,168	6,742	9,646	10,823
Patio Olmos	2	2	8	11	11
Adjustments and eliminations(2)	(58)	(83)	(362)	(463)	(337)
Total	369	2,087	6,389	9,195	10,496

(1)
Does not include Patio Olmos
(2)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenues from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2020 fiscal year, IRSA CP’s shopping mall tenants’ sales reached ARS 75,321 million, a decrease of 25.9% in real terms compared to the previous fiscal year (+6,7% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 26.9% in real terms (+5.0% in nominal terms), up from ARS 70,411 million to ARS 51,464 million during fiscal year 2020, whereas shopping malls in the interior of Argentina decreased approximately 23.7% in real terms (+10.4% in nominal terms) in comparison with the previous fiscal year, from ARS 31,254 million to ARS 23,856 million during fiscal year 2020.

The following table sets forth the total retail sales of IRSA CP’s shopping mall tenants for the fiscal years indicated:

	As of September 30,(1)		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS)
Alto Palermo	127	3,116	9,191	12,472	13,783
Abasto Shopping	94	3,231	9,346	13,228	15,546
Alto Avellaneda	92	2,829	8,258	11,862	14,955
Alcorta Shopping	17	1,765	5,480	7,035	7,535
Patio Bullrich	168	1,193	3,728	4,622	4,177
Buenos Aires Design(1)	—	—	—	605	1,922
Dot Baires Shopping	83	2,390	7,341	10,137	12,863
Soleil Premium Outlet	184	1,377	3,814	5,443	6,098
Distrito Arcos	500	1,491	4,307	5,007	5,026
Alto Noa Shopping	653	1,099	3,739	4,491	5,425
Alto Rosario Shopping	1,230	2,509	7,783	9,997	11,152
Mendoza Plaza Shopping	1,226	1,971	6,075	7,969	9,412
Córdoba Shopping Villa Cabrera	506	771	2,396	3,261	3,856
La Ribera Shopping(2)	142	572	1,589	2,333	2,824
Alto Comahue	152	799	2,274	3,204	3,510
Total	5,174	25,113	75,321	101,665	118,083

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)
End of concession term was December 5, 2018
(3)
Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	As of September 30,(1)		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS )
Department Store	381	1,327	4,009	5,502	6,771
Clothes and footwear	2,477	13,575	41,203	56,492	61,600
Entertainment	—	1,047	2,311	3,408	3,665
Home and decoration	143	493	1,541	2,258	3,306
Home Appliances	452	3,065	8,494	11,387	13,020
Restaurants	939	3,140	10,764	12,744	13,947
Miscellaneous	23	296	866	1,213	1,274
Services	759	2,170	6,133	8,661	14,501
Total	5,174	25,113	75,321	101,665	118,083

(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of September 30,(1)		As of June 30,(1)
	2020	2019	2020	2019	2018
	(%)
Alto Palermo	94.5	98.1	91.9	99.1	99.5
Abasto Shopping	94.6	97.7	94.9	98.7	99.1
Alto Avellaneda	96.2	99.1	97.4	98.6	98.9
Alcorta Shopping	97.4	98.1	97.3	97.9	99.8
Patio Bullrich	89.7	94.7	91.4	93.5	97.1
Dot Baires Shopping	71.7	75.6	74.6	74.5	99.5
Soleil Premium Outlet	95.9	98.9	97.1	99.0	97.7
Distrito Arcos	100.0	94.5	93.8	99.4	99.7
Alto Noa Shopping	99.6	97.2	99.0	99.5	96.8
Alto Rosario Shopping	98.3	99.8	97.2	99.6	99.5
Mendoza Plaza Shopping	96.0	95.0	97.8	97.3	98.3
Córdoba Shopping Villa Cabrera	98.1	99.9	95.4	99.3	100.0
La Ribera Shopping	97.4	95.7	99.0	94.6	94.9
Alto Comahue	93.9	96.9	96.2	96.2	94.4
Total (1)	92.8	94.3	93.2	94.7	98.5

(1)
As of September 30, 2020, the occupancy rate decreased mainly due to 12,600 sqm vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 96.4%.

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	As of September 30,(1)		As of June 30,(1)
	2020	2019	2020	2019	2018
	(en ARS)
Alto Palermo	1,570	12,722	38,255	55,615	62,034
Abasto Shopping	(82)	6,230	17,412	27,113	36,409
Alto Avellaneda	(477)	4,477	12,464	20,817	24,609
Alcorta Shopping	353	7,576	24,507	32,923	35,654
Patio Bullrich	(1,482)	5,823	19,220	25,229	26,674
Dot Baires Shopping	(188)	3,258	9,663	14,328	16,280
Soleil Premium Outlet	487	5,096	13,674	21,277	23,379
Distrito Arcos	1,450	10,203	26,975	39,130	39,393
Alto Noa Shopping	1,266	3,224	8,766	11,703	13,785
Alto Rosario Shopping	1,779	4,036	12,940	17,686	19,629
Mendoza Plaza Shopping	663	2,013	5,953	8,486	9,814
Córdoba Shopping Villa Cabrera	1,501	3,293	9,751	14,071	9,814
La Ribera Shopping	39	1,766	4,869	7,336	8,199
Alto Comahue	5,392	8,510	32,979	31,830	38,722

(1)
Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable sqm. Does not include revenues from Patio Olmos.

Lease expirations(1)(2)

Includes information as of June 30, 2020 due to the fact that, during the first quarter of the 2021 fiscal period ended on September 30, 2020, a large part of the shopping centers were unable to open to the public or with activity restricted by the sanitary measures provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and/or to sign new contracts.

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2020, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2020
Agreements’ Expiration	Number of agreements(1)	Sqm to expire	Due to expire (%)	Total lease payments (in millions of ARS)(3)	Agreements (%)
Vacant Stores	113	22,684	6.8
Expired in-force	246	53,600	16.1	486	18.4
As of June 30, 2021	424	68,355	20.5	763	28.9
As of June 30, 2022	383	48,719	14.6	589	22.3
As of June 30, 2023	278	38,916	11.7	418	15.8
As of June 30, 2024 and subsequent years	118	100,788	30.3	383	14.5
Total	1,562	333,062	100.0	2,639	100.0

(1)
Includes vacant stores as of June 30, 2020. A lease may be associated with one or more stores.
(2)
Does not reflect our ownership interest in each property.
(3)
The amount expresses the annual base rent as of June 30, 2020 of agreements due to expire.

Five largest tenants of the portfolio

Includes information as of June 30, 2020 due to the fact that, during the first quarter of the 2021 fiscal period ended on September 30, 2020, a large part of the shopping centers were unable to open to the public or with activity restricted by the sanitary measures provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and/or to sign new contracts.

The five largest tenants of the portfolio (in terms of sales) account for approximately 16.6% of their gross leasable area as of June 30, 2020 and represent approximately 9.8% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leaseable Area	Gross Leaseable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.5	10,771	3.2
Falabella	Department store	5.4	28,892	8.7
Nike	Clothes and footwear	4.0	7,610	2.3
Fravega	Home appliances	3.2	3,524	1.1
Mc Donald’s	Restaurant	2.5	4,400	1.3
Total		22.5	55,197	16.6

New leases and renewals

Includes information as of June 30, 2020 due to the fact that, during the first quarter of the 2021 fiscal period ended on September 30, 2020, a large part of the shopping centers were unable to open to the public or with activity restricted by the sanitary measures provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table shows certain information about IRSA CP’s leases agreement as of June 30, 2020:

	Number of agreements renewed	Annual base rent (in millions of ARS)	Annual admission rights (in millions of ARS)	Average annual base rent per sqm (ARS)		Number of non-renewed agreements(1)	Non-renewed agreements(1) annual base rent amount (in millions of ARS)
Type of business				New and renewed	Former agreements
Clothing and footwear	268	478	95	12,781	10,103	578	1,122
Restaurant	72	107	15	13,466	11,877	130	226
Miscellaneous(2)	56	112	26	6,741	25,798	147	318
Home	32	61	8	8,484	9,762	54	128
Services	28	47	4	8,636	10,927	12	59
Entertainment	11	19	0	1,224	1,455	14	73
Supermarket	1	5	0	1,222	2,950	1	9
Total	468	829	148	7,057	8,123	936	1,935

(1)
Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of our leases cannot exceed twenty years for the residential destination and fifty years for the other destinations.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 28% on a semi-annually and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we will be able to enforce such clauses contained in our lease agreements. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA CP decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA CP alsos suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Insurance

We and our subsidiary IRSA CP carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We and our subsidiary IRSA CP are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA CP’s and our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We and our subsidiary IRSA CP also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRSA CP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA CP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

Competition

We are the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2020.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,655	1.44
Abasto Shopping(2)		City of Buenos Aires	36,761	2.83
Alto Avellaneda		Province of Buenos Aires	38,801	2.99
Alcorta Shopping		City of Buenos Aires	15,725	1.21
Patio Bullrich		City of Buenos Aires	11,396	0.88
Dot Baires Shopping(4)		City of Buenos Aires	48,805	3.75
Soleil		Province of Buenos Aires	15,156	1.17
Distrito Arcos		City of Buenos Aires	14,335	1.10
Alto Noa(2)		City of Salta	19,313	1.49
Alto Rosario(3)		City of Rosario	33,682	2.59
Mendoza Plaza		City of Mendoza	43,123	3.32
Córdoba Shopping		City of Córdoba	15,361	1.18
La Ribera Shopping		City of Santa Fe	10,530	0.81
Alto Comahue		City of Neuquén	11,702	0.90
Subtotal			333,345	25.64
Cencosud S.A.			277,203	21.33
Other operators			689,304	53.05
Total			1,299,852	100.00

(1)
Corresponding to gross leasable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2)
Does not include Museo de los Niños (3,732 sqm).
(3)
Does not include Museo de los Niños (1,261 sqm).
(4)
Our interest in PAMSA is 80%:
Source: Argentine Chamber of Shopping Centers.

Seasonality

IRSA CP’s business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices

According to Colliers International, as of September 30, 2020, the A+ and A office inventory is 1,827,742 sqm. The vacancy rate was steady at approximately 14.2% during the third quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices increased in the order of USD 25.5 per square meter compared to the previous quarter. The prices for A+ properties were USD 30.0 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 29.2. Likewise, the industry reported a USD/m2 1.2 decreased in rental prices for A+ properties compared to the second quarter of 2020.

Management of office buildings

We generally act as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA CP’s office buildings, as of September 30, 2020:

	Date of acquisition/ development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income as of September 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	115,706
Bankboston Tower(5)	Dec-14	7,383	85.6	100	71,721
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	31,654
Bouchard 710(6)	Dec-14	-	-	100	31,066
Dot Building	Nov-06	11,242	84.9	80	55,714
Zetta	Jun-19	32,173	97.5	80	188,072
Total AAA & A buildings		73,662	91.6		493,933
B buildings
Philips	Jun-17	8,017	85.8	100	8,574
Suipacha 652/64	Dec-14	11,465	31.2	100	27,684
Total B buildings		19,482	53.6		36,258
Total Offices		93,144	83.7		530,191
Other rental properties(4)					10,150
Total Offices and Others					540,341

(1)
Corresponds to the gross leasable area of each property as of September 30, 2020. Excludes common areas and parking spaces.
(2)
Calculated by dividing occupied sqm by leasable area as of September 30, 2020.
(3)
We own 13.2% of the building that has 22,535 sqm of gross leasable area.
(4)
Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)
(5)
On November 5, 2020, our subsidiary IRSA CP sold four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(6)
On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”.

Occupancy rate

The following table shows our offices occupancy percentage(1) as of the end of the fiscal year 2020 and three month period ended September 30, 2020, compared to the preceding fiscal year and period:

	Occupancy rate (1)
	As of September 30,		As of June 30,
	2020	2019	2020	2019	2018
			(%)
Offices:
República Building	86.9	92.6	86.9	95.2	98.4
Bankboston Tower (2)	85.6	93.5	96.4	93.5	85.6
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710(3)	—	100.0	92.5	100.0	100.0
Suipacha 652/64	31.2	31.2	31.2	44.6	86.2
DOT Building	84.9	100.0	84.9	100.0	100.0
Philips Building	85.8	67.6	82.7	45.7	69.8
Zetta Building	97.5	97.5	97.5	97.5	—
Total	83.7	88.1	86.1	88.3	92.3

(1)
Leased sqm pursuant to lease agreements in effect as of June 30, 2020, 2019 and 2018 over gross leasable area of offices for the same fiscal years.
(2)
On November 5, 2020, our subsidiary IRSA CP sold four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”.

Annual average income per surface area as of June 30, 2020, 2019 and 2018(1):

	Income per square meter(1)
	As of September 30,		As of June 30,
	2020	2019	2020	2019	2018
	(ARS/sqm)
República Building	6,692	6,354	26,992	25,260	17,650
Bankboston Tower(2)	11,354	6,434	24,353	25,914	18,522
Intercontinental Plaza	10,626	2,127	14,607	16,578	18,438
Bouchard 710(3)	—	6,769	28,823	26,375	21,985
Suipacha 652/64	2,398	3,741	11,740	24,038	9,341
Dot Building	5,840	6,169	26,221	21,522	15,542
Philips Building	4,026	2,799	12,044	27,766	7,738
Zetta Building	5,998	8,270	26,114	17,144	—

(1)
Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)
On November 5, 2020, our subsidiary IRSA CP sold one four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments - Bouchard 710 Building sale”

New agreements and renewals

Includes information as of June 30, 2020 due to the fact that, during the first quarter of the 2021 fiscal period ended on September 30, 2020, a large part of the offices were unable to open to the public or with activity restricted by the sanitary measures provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table sets forth certain Information on lease agreements as of June 30, 2020:

Building	Number of lease agreements(1)(5)	Annual rental price (In million of ARS) (2)	Rental price per new and renewed sqm(3)	Rental price per previous sqm (ARS)(3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (In million of ARS )(4)
Bouchard 710(6)	—	—	—	—	1	14
Bankboston Tower(7)	2	34	1,891	1,933	—	—
Republica Building	3	133	1,703	1,777	2	25
DOT Building	1	17	882	851	—	—
Philips Building	3	35	896	—	—	—
Suipacha 664	1	25	1,046	1,046	—	—
Total Offices	10	244	1,369	1,206	3	39

(1)
Includes new and renewed lease agreements executed in FY 2019.
(2)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
(3)
Monthly value.
(4)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
(5)
It does not include lease agreements over parking spaces, antennas or terrace area.
(6)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(7)
On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces and on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold four floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.

Includes information as of June 30, 2020 due to the fact that, during the first quarter of the 2021 fiscal period ended on September 30, 2020, a large part of the offices were unable to open to the public or with activity restricted by the sanitary measures provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2020. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire(1)	Sqm of leases due to expire (sqm)(3)	Square meter of leases due to expire (%)	Annual rental income amount of leases due to expire (in million of ARS)(2)	Annual rental income amount of leases to expire (%)
As of September 30, 2020	4	9,454	13	57	3
As of June 30, 2021	22	24,983	23	679	33
As of June 30, 2022 and thereafter	33	65,149	64	1,345	65
Total	59	99,586	100	2,081	100

(1)
Includes offices with leases that have not been renewed as of June 30, 2020.
(2)
It does not include sqm used by IRSA CP.
(3)
It does not include sqm or revenues from parking spaces.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at September 2020, overnight stays at hotel and parahotel establishments were estimated at 140 thousand, 96.3% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 95.4% and 99.4%, respectively. Total travelers who stayed at hotels during June were 47 thousand, a 97.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 96.5% and 99.7%, respectively. The Room Occupancy Rate in September was 80.9%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 95.1%, which represents a sharp decrease compared to September 2019.

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the city of Buenos Aires and Llao Llao hotal in the province of Río Negro have been temporarily closed since that date and there is no certainty about their reopening and the reactivation of the sector; in turn, the Intercontinental Hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

At the moment, there are no certainties about the opening of the social, preventive and mandatory isolation that motivates the reactivation of the sector. The perspectives of slow normalization and reopening place us at the end of the year or the beginning of next year.

Future confirmations on the relaxation of social isolation, the opening of airports for national and international flights, land borders and normal interprovincial traffic will contribute to the slow normalization. With the reopening, an initial occupancy is expected, oscillating between 5% and 15%, growing gradually.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each one of the hotels makes its best efforts to adapt operationally to the context.

As of September 2020, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%)(1)	Average Price per Room ARS(2)	As of September 30,		Fiscal Year Sales as of June 30
						2020	2019	2020	2019	2018
						(in millions of ARS)
Intercontinental(3)	11/01/1997	76.34%	313	1.4	7,072	5	92	776	1,129	591
Libertador(4)	03/01/1998	100%	200	0	N/A	1	261	271	636	349
Llao Llao(5)	06/01/1997	50.00%	205	0	N/A	0	348	1,129	1,413	753
Total			718	0.6	7,088	6	702	2,176	3,179	1,692

(1)
Accumulated average in the twelve-month period.
(2)
Accumulated average in the twelve-month period.
(3)
Through Nuevas Fronteras S.A.
(4)
Through Hoteles Argentinos S.A.U.
(5)
Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 313 rooms.

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador”. The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million, of which USD 4.2 million were paid in cash and the balance of USD 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of USD 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2020, revenues from the development and sale of properties from the Operations Center in Argentina in Argentina segment amounted to ARS 783 million, compared to ARS 210 million posted in the fiscal year ended June 30, 2019.

Construction and renovation works on our residential development properties are performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed sqm. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished sqm for commercialization, without taking part in the construction works.

The following table shows information about IRSACP’s land reserves as of September 30, 2020:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires(6)	100	Jul-96	—	—	—	1,461	70
Total Intangibles (Residential)			—	—	—	1,461	70

LAND RESERVES:
Catalinas - City of Buenos Aires(4)(5)	100	May-10	3,648	58,100	28,051	—	—
Subtotal offices			3,648	58,100	28,051	—	—
Total under Development			3,648	58,100	28,051	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	1,326
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50	May-11	159,996	500,000	—	—	3,797
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	1,293
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	4,353
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	10,769
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	37
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	36
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	86
Subtotal residential			21,000	53,036	—	36,545	159
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	1,888
Paraná plot - Entre Ríos(3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	1,888
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	3,627
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	1,484
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	27
Subtotal offices			21,735	5,000	62,998	—	5,138
Total future developments			1,475,158	1,229,976	94,456	112,414	17,954
Other land reserves(1)			1,899	—	7,297	262	1,880
Total land reserves			1,477,057	1,229,976	101,753	112,676	19,834

(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)
These land reserves are classified as Trading Properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
The sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The deed of sale with both entities has not yet been signed. The aforementioned fair value corresponds only to the land.
(5)
On June 10, 2020, IRSA CP informed with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two floors of medium height of the tower under construction “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 m2 and 16 parking units located in the building.
(6)
Classified as Intangible Assets, therefore, their value is kept at historical cost.

The following chart shows information about IRSA’s land reserves as of September 30, 2020:

	IRSA’s Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)
LAND RESERVES
La Adela - Buenos Aires(3)	100%	8/1/2014	9,868,500	3,951,227	—	1,887
Puerto Retiro - BA City(1)	50%	5/18/1997	82,051	246,153	—	-
Solares Santa María - BA City(3)	100%	7/10/1997	716,058	716,058	—	27,580
Subtotal Mixed-uses			10,666,609	4,913,438	—	29,467
Caballito Block 35 -BA City(4)	100%	10/22/1998	9,879	57,192	30,064	424
Zetol – Uruguay(4)	90%	6/1/2009	—	—	64,080	334
Vista al Muelle – Uruguay(4)	90%	6/1/2009	—	—	60,360	285
Subtotal Residential			9,879	57,192	154,504	1,043
Total Future Developments			10,676,488	4,970,630	154,504	30,510
Another Land Reserves(2)(3)(4)			5,249,941	—	4,713	618
Total Land Reserves			15,926,429	4,970,630	159,217	31,128

(1)
This landplot is under judicial litigation and it is fully allowanced.
(2)
Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)
These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)
These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.

 Residential Properties (available for sale)

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security.

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of the date of this Form 6-K, the works in parcel H have been completed and all the units subject to the barter have been received, with six parking spaces available for sale.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 sqm built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2020, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD 11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 sqm of lots amounting to approximately USD 3 million was included in the sale price. As of September 30, 2020, 10 lots had been transferred and 46 remain to be traded.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land we own, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 sqm distributed in two opposite corners and, according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 sqm of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 sqm) and one parking lot (14 sqm).

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 182,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7,298,705, equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. The estimated delivery date of the units is January 2022.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for USD 4,215,000 according to the following payment schedule: USD 3,815,000 in cash and USD 400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration, which consist in 30,000 sqm, is pending. In December 2019, an agreement was reached with the counterpart that allowed the resale of the non-monetary consideration to an unrelated third party for a total value of USD 450,000.

Projects under Development

Alto Palermo Expansion (IRSA CP)

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 sqm and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2020 was 64% and construction works are expected to be finished by June 2021.

200 Della Paolera - Catalinas building (IRSA CP)

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 30,832 sqm consisting of 26 floors and 272 parking spaces in the building. As of September 30, 2020, work progress was 98%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by IRSA from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Picardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 sqm located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 m2, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during this fiscal year, the pre-feasibility requirements began to be processed with public bodies. The one corresponding to the Hydraulic Directorate of the Province is in the process of approval, and in the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 sqm in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 sqm out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 sqm in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was USD 4 million.

La Plata Plot of land (IRSA CP)

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,614 sqm located in the city of La Plata, Province of Buenos Aires. The price of the transaction was USD 7.5 million, which have been fully paid.

The price of the operation was set at the amount of USD 7.5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

On January 21, 2019, Ordinance No. 11767, approved by the Honorable Deliberative Council of La Plata on December 26, 2018, has been promulgated. With said promulgation, the uses and indicators requested to develop a project of 116,553 sqm are formally confirmed by said Ordinance.

On September 24, 2020, the agreement that validates Ordinance No. 11767 was signed between the Mayor Dr. Julio Garro and the Director of the Real Estate Business, Dr. Daniel Elsztain, where the uses within the property are fixed, they may be: Shopping and entertainment center, Offices, Hotels, Housing, Medical Assistance Center and any other use authorized by the Planning Code of the City of La Plata.

The Master plan was consolidated with 16 lots, which are already in process to obtain the corresponding subdivision, by Geodesia in the Province of Buenos Aires.

Caballito Plot – City of Buenos Aires

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned sqm, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The consideration is guaranteed by a mortgage on Plot 1 and Building 1 and the buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing an Appeal of Unconstitutionality. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito” in our 2020 Form 20-F.

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of ARS 210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign - beyond its founders - to the bidding / privatization carried out for the sale of Tandanor shares. The pronouncement of the sentence is pending.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the President of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court’s judgement will be read on November 30, 2018. From that moment, all the parties might file the appeals.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1”. On March 1, 2019 we were notified of the “in limine” rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots, and we would need to obtain all the necessary permits and authorizations

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior agreements, and such has been submitted to the Legislature for its consideration. The agreement provided that if by February 28, 2014 the agreement was not approved would become invalidated.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions, yet, during legislative year 2018 it was reserved and remained without legislative treatment. As a consequence, at the end of the 2018 legislative session, the lack of treatment triggered the automatically invalidity of the above mentioned and executed Agreement with the Executive Branch of the City of Buenos Aires, which include such Bill of Law.

As of the date of this Form 6-K, efforts are still being made both in the CABA with the Goverment as well as in the CABA Legislature in order that the project Law may be treated on the premises, for its treatment and subsequent legislative approval.

Residential

Coto Residential Project (IRSA CP)

The Company owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA CP transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned sqm, with a minimum guaranteed of 1,982 sqm.

In a 30 month-period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm with construction capacity of 18,000 sqm of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed.

Caballito Plot – City of Buenos Aires

On June 29, 2011, we and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos AiresA neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the above-mentioned property. On April 2018 TGLT and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 sqm with a construction capacity of 33,485 sqm each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 sqm.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 sqm a second office tower of 19,600 sqm and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD 3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 58,000 sqm and consists of 34 floors.

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building”.

Investment in Condor Hospitality Trust

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor’s investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas (“MSA”) with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD 277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD 161 million.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

Others

Our interest in Banco Hipotecario

As of September 30, 2020, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of September 30, 2020, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of totals assets and twelfth in terms of loans. As of September 30, 2020, Banco Hipotecario’s shareholders’ equity was ARS 15,141.5 million, its consolidated assets were ARS 150,789.5 million, and its net income for the nine-month period ended September 30, 2020 was ARS 291.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 36,944.8 million as of September 30, 2020. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,939.7 million as of September 30, 2020. Non-performing loans represented 16.9% of its total portfolio as of September 30, 2020.

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 36.2% as of June 30, 2020.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications “A” 6939 and “7035” of the BCRA, the distribution of dividends is suspended until December 31, 2020.

Other Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. We own 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was ARS 66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at ARS 13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the chairman of the board of LRSA—with deciding vote on certain key governance matters—and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture La Rural S.A., OFC S.R.L., Ogden Argentina S.A. and Entretenimiento Universal S.A. - Union Transitoria, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID-19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers have been closed since March 20, 2020, the date on which social, preventive, and mandatory isolation was decreed by the government of Argentina to combat the impact of the COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 30.2% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD 22,225,000 (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As a consequence of this transaction, IRSA CP owns as of March 31, the amount of 279,502,813 ordinary shares of TGLT, representing 30.2% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

As is publicly known, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive, and mandatory isolation was decreed in Argentina due to COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications.

As of September 30, 2020, IRSA CP’s participation in PARETO S.A. It was 69.96% and after the closing it increased its stake to 91.96%.

Pareto is a 100% digital customer loyalty system that promotes benefits and discounts in all our shopping mall.

Appa, Pareto’s app is a 100% digital customer loyalty system that promotes benefits and discounts across all our shopping malls. The app is also used to pay Parking lots giving customers the most convenient and fast check out available. The plan is to extend this frictionless payments method in gastronomic and apparel stores too.

Operations Center in Israel

On 25 September 2020, the District Court in Tel-Aviv-Yafo decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian on the shares of DIC and Clal. For more information see “Recent Events – Operation Center in Argentina- Corporate Information: IDBD”.

Legal Framework

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally diverge from ordinary commercial leases, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from three to ten years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases with other destiny than home destiny, early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law No. 23,091, which set forth a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the tenant’s unilateral termination right. There are no court rulings to date with respect to the new regulations related to: (i) the tenant’s unilateral termination right; or (ii) the possibility of agreeing a penalty different from that described above upon such termination.

While current policy discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future by Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in such costs and taxes, the government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income.

The Argentine Civil and Commercial Code enables landlords to pursue what is known as an “executory proceeding” if a tenant fails to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter, as the origin of the debt is not in question and the trial should focus on the formalities of the contract. The Argentine Civil and Commercial Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code also requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of rent due if a breach prior to eviction occurs but does not impose any such requirement for other leases. However, court cases pending resolution and numerous procedural hurdles have resulted in significant delays to eviction proceedings in the commercial context, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code regulating the use and development of property in the City of Buenos Aires. The Building Code requires developers to obtain building permits, including submitting architectural plans for review of the Secretary of Work and Public Services, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside the city of Buenos Aires, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property including, for example, that the purchase price for a property is payable in installments. The law requires, among other things:

Registration of intent to sell the property in subdivided plots with the Real Estate Registry in the jurisdiction where the property is located. Registration is only permitted for unencumbered property. Mortgaged property may only be registered if creditors agree to divide the debt in accordance with subdivided plots. Creditors may be judicially compelled to agree to the partition.

Preliminary registration with the Real Estate Registry of the purchase instrument within 30 days after its execution.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will have title to the plot. The purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may record a mortgage over the subject property to secure payment of the balance of the purchase price.

After paying of 25% of the purchase price or advancing of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection of the Disabled

The Law for Protection of the Disabled No. 22,431, enacted on March 16, 1981, as amended, provides that properties under construction or that are being remodeled must provide access for handicapped persons. Public spaces, entrances, hallways, elevators and common use facilities must be designed to provide mobility for impaired individuals. Buildings developed before enactment of the Protection for the Disabled Law must be reformatted to provide requisite access. Buildings that, because of their architectural design, may not be adapted to the use by the physically impaired, are exempted from these requirements.

Other regulations

Consumer relations, consumer or end user protection

Article 42 of the Argentine Constitution establishes that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts. The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

These laws deem void and unenforceable contractual provisions included in consumer contracts, that:

●
deprive obligations of their nature or limit liability for damages;

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imply a waiver or restriction of consumer rights and an extension of seller rights; and

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impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract. Providers of goods and services include those who produce, import, distribute or commercialize goods or supply services to consumers or users (but excludes professionals whose services require a college degree or higher who are required to register in officially recognized professional organizations).

The Argentine Civil and Commercial Code defines a consumer agreement as one that is entered into between a consumer or end user and an individual or entity that manufactures goods or provides services to consumers for private, family or social use. The Consumer Protection Law imposes a range of penalties for violation of its provisions, from warnings to the forfeiture of concession rights, and establishes joint and several liability of each participant in the chain of distribution or whose trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period when the offer is made until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must disclose precisely the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

On September 17, 2014, the Argentine Congress enacted Law No. 26,993 called “Conflict Resolution in Consumer Relationships System” law that provides for creation of new administrative and judicial procedures. The law created a bicameral administrative system: the Preliminary Conciliation Service for Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relations Audit, and a number of courts assigned to the resolution of conflicts between consumers and providers (Fuero Judicial Nacional de Consumo). The amount of any filed claim may not exceed a fixed amount equivalent to 55 adjustable minimum wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached, the claimant may file the claim in court. While COPREC is currently in full force and effect, the court system (Fuero Judicial Nacional de Consumo) is still pending. Therefore, any current claim must be filed with existing courts. A considerable number of claims pending against us are expected to be settled within the framework of this system.

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

For the purpose of determining the volume of the business mentioned on the paragraph before, the CNDC will annually inform the amount in legal currency that will apply during the corresponding year. For that purpose, the CNDC will consider the mobile unit value current at the last business day of the previous year. When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering” in our 2020 Form 20-F.

Environmental Law

Our activities are subject to several national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Environmental matters

We consistently strive to act responsibly regarding protection of the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments. We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity proposed to be developed. Compliance with environmental laws may result in project delays or impose additional requirements that may result in substantial additional costs that may adversely affect our commercial activities. Before purchasing land or carrying out an investment on a plot of land, we carry out an environmental assessment of the parcel to identify possible environmental contingencies and analyze the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans that enhance our monitoring activities, in line with our commitment to and respect for the environment, our compliance obligations and with existing regulations, while seeking to optimize the use of resources.

Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2020:

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of September 30, 2020:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Uranga Trading S.A	35.72%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Brasilagro Companhia Brasileira de Propiedades Agrícolas	33.55%(1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
Agropecuaria Santa Cruz S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A.	50.10%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	50.48%(2)
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	50.48%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	62.29%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.
IRSA Propiedades Comerciales S.A.	2.62%	It is one of the largest owners, developers and operators of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties.
Sociedad Anónima Carnes Pampeanas S.A.	100%(3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1)
Excludes effect of treasury stock.
(2)
Includes Futuros y Opciones.Com S.A.’s interest.
(3)
Includes Helmir’s interest.

Property, Plant and Equipment

Overview of Agricultural Properties

As of September 30, 2020, we owned, together with our subsidiaries, 25 farmlands, which have a total surface area of 629,794 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions) (1)
1	El Recreo	Catamarca	Argentina	12,395	May 95	Natural woodlands	10
2	Los Pozos	Salta	Argentina	239,639	May ‘95	Cattle/ Agriculture/ Natural woodlands	2,135
3	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,965	May ‘97	Agriculture/ Dairy	272
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	976
5	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	666
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	647
7	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	1,034
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	158
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	24
10	Las Vertientes	Cordoba	Argentina	-	-	Silo	2
11/12/13	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	1,873
14	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	15
15	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	78
16	Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	59,585	Feb-09	Agriculture /Natural Woodlands	3,282
17/26	Brasilagro(3)		Brazil	155,745		Agriculture/ Forestry/Cattle	8,126
Subtotal				629,794			19,298

(1)
Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)
Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)
See the section “Overview of Brasilagro’s Properties”.
Overview of Brasilagro’s Properties

As of September 30, 2020, we owned, together with our subsidiaries, 11 farmlands, which have a total surface area of 215,330 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total area	Net Book value
Properties	Place	(ha)	(ARS Millions)
Jatobá	Jaborandi/BA	14,930	433
Alto Taquari	Alto Taquari/MT	5,103	455
Araucária	Mineiros/GO	5,534	623
Chaparral	Correntina/BA	37,182	1,231
Nova Buriti	Januária/MG	24,212	321
Preferência	Barreiras/BA	17,799	367
São José	Maranhão/MA	17,566	1,522
Marangatú/Udra	Boqueron Paraguay	59,585	3,282
Arrojadinho	Barreiras/BA	16,642	1,162
Rio do Meio	Correntina/MA	12,288	1,655
Serra Grande	Correntina/BA	4,489	357
Total		215,330	11,408

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and Our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Form 6-K. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Form 6-K. See Item 3 “Key Information – D. Risk Factors” in our 2020 Form 20-F for a more complete discussion of the economic and industry-wide factors relevant to us.

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our board of directors resolved to change our accounting policy for measuring the value of our investment properties from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued audited consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such consolidated financial statements as recast in a report on Form 6-K filed on May 26, 2017.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Form 6-K have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Form 6-K have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2020). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Revenue Recognition

We identify contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have the transferred the risks and benefits.

Additionally and in accordance with IFRS 15, we recognize revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed (see detail in Note 2.2).

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the cost method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

Revenue are recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural and agricultural-related activities:

Revenue from our agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

We recognize revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer, collection is reasonably assured and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

We also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services are recognized when services are effective rendered.

We also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Urban properties and investments activities:

Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Company’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Rental income from shopping mall, admission rights and commissions, are recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

The Company’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. We make the original payment for such expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of the Company’s leases requires the tenant to reimburse the Company for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. We manage its own rental properties. We make the original payment for these expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. We accrue reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Revenue from communication services and sale of communication equipment

Revenue derived from the use of the Company’s communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates and television, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Company records the sale of equipment separately of the performance obligations and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Company ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

Revenues from supermarkets

Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Company discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Revenues from supermarkets have been recognized in discontinued operations.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations, and in Israel. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in both countries.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	As of September 30,	Fiscal year ended June 30,
	2020	2020	2019	2018
	Quarter data	(inter-annual data)
GDP (1)	(10.2)%	(19.1)%	(3.7)%	2.0%
Inflation (IPIM)(2)	11.7%	39.7%	60.8%	44.1%
Inflation (CPI)	7.6%	42.8%	55.8%	29.5%
Depreciation of the Peso against the U.S. dollar	(8.2)%	(66.1)%	(47.1)%	(73.7)%
Average exchange rate per USD1.00(3)	ARS 76.1800	ARS 70.3600	ARS 42.3630	ARS 28.8000
Appreciation/ (depreciation) of the NIS against the U.S. Dollar		3.0%	2.4%	(4.8)%

(1)
Represents inter-annual growth of the last twelve months GDP average at constant prices (2004).
(2)
IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)
Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020. As of December 22, 2020, the exchange rate was 83.2500 per U.S. Dollar.
Source: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 10.2% during our 2021 first fiscal year, compared to a contraction of 1.8% in the first fiscal year of 2019. Nationally, shopping mall sales decreased 82.2% in the fiscal 2020 compared to fiscal 2019. As of June 30, 2020, the unemployment rate was at 13.1% of the country’s economically active population compared to 10.6% as of June 30, 2019. The monthly estimate of economic activity (“EMAE”) as of June 30, 2020, contracted by 12.3% compared to the same month in 2019. In the second quarter of 2020, the activity rate was 38.4%, the employment rate was 33.4% and the unemployment rate was 13.1%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2020 showed a drop of 8.8 percentage points (p.p.) compared to the first quarter of the year and of 9.2 p.p. compared to the second quarter of 2019, driven by the lower proportion of people who were able to report to work. Due to COVID-19 pandemic, total sales at current prices in the month of June 2020 relevant to the survey reached a total of ARS 2,841.6 million, which represents a decrease of 82.2% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding Israel’s economy, and based on information published by OECD, despite a decline in residential investment, activity remained solid at the beginning of 2018, with strong public consumption and good export performance, particularly of services. After picking up to 3.3% in 2017, growth is projected to be around 3.7% in 2018 and 3.6% in 2019. Rising wage pressures are projected to lead to a steady increase in inflation.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
	(inter-annual data)
Fiscal Year ended June 30,
2018	29.5%	44.1%
2019	55.8%	60.8%
2020	42.8%	39.7%
Three months as of September 30, 2020	7.6%	11.7%

The current structure of IRSA CP’s leases contracts for shopping mall tenant generally include provisions that provide for payment of variable rent, which is a percentage of the IRSA CP’s shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi-annual and cumulative basis from the seventh (7th) month following effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e. is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenants’ products have been adjusted (increased) to account for inflation of the peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated- liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in pesos and an appreciation of the peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls”.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from ARS 16.63 to USD1.00 as of June 30, 2017 to ARS 28.85 to USD1.00 as of June 30, 2018.

●
during the 2019 fiscal year, there was a 47.1% depreciation of the peso from ARS 28.85 to USD1.00 as of June 30, 2018 to ARS 42.363 to USD1.00 as of June 30, 2019.

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD1.00 as of June 30, 2019 to ARS 70.36 to USD1.00 as of June 30, 2020.

●
during the first quarter of the 2021 fiscal year, there was a 8.2% depreciation of the peso from ARS 70.36 to USD1.00 as of June 30, 2020 to ARS 76.18 to USD1.00 as of September 30, 2020.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in US dollars, However, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the valuespreviously recorded.

Factors Affecting Comparability of our Results

Comparability of information

Operations Center in Argentina

Office buildings

On June 30, 2019, IRSA CP’s Office portfolio consisted of 115,378 sqm of GLA after incorporating the recently inaugurated Zetta building. Additionally, we acquired the Maltería Hudson plot that has a surface area of 147,895 sqm and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On June 30, 2020, IRSA CP has acquired as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 sqm of gross leasable area over 30 office floors and includes 316 parking lots in 4 basements.

Shopping malls

During the fiscal years ended June 30, 2020 and 2019, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Critical Accounting Policies and Estimates

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB, and the accounting policies employed are set out in our Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies”.

The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, and discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9 to our Audited Consolidated Financial Statements.	Incorrect valuation of investment property values
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
Incorrect recognition of a charge to income / (loss).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 14 to our Audited Consolidated Financial Statements.

Business Segment Reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by our chief executive officer, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Segment information is analyzed by the CODM from two perspectives: by geography (Argentina and Israel) and by products and services. In each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated with each operations center in an aggregate manner and separately from each of the segments, and such expenses have been disclosed in the “Corporate” segment of each operation center. Additionally, as of fiscal year 2018, the “Offices” business is being monitored as a separate segment, while the entertainment business is now being monitored within the “Others” segment. Segment information for the year 2017 has been consequently recast for purposes of comparability with the present year.

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets; agricultural services; leasing of the Group’s farms to third parties; and planting, harvesting and sale of sugarcane.

In the third quarter of the fiscal year 2018, we have changed the presentation of the agricultural business segment which is monitored regularly by the CODM for a better alignment with the current business structure. The former four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management considered for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter four segments are considered:

Agricultural business:

In the third quarter of the fiscal year 2018, we have changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management consider for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter three segments are considered:

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets; agricultural services; leasing of the Group’s farms to third parties; and planting, harvesting and sale of sugarcane.

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The “Other” segment includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

The “Corporate” segment includes corporate expenses related to agricultural business.

Urban properties and investments business:

Operations Center in Argentina:

Within this operations center, IRSA operates in the following segments:

●
The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.

●
The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

●
The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

●
The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

●
The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.

●
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations Center in Israel: Within this operations center, as of June 30, 2020, the Company operated in the following segments:

●
The “Real Estate” segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. The comparative information has been adjusted accordingly. As of September 2019, Gav-Yam started to be accounted for as an associate.

●
The “Supermarkets” segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer represents a segment for fiscal year 2018.

●
The “Telecommunications” segment includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data, Internet and television, among others.

●
The “Insurance” segment includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 14, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.

●
The “Others” segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, agricultural activities and others.

●
The “Corporate” segment includes the expenses related with the activities of the holding companies.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Results of Operations for the Year ended June 30, 2020 compared to the Year ended June 30, 2019

The following table shows a summary of the business lines and a reconciliation between the total profit/(loss) from operations based on segment information profit/(loss) from operations based on the income statement for the fiscal years ended June 30, 2020 and 2019.

	Agricultural business			Urban Properties and Investment business									Total segment information			Joint ventures			Adjustments			Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)			Total Statement of Income / Financial Position
				Operations Center in Argentina			Operations Center in Israel			Subtotal
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
In million of ARS
Revenues	28,271	20,522	7,749	11,991	16,207	(4,216)	-	-	-	11,991	16,207	(4,216)	40,262	36,729	3,533	(65)	(100)	35	3,337	3,990	(653)	(881)	(567)	(314)	42,653	40,052	2,601
Costs	(23,987)	(17,402)	(6,585)	(2,966)	(3,445)	479	-	-	-	(2,966)	(3,445)	479	(26,953)	(20,847)	(6,106)	57	72	(15)	(3,477)	(4,150)	673	581	211	370	(29,792)	(24,714)	(5,078)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,823	2,191	632	-	-	-	-	-	-	-	-	-	2,823	2,191	632	-	-	-	-	-	-	220	291	(71)	3,043	2,482	561
Changes in the net realizable value of agricultural products after harvest	707	(46)	753	-	-	-	-	-	-	-	-	-	707	(46)	753	-	-	-	-	-	-	-	-	-	707	(46)	753
Gross profit / (loss)	7,814	5,265	2,549	9,025	12,762	(3,737)	-	-	-	9,025	12,762	(3,737)	16,839	18,027	(1,188)	(8)	(28)	20	(140)	(160)	20	(80)	(65)	(15)	16,611	17,774	(1,163)
Net gain from fair value adjustment of investment properties	839	-	839	36,026	(42,499)	78,525	-	-	-	36,026	(42,499)	78,525	36,865	(42,499)	79,364	(283)	903	(1,186)	-	-	-	-	-	-	36,582	(41,596)	78,178
Gain from disposal of farmlands	902	715	187	-	-	-	-	-	-	-	-	-	902	715	187	-	-	-	-	-	-	-	-	-	902	715	187
General and administrative expenses	(1,527)	(1,641)	114	(2,315)	(2,874)	559	(99)	(115)	16	(2,414)	(2,989)	575	(3,941)	(4,630)	689	16	17	(1)	-	-	-	55	60	(5)	(3,870)	(4,553)	683
Selling expenses	(2,810)	(1,849)	(961)	(1,326)	(1,169)	(157)	-	-	-	(1,326)	(1,169)	(157)	(4,136)	(3,018)	(1,118)	20	8	12	-	-	-	20	12	8	(4,096)	(2,998)	(1,098)
Other operating results, net	1,791	881	910	(52)	(710)	658	-	-	-	(52)	(710)	658	1,739	171	1,568	19	208	(189)	18	18	-	(7)	(11)	4	1,769	386	1,383
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(227)	-	(227)	-	-	-	(227)	-	(227)
Profit / (Loss) from operations	7,009	3,371	3,638	41,358	(34,490)	75,848	(99)	(115)	16	41,259	(34,605)	75,864	48,268	(31,234)	79,502	(236)	1,108	(1,344)	(349)	(1420)	(207)	(12)	(4)	(8)	47,671	(30,272)	77,943
Share of (loss) / profit of associates and joint ventures	137	12	125	7,586	(6,656)	14,242	-	-	-	7,586	(6,656)	14,242	7,723	(6,644)	14,367	182	(1,083)	1,265	-	-	-	22	-	22	7,927	(7,727)	15,654
Segment profit / (loss)	7,146	3,383	3,763	48,944	(41,146)	90,090	(99)	(115)	16	48,845	(41,261)	90,106	55,991	(37,878)	93,869	(54)	25	(79)	(349)	(1420)	(207)	10	(4)	14	55,598	(37,999)	93,597

(I)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)
Includes gross profit/ (loss) of ARS (130) million and ARS (149) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2020 and 2019, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2020 and 2019.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	In million of ARS
Revenues	18,503	11,952	6,551	-	-	-	-	-	-	9,768	8,570	1,198	28,271	20,522	7,749
Costs	(15,798)	(10,191)	(5,607)	(27)	(26)	(1)	-	-	-	(8,162)	(7,185)	(977)	(23,987)	(17,402)	(6,585)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,812	2,185	627	-	-	-	-	-	-	11	6	5	2,823	2,191	632
Changes in the net realizable value of agricultural products after harvest	707	(46)	753	-	-	-	-	-	-	-	-	-	707	(46)	753
Gross profit / (loss)	6,224	3,900	2,324	(27)	(26)	(1)	-	-	-	1,617	1,391	226	7,814	5,265	2,549
Net gain from fair value adjustment of investment properties	-	-	-	839		839	-	-	-	-	-	-	839		839
Gain from disposal of farmlands	-	-	-	902	715	187	-	-	-	-	-	-	902	715	187
General and administrative expenses	(1,025)	(1,032)	7	(3)	(3)	-	(191)	(295)	104	(308)	(311)	3	(1,527)	(1,641)	114
Selling expenses	(1,954)	(1,104)	(850)	(1)	(2)	1	-	-	-	(855)	(743)	(112)	(2,810)	(1,849)	(961)
Other operating results, net	488	460	28	1,038	263	775	-	-	-	265	158	107	1,791	881	910
Profit / (Loss) from operations	3,733	2,224	1,509	2,748	947	1,801	(191)	(295)	104	719	495	224	7,009	3,371	3,638
Share of profit of associates and joint ventures	59	61	(2)	-	-	-	-	-	-	78	(49)	127	137	12	125
Segment profit / (loss)	3,792	2,285	1,507	2,748	947	1,801	(191)	(295)	104	797	446	351	7,146	3,383	3,763

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the fiscal years ended June 30, 2020 and 2019.

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	(in millions of ARS)
	06.30.2	06.30.1	Var.	06.30.2	06.30.1	Var.	06.30.2	06.30.1	Var.	06.30.2	06.30.1	Var.	06.30.2	06.30.1	Var.	06.30.2	06.30.19	Var.	06.30.2	06.30.1	Var.	06.30.2	06.30.1	Var.
Revenues	6,389	9,195	(2,806)	2,539	2,408	131	791	1,205	(414)	2,176	3,179	(1,003)	12	15	(3)	-	-	-	84	205	(121)	11,991	16,207	(4,216)
Costs	(610)	(835)	225	(155)	(164)	9	(743)	(568)	(175)	(1,339)	(1,709)	370	(13)	(6)	(7)	-	-	-	(106)	(163)	57	(2,966)	(3,445)	479
Gross profit / (loss)	5,779	8,360	(2,581)	2,384	2,244	140	48	637	(589)	837	1,470	(633)	(1)	9	(10)	-	-	-	(22)	42	(64)	9,025	12,762	(3,737)
Net gain from fair value adjustment of investment properties	(2,266)	(43,688)	41,422	24,498	804	23,694	13,111	782	12,329	-	-	-	-	6	(6)	-	-	-	683	(403)	1,086	36,026	(42,499)	78,525
General and administrative expenses	(892)	(1,017)	125	(238)	(224)	(14)	(245)	(305)	60	(393)	(529)	136	(118)	(118)	-	(304)	(559)	255	(125)	(122)	(3)	(2,315)	(2,874)	559
Selling expenses	(763)	(571)	(192)	(91)	(107)	16	(212)	(128)	(84)	(248)	(340)	92	-	-	-	-	-	-	(12)	(23)	11	(1,326)	(1,169)	(157)
Other operating results, net	(41)	(117)	76	(32)	(44)	12	(29)	(308)	279	(22)	123	(145)	-	(26)	26	-	-	-	72	(338)	410	(52)	(710)	658
Profit / (Loss) from operations	1,817	(37,033)	38,850	26,521	2,673	23,848	12,673	678	11,995	174	724	(550)	(119)	(129)	10	(304)	(559)	255	596	(844)	1,440	41,358	(34,490)	75,848
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	(40)	40	-	-	-	7,942	(3,960)	11,902	-	-	-	(356)	(2,656)	2,300	7,586	(6,656)	14,242
Segment profit / (loss)	1,817	(37,033)	38,850	26,521	2,673	23,848	12,673	638	12,035	174	724	(550)	7,823	(4,089)	11,912	(304)	(559)	255	240	(3,500)	3,740	48,944	(41,146)	90,090

Operations Center in Israel

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Israel for the fiscal years ended June 30, 2020 and 2019.

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
In million of ARS
Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit / (loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-	-	-	-	(99)	(115)	16	-	-	-	(99)	(115)	16
Selling expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	-	-	-	-	-	(99)	(115)	16	-	-	-	(99)	(115)	16
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	-	-	-	-	-	(99)	(115)	16	-	-	-	(99)	(115)	16

Results of operations for the fiscal years ended June 30, 2020 and 2019.

Revenues 2020 vs. 2019

Total revenues, according to the income statement, increased by ARS $2,601 million (6.5%), from ARS 40,052 million in the fiscal year ended June 30, 2019 to ARS 42,653 million in the fiscal year ended June 30, 2020. Such increase was mainly due to a ARS 7.448 million increase in the Agricultural Business, which went from ARS 19,997 million in the fiscal year ended June 30, 2019 to ARS 27,445 million in the fiscal year ended June 30, 2020, and a ARS 4,847 million increase in the Urban Properties and Investment Business.

Revenues from our joint ventures increased by ARS 35 million (35%), from a loss of ARS 100 million in the fiscal year ended June 30, 2019 (out of which ARS 81 million are allocated to the Shopping Malls segment; ARS 18 million to the Offices segment, and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina) to a loss of ARS 65 million in the fiscal year ended June 30, 2020 (out of which ARS 56 million are allocated to the Shopping Malls segment and ARS 9 million to the Offices segment of the Operations Center in Argentina).

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 653 million (16.4%), from ARS 3,990 million in the fiscal year ended June 30, 2019 to ARS 3,337 million in the fiscal year ended June 30, 2020.

Revenues from inter-segment transactions varied by ARS 314 million (55.4%), from ARS 567 million in the fiscal year ended June 30, 2019 to ARS 881 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues increased by ARS 3,533 million (9.6%), from ARS 36,729 million in the fiscal year ended June 30, 2019 to ARS 40,262 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 7,749 million increase in the Agricultural Business and a ARS 4,216 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 7,749 million (37.8%), from ARS 20,522 million in the fiscal year ended June 30, 2019 to ARS 28,271 million in the fiscal year ended June 30, 2020.

Agricultural Production. Revenues from the Agricultural Production segment rose by 54.8% from ARS 11,952 million during the fiscal year ended June 30, 2019 to ARS 18,503 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

●
An ARS 4,828 million increase in revenues from crop sales, resulting from a 5.1% decrease in the average price of crops sold, from ARS 14,890 per ton in fiscal year ended June 30, 2019 to ARS 14,130 per ton in fiscal year ended June 30, 2020, offset by an increase of 368,865 tons in the volume of crops sold in fiscal year ended June 30, 2020 as compared to the previous fiscal year.

●
An ARS 566 million rise in revenues from sugarcane sales, resulting from an increase of 260,753 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 6% rise in the average price of sugarcane sold, from ARS 1,452 per ton in fiscal year ended June 30, 2019 to ARS 1,536 per ton in fiscal year ended June 30, 2020, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
An ARS 1,127 million increase in revenues from cattle sales, primarily attributable to a 45% rise in tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 57% rise in the average price of cattle; and

●
An ARS 30 million increase in revenues from leases and services attributable to: (i) an increase of ARS 271 million (70%) in revenues from seed production mainly caused by an increase in the hectares leased to third parties in Brazil plus the collection of an additional amount on account of productivity over the yields, offset by a decrease in the sales price of the corn and soybean seed service in Argentina; and (ii) a ARS 72 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 14.0% from ARS 8,570 million during the fiscal year ended June 30, 2019 to ARS 9,768 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

●
An ARS 500 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained stable, in this fiscal year the share of sales to the external market increased over total sales, generating a double impact on gain (loss) by the effect of the increase in the exchange rate. The volume of domestic sales decreased, but prices remained in line with the inflation for the fiscal year.

●
An ARS 698 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop trading transactions and sales of supplies in the current year, boosted by the effect of devaluation.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 4,216 million (26%), from ARS 16,207 million in the fiscal year ended June 30, to ARS 11,991 million in the fiscal year ended June 30.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 30.5% from ARS 9,195 million during the fiscal year ended June 30, 2019 to ARS 6,389 million during the fiscal year ended June 30, 2020. Such fall is mainly attributable to: (i) a ARS 2,056 million decrease in revenues from permanent and variable leases (total sales of our lessees dropped from ARS 101,665 million during the fiscal year ended June 30, 2019 to ARS 75,321 million during the fiscal year ended June 30, 2020; (ii) an ARS 211 million decrease in Other revenues mainly attributable to the termination of the Walmart agreement; (iii) an ARS 200 million decrease in revenues from parking fees; and (iv) an ARS 163 million decrease in revenues from admission fees.

Offices. Revenues from the Offices segment increased by 5.4% from ARS 2,408 million during the fiscal year ended June 30, 2019 to ARS 2,539 million during the fiscal year ended June 30, 2020. The variation is mainly attributable to a 6% increase in revenues from leases from ARS 2,365 million during the fiscal year ended June 30, 2020 to ARS 2,508 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in the rental of the PH Office Park and Zeta Buildings and the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 34.3% decrease, from ARS 1,205 million during the fiscal year ended June 30, 2019 to ARS 791 million during the fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 31.6% from ARS 3,179 million during the fiscal year ended June 30, 2019 to ARS 2,176 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from Hoteles Argentino S.A.U. as a result of the deflagging process and due to the fact that revenues were significantly affected by a decline in the activity since March due to the outbreak of the COVID-19 pandemic.

International. Revenues from our International segment decreased by 20% to ARS 15 million during the fiscal year ended June 30, 2020 due to an ARS 12 million decrease in revenues from leases.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 59% from ARS 205 million during the fiscal year ended June 30, 2019 to ARS 84 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from La Arena and LA RURAL S.A. – OFC S.R.L. – OGDEN S.A. – ENTRETENIMIENTO UNIVERSAL S.A. – Unión Transitoria – (administrator of the Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Costs 2020 vs. 2019

Total costs, according to the income statement, increased by ARS 5,078 million (20.5%), from ARS 24,714 million in the fiscal year ended June 30, 2019 to ARS 29,792 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 6,215 million increase in the Agricultural Business, from ARS 17,191 million in the fiscal year ended June 30, 2019 to ARS 23,406 million in the fiscal year ended June 30, 2020, and a ARS 1,137 million increase in the Urban Properties and Investment Business.

Costs from our joint ventures decreased by ARS 15 million (20.8%), from a profit of ARS 72 million in the fiscal year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment; ARS 45 million to the Offices segment and ARS 9 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 57 million in the fiscal year ended June 30, 2020 (out of which ARS 7 million are allocated to the Shopping Malls segment; ARS 43 million to the Offices segment and ARS 7 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 673 million (16.2%), from ARS 4,150 million in the fiscal year ended June 30, 2019 to ARS 3,477 million in the fiscal year ended June 30, 2020.

Costs from inter-segment transactions varied by ARS 370 million (175.4%), from ARS 211 million in the fiscal year ended June 30, 2019 to ARS 581 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs increased by ARS 6,106 million (29.3%), from ARS 20,847 million in the fiscal year ended June 30, 2019 to ARS 26,953 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 6,585 million increase in the Agricultural Business and a ARS 479 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 6,585 million (37.8%), from ARS 17,402 million in the fiscal year ended June 30, 2019 to ARS 23,987 million in the fiscal year ended June 30, 2020. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, stayed constant at 84.8% during the fiscal year ended June 30, 2019 and 2020.

Agricultural Production. The costs of the Agricultural Production segment increased by 55.0% from ARS 10,191 million during the fiscal year ended June 30, 2019 to ARS 15,798 million during the fiscal year ended June 30, 2020, primarily as a consequence of:

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An ARS 3,901 million increase in costs of crop sales, mainly resulting from an 8% decrease in the average cost per ton of crops sold in the fiscal year ended June 30, 2020, from ARS 17,253 million in the fiscal year ended June 30, 2019 to ARS 15,637 million in the fiscal year ended June 30, 2020; offset by an increase of 368,865 tons in the volume of crops sold in the fiscal year ended June 30, 2020 as compared to the previous fiscal year.

●
An ARS 734 million increase in the costs of sugarcane sales, mainly as a result of an increase of 260,753 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 14% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 1,266 per ton in the fiscal year ended June 30, 2019 to ARS 1,447 per ton in the fiscal year ended June 30, 2020;

●
An ARS 966 million increase in the costs of cattle and milk sales, mainly as a result of the additional 4,220 tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 54% rise in the average cost of cattle sold; and

●
An ARS 6 million increase in costs of leases and services, mainly attributable to an ARS 113 million increase in the Feedlot service cost and an ARS 74 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 85.3% during the fiscal year ended June 30, 2019 to 85.4% during the fiscal year ended June 30, 2020.

Land transformation and sales. The costs of the Land transformation and sales segment increased by 4.2% from ARS 26 million during the fiscal year ended June 30, 2019 to ARS 27 million during the fiscal year ended June 30, 2020.

Others. The costs of the Others segment increased by 13.6% from ARS 7,185 million during the fiscal year ended June 30, 2019 to ARS 8,162 million during the fiscal year ended June 30, 2020, mainly as a result of:

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An ARS 294 million increase in agro-industrial costs, mostly driven by a rise in acquisition costs of all of its components.

●
An ARS 693 million increase in other segments, mainly triggered by the sale of supplies.

The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 83.8% during the fiscal year ended June 30, 2019 to 83.6% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 479 million (13.9%), from ARS 3,445 million in the fiscal year ended June 30, to ARS 2,966 million in the fiscal year ended June 30, 2020. Costs, according to information by segments, decreased by 13.9%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 21.1% during the fiscal year ended June 30, 2019 to 24.5% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 26.9%, from ARS 835 million during the fiscal year ended June 30, 2019 to ARS 610 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease in leases and building administration expenses of ARS 140 million (mainly caused by the absorption of the building administration expenses deficit during the previous fiscal year); and (ii) a decrease in salaries, social security and other personnel expenses of ARS 84 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.1% during the fiscal year ended June 30, 2019 to 9.6% during the fiscal year ended June 30, 2020.
Offices. Costs associated with the Offices segment decreased by 5.7%, from ARS 164 million during the fiscal year ended June 30, 2019 to ARS 155 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and building administration expenses of ARS 37 million, offset by (ii) a decrease in maintenance expenses of ARS 14 million; and (iii) a decrease in amortization and depreciation of ARS 12 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2019 to 6.1% during the fiscal year ended June 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 30.8% increase from ARS 568 million during the fiscal year ended June 30, 2019 to ARS 743 million during the fiscal year ended June 30, 2020, mainly due to (i) the barter of the Coto air space, thus triggering costs in the nature of fees and compensation for services of ARS 57 million and an increase in the cost of goods and services sold of ARS 19 million and (ii) higher costs of goods and services sold related to Catalinas of ARS 52 million. Costs associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 47.1% during the fiscal year ended June 30, 2019 to 93.9% during the fiscal year ended June 30, 2020.

Hotels. Costs associated with the Hotels segment decreased by 21.7%, from ARS 1,709 million during the fiscal year ended June 30, 2019 to ARS 1,339 million during the fiscal year ended June 30, 2020, mainly as a result of (i) a ARS 203 million decrease in the costs of salaries, social security and other personnel expenses; and (ii) a ARS 73 million decrease in maintenance, repairs and services; (iii)a ARS 41 million decrease in food, beverages and other hotel expenses, and (iv) a ARS 35 million increase in fees and compensation for services. Costs associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 53.8% during the fiscal year ended June 30, 2019 to 61.6% during the fiscal year ended June 30, 2020.

International. Costs associated with the International segment increased 116.7%, amounting to ARS 13 million during the fiscal year ended June 30, 2020 and ARS 6 million during the fiscal year ended June 30, 2019, mainly due to (i) an ARS 5 million increase in maintenance, repairs and services; (ii) an ARS 1 million increase in fees and compensation for services; and (iii) an ARS 1 million increase in taxes, fees and contributions. Costs associated with the International segment, measured as a percentage of revenues from this segment, increased from 40% during the fiscal year ended June 30, 2019 to 108.3% during the fiscal year ended June 30, 2020.

Corporate. Costs associated with the Corporate segment did not vary in the reported fiscal years.

Others. Costs associated with the Others segment decreased by 35.0%, from ARS 163 million during the fiscal year ended June 30, 2019 to ARS 106 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 37 million decrease in leases and building administration expenses; (ii) an ARS 32 million decrease in taxes, fees and contributions; and (iii) an ARS 23 million decrease in fees and compensation for services; partially offset by (iv) an ARS 39 million increase in depreciation and amortization.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2020 vs. 2019

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 561 million (22.6%), from ARS 2,482 million in the fiscal year ended June 30, 2019 to ARS 3,043 million in the fiscal year ended June 30, 2020.

There is no profit / (loss) from our joint ventures in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

There is no profit / (loss) on account of building administration expenses and promotion fund in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 71 million (24.4%), from ARS 291 million in the fiscal year ended June 30, 2019 to ARS 220 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 632 million (28.9%), from ARS 2,191 million in the fiscal year ended June 30, 2019 to ARS 2,823 million in the fiscal year ended June 30, 2020.

Such variation was mainly as a result of:

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Profits from cattle production of ARS 171 million, mainly generated by Argentina, due the fact that cattle prices during this fiscal year had a better performance vis-à-vis inflation, thus generating a positive variation both in holding profit / (loss) and in profit / (loss) from sales, also favored by an increase in head of cattle sold compared to the previous fiscal year (170%);

●
A decrease in profits from crop production of ARS 324 million, mainly due to a decrease in profits from soybean production as a result of a greater planted area;

●
An increase in profits from sugarcane production of ARS 691 million, mainly in Brazil, as a result of better yields, prices and an increase in total recoverable sugar (TRS) during this fiscal year; and

●
An increase in profits from the agro-industrial activity of ARS 4 million

Changes in the net realizable value of agricultural produce after harvest 2020 vs. 2019

Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, increased by ARS 753 million (1,637%), from a loss of ARS 46 million in the fiscal year ended June 30, 2019 to a profit of ARS 707 million in the fiscal year ended June 30, 2020.

Such variation is mainly generated by Argentina, due to the increase in prices as a result of the Peso depreciation, boosted by a bigger grain stock obtained during the 19-20 crop year.

Gross profit 2020 vs. 2019

As a result of the above mentioned factors, total gross profit, according to the income statement, decreased by ARS 1,163 million (6.5%), from ARS 17,774 million in the fiscal year ended June 30, 2019 to ARS 16,611 million in the fiscal year ended June 30, 2020. This was mainly due to the ARS 2,547 million increase in the Agricultural Business, from ARS 5,242 million in the fiscal year ended June 30, 2019 to ARS 7,789 million in the fiscal year ended June 30, 2020, and a ARS 3,710 million decrease in the Urban Properties and Investment Business.

Gross (profit) / loss from our joint ventures increased by ARS 20 million (71.4%), from a loss of ARS 28 million in the fiscal year ended June 30, 2019 to a loss of ARS 8 million in the fiscal year ended June 30, 2020.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund increased by ARS 20 million (12.5%), from a loss of ARS 160 million in the fiscal year ended June 30, 2019 (out of which a loss of ARS 155 million derives from the Shopping Malls segment and a loss of ARS 6 million derives from the Offices segment) to a loss of ARS 140 million in the fiscal year ended June 30, 2020 (out of which a loss of ARS 126 million derives from the Shopping Malls segment and another loss of ARS 12 million derives from the Offices segment).

Gross profit / (loss) generated by inter-segment transactions varied by ARS 15 million (23.3%), from ARS 65 million in the fiscal year ended June 30, 2019 to ARS 80 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits increased by ARS 1,118 million (6.6%), from ARS 18,027 million in the fiscal year ended June 30, 2019 to ARS 16,839 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 2,549 million increase in the Agricultural Business and a ARS 3,737 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 2,549 million (48.4%), from ARS 5,265 million in the fiscal year ended June 30, 2019 to ARS 7,814 million in the fiscal year ended June 30, 2020. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 25.7% during the fiscal year ended June 30, 2019 to 27.6% during the fiscal year ended June 30, 2020.

Agricultural Production. Gross profit from this segment increased by 59.7% from ARS 3,900 million in the fiscal year ended June 30, 2019 to ARS 6,224 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Gross profit from this segment decreased by 3.8% from ARS 26 million in the fiscal year ended June 30, 2019 to ARS 27 million in the fiscal year ended June 30, 2020.

Others. Gross profit from this segment increased by 16.2% from ARS 1,391 million in the fiscal year ended June 30, 2019 to ARS 1,617 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit increased by ARS 3,737 million (29.3%), from ARS 12,762 million in the fiscal year ended June 30, 2019 to ARS 9,025 million in the fiscal year ended June 30, 2020. The total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 78.7% during the fiscal year ended June 30, 2019 to 75.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 8,360 million during fiscal year ended June 30, 2019 to ARS 5,779 million during fiscal year ended June 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, slightly decreased from 90.9% during fiscal year ended June 30, 2019 to 90.5% during fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 6.2% from ARS 2,244 million during fiscal year ended June 30, 2019 to ARS 2,384 million during fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as percentage of revenues from this segment, remained stable at 93.2% during fiscal years ended June 30, 2019 and 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 92.5%, from ARS 637 million during the fiscal year ended June 30, 2019 to ARS 48 million during the fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 52.9% during the fiscal year ended June 30, 2019 to 6.1% during the fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.1% from ARS 1,470 million during the fiscal year ended June 30, 2019 to ARS 837 million during the fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.2% during the fiscal year ended June 30, 2019 to 38.4% during the fiscal year ended June 30, 2020.

International. Gross profit from the International segment decreased by 111.1%, recording a gross profit of ARS 9 million during the fiscal year ended June 30, 2019 and a gross loss of ARS 1 million during the fiscal year ended June 30, 2020. Gross (profit) / loss from the International segment, measured as a percentage of revenues from this segment, decreased from a 60% profit during the fiscal year ended June 30, 2019 to a negative 8.3% loss during the fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

               Others. Gross profit from the Others segment decreased by 152.4% from a profit of ARS 42 million during the fiscal year ended June 30, 2019 to a loss of ARS 22 million during the fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, decreased from a 20.5% profit during the fiscal year ended June 30, 2019 to a negative 26.2% loss during the fiscal year ended June 30, 2020.

Net gain (loss) from changes in the fair value of investment properties 2020 vs. 2019

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, increased by ARS 78,178 million (187.9%), from a loss of ARS 41,596 million in the fiscal year ended June 30, 2019 to a gain of ARS 36,582 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 839 million increase in the Agricultural Business, from a loss of ARS 0 million in the fiscal year ended June 30, 2019 to a gain of ARS 839 million in the fiscal year ended June 30, 2020, and a ARS 77,339 million increase in the Urban Properties and Investment Business.

The gain (loss) from changes in the fair value of investment properties from our joint ventures decreased by ARS 1,186 million (131.3%), from a gain of ARS 903 million in the fiscal year ended June 30, 2019 to a loss of ARS 283 million in the fiscal year ended June 30, 2020.

There is no gain / (loss) from building administration expenses and promotion fund in relation to the changes in the fair value of investment properties.

There is no gain / (loss) from inter-segment transactions in relation to the changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties increased by ARS 79,364 million (186.7%), from a loss of ARS 42,499 million in the fiscal year ended June 30, 2019 to a gain of ARS 36,865 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 839 million increase in the Agricultural Business and an ARS 78,525 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 839 million (100%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 839 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties increased by ARS 78,525 million (184.8%), from a loss of ARS 42,499 million in the fiscal year ended June 30, 2019 to ARS 36,026 million in the fiscal year ended June 30, 2020. Excluding the changes in the fair value of investment properties from the Operations Center in Israel, changes in the fair value of investment properties, according to information by segments, decreased by 184.8%.

Operations Center in Argentina

The net impact of prices in pesos of our properties was primarily a consequence of the changes in the macroeconomic conditions: (i) a decrease in the estimated GDP growth rate in Argentina for 2020 from 2.2% to -11%, (ii) between June 2019 and June 2020, the Argentine Peso depreciated 66% against the U.S. Dollar (from ARS 42.26 per USD1 to ARS 70.26 per USD1), which mainly generated a reduction in the estimated cash flow in U.S. Dollars from our Shopping Malls segment; and (iii) an increase of 8 basis points in the discount rate in dollars used to discount the estimated cash flow from the Shopping Malls segment.

The Argentine office market is a liquid market, in which a significant number of counterparties participate and frequently carry out purchase and sale transactions. This situation shows sales prices that are relevant and representative in the market. In addition, lease agreements are denominated in dollars for an average 3-year term, thus generating a stable dollar-denominated cash flow from this business. In this sense, the “market approach” method (value of comparable assets in the market) is used to assess the fair value of the Offices and Others segments, the value per square meter being the most representative metrics.

Since September 2019, the real estate market started to show certain changes in its operations as a result of the implementation of regulations in the foreign exchange market. Consequently, the most probable scenario is that any sale of office buildings / land reserves be paid in pesos at an implied exchange rate higher than the official rate, which is shown in the transactions carried out by the Company before and after the end of these financial statements. Therefore, the Company has valued its offices buildings and land reservations in pesos at the end of the year on the basis of the above-described situation, which derives in a gain compared to previously booked values.

Gain from disposal of farmlands 2020 vs. 2019

The total gain from disposal of farmlands, according to the income statement, increased by ARS 187 million (26.0%), from ARS 715 million in the fiscal year ended June 30, 2019 to ARS 902 million in the fiscal year ended June 30, 2020.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands increased by ARS 187 million (26.0%), from ARS 715 million in the fiscal year ended June 30, 2019 to ARS 902 million in the fiscal year ended June 30, 2020.

Fiscal year ended June 30, 2020

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On June 30, 2020, BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 arable hectares) of the Jatobá land. The sales value was ARS 610 million, out of which ARS 68 million have already been collected. The balance will be paid in six annual installments. The Group recognized a gain of ARS 445 million as a result of this transaction.

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On May 29, 2020, BrasilAgro entered into an agreement for the sale of 105 arable hectares in the Alto Taquarí land. The sales value was ARS 150 million. The buyer made a down payment of ARS 24 million. The balance will be paid in five annual installments. The Group recognized a gain of ARS 108 million as a result of this transaction.

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On October 29, 2019, the Company entered into an agreement for the sale of a total area of 85 hectares (65 arable hectares) of the Alto Taquarí establishment, a rural property located in the Alto Taquarí municipality, in the aggregate amount of ARS 104 million. On that same date, the buyer paid the first installment of 14,300 soybean bags in the amount of ARS 19 million. The balance will be paid in four annual installments. The Group recognized a gain of ARS 73 million for this transaction.

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On July 2019, the Group, through its subsidiary BrasilAgro, entered into a purchase-sale agreement for 1,134 hectares (893 arable hectares) of the Jatobá Establishment, a rural property located in the city of Jaborandi – BA. The sales price was 302 soybean bags per arable hectare or ARS 394 million. On September 2, 2019, the buyer paid the first installment consisting in 38,000 soybean bags in the amount of ARS 48 million. The balance will be paid in six annual installments. Delivery of possession and the gain of the transaction was recognized on September 30, 2019, amounting to approximately ARS 293 million.

Fiscal year ended June 30, 2019

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In June 2019, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 3,124 hectares of the Jatobá land. The sales price was 285 soybean bags per hectare or ARS 835 million. The buyer made a down payment of ARS 89 million and will complete payment of the first installment (ARS 89 million) by July 31, 2019. The balance, i.e. 563,844 soybean bags, will be paid in six annual installments. Delivery of possession and the gain of the transaction will be recognized on June 30, 2020, amounting to ARS 617 million.

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On November 21, 2018, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 103 hectares of the Alto Taquarí land. The sales price was 1,100 soybean bags per arable hectare equivalent to ARS 123 million. The buyer made a down payment of 22,656 soybean bags equivalent to ARS 18 million; the balance will be paid in eight semi-annual installments. The Group has recognized a gain of ARS 98 million as a result of this transaction in this fiscal year.

General and administrative expenses 2020 vs. 2019

Total general and administrative expenses, according to the income statement, decreased by ARS 683 million (15%), from ARS 4,553 million in the fiscal year ended June 30, 2019 to ARS 3,870 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 120 million decrease in the Agricultural Business, from ARS 1,629 million in the fiscal year ended June 30, 2019 to ARS 1,509 million in the fiscal year ended June 30, 2020, and a ARS 563 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 16 million, offset by a decrease in the Operations Center in Argentina of ARS 547 million.

General and administrative expenses from our joint ventures decreased by ARS 1 million (5.9%), from ARS 17 million in the fiscal year ended June 30, 2019 to ARS 16 million in the fiscal year ended June 30, 2020.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions decreased by ARS 5 million (8.3%), from ARS 60 million in the fiscal year ended June 30, 2019 to ARS 55 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses decreased by ARS 689 million (14.9%), from ARS 4,630 million in the fiscal year ended June 30, 2019 to ARS 3,941 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 114 million decrease in the Agricultural Business and an ARS 575 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 16 million, and a decrease in the Operations Center in Argentina of ARS 575 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 114 million (7.0%), from ARS 1,641 million in the fiscal year ended June 30, 2019 to ARS 1,527 million in the fiscal year ended June 30, 2020. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 8.0% during the fiscal year ended June 30, 2019 to 5.4% during the fiscal year ended June 30, 2020.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 0.7%, from ARS 1,032 million in the fiscal year ended June 30, 2019 to ARS 1,025 million in the fiscal year ended June 30, 2020, mainly due to a ARS 77 million increase in expenses associated with crop operations; a ARS 48 million decrease in expenses associated with sugarcane operations: a ARS 13 million decrease in expenses associated with cattle activities; a ARS 23 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2019 to 5.5% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained stable at ARS 3 million in the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 35.4%, from ARS 295 million during the fiscal year ended June 30, 2019 to ARS 191 million during the fiscal year ended June 30, 2020.

Others. General and administrative expenses associated with the Others segment decreased by 1.0%, from ARS 311 million during the fiscal year ended June 30, 2019 to ARS 308 million during the fiscal year ended June 30, 2020. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 3.6% during the fiscal year ended June 30, 2019 to 3.2% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 575 million (19.2%), from ARS 2,989 million in the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,874 million from the Operations Center in Argentina) to ARS 2,414 million in the fiscal year ended June 30, 2020 (out of which ARS 99 million derive from the Operations Center in Israel and ARS 2,315 million from the Operations Center in Argentina). Excluding general and administrative expenses from the Operations Center in Israel, general and administrative expenses, according to information by segments, decreased by 19.4%. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased from 18.4% during the fiscal year ended June 30, 2019 to 20.1% during the fiscal year ended June 30, 2020, mainly deriving from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 17.7% during the fiscal year ended June 30, 2019 to 19.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 1,017 million during the fiscal year ended June 30, 2019 to ARS 892 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security and other personnel expenses of ARS 92 million; (ii) a decrease in fees payable to directors of ARS 58 million, partially offset by: (iii) an ARS 20 million increase in amortization and depreciation; and (iv) an ARS 11 million increase in fees and compensation for services. Administrative expenses of the Shopping Malls segment, as a percentage of revenues of this segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14% during the fiscal year ended June 30, 2020.

Offices. General and administrative expenses of our Offices segment increased 6.3%, from ARS 224 million during the fiscal year ended June 30, 2019 to ARS 238 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 7 million increase in fees and consideration for services; and (ii) an ARS 2 million increase in taxes, fees and contributions. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, increased from 9.3% during the fiscal year ended June 30, 2019 to 9.37% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.7%, from ARS 305 million during the fiscal year ended June 30, 2019 to ARS 245 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 28 million decrease in salaries, social security and other personnel expenses; (ii) an ARS 14 million decrease in advertising and other commercial expenses; (iii) an ARS 6 million decrease in leases and building administration expenses; and (iv) an ARS 5 million decrease in fees and compensation for services. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased slightly from 25.3% during the fiscal year ended June 30, 2019 to 31% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.7% from ARS 529 million during the fiscal year ended June 30, 2019 to ARS 393 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 60 million decrease in fees and compensation for services; (ii) an ARS 54 million decrease in salaries, social security and other personnel expenses; (iii) an ARS 16 million decrease in maintenance, security, cleaning, repairs and related expenses, and (iv) an ARS 8 million decrease in taxes, fees and contributions. General and administrative expenses of the Hotels segment, measured as a percentage of revenues from this segment, increased from 16.7% during the fiscal year ended June 30, 2019 to 18.1% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment showed no variations and remained stable at ARS 118 million during the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 45.6%, from ARS 559 million during the fiscal year ended June 30, 2019 to ARS 304 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 215 million decrease in fees payable to directors; and (ii) an ARS 43 million decrease in salaries, social security and other personnel expenses.

Others. General and administrative expenses associated with our Others segment increased by 2.5% from ARS 122 million during the fiscal year ended June 30, 2019 to ARS 125 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 9 million increase in maintenance, repairs and services; partially offset by (ii) an ARS 5 million decrease in taxes, fees and contributions.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment decreased from ARS 115 million during the fiscal year ended June 30, 2019 to ARS 99 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of approximately 13%, offset by a decrease in legal advisors’ fees.

Selling expenses 2020 vs 2019

Total selling expenses, according to the income statement, increased by ARS 1,098 million (36.6%), from ARS 2,998 million in the fiscal year ended June 30, 2019 to ARS 4,096 million in the fiscal year ended June 30, 2020. This was primarily due to an ARS 953 million increase in the Agricultural Business, from ARS 1,837 million in the fiscal year ended June 30, 2019 to ARS 2,790 million in the fiscal year ended June 30, 2020, and an ARS 145 million increase in the Urban Properties and Investment Business.

Selling expenses from our joint ventures increased by ARS 12 million (150.0%), from ARS 8 million in the fiscal year ended June 30, 2019 to ARS 20 million in the fiscal year ended June 30, 2020.

Selling expenses generated by inter-segment transactions increased by ARS 8 million (67%), from ARS 12 million in the fiscal year ended June 30, 2019 to ARS 20 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 1,118 million (37.1%), from ARS 3,018 million in the fiscal year ended June 30, 2019 to ARS 4,136 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 961 million increase in the Agricultural Business and an ARS 157 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 961 million (52.0%), from ARS 1,849 million in the fiscal year ended June 30, 2019 to ARS 2,810 million in the fiscal year ended June 30, 2020. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 9.0% during the fiscal year ended June 30, 2019 to 9.9% during the fiscal year ended June 30, 2020.

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 77% from ARS 1,104 million in the fiscal year ended June 30, 2019 to ARS 1,954 million in the fiscal year ended June 30, 2020, mainly as a result of an ARS 747 million increase in selling expenses related to grain trading, an ARS 45 million increase in expenses for sugarcane operations, an ARS 52 million increase in selling expenses for cattle and an ARS 6 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2019 to 10.6% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased from a loss of ARS 2 million in the fiscal year ended June 30, 2019 to a loss of ARS 1 million in the fiscal year ended June 30, 2020.

Others. Selling expenses from the Others segment increased by 15.1% from ARS 743 million in the fiscal year ended June 30, 2019 to ARS 855 million in the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 117 million increase in selling expenses associated with the agro-industrial business and an ARS 5 million decrease in the selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 8.7% during the fiscal year ended June 30, 2019 to 8.8% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 157 million (13.4%), from ARS 1,169 million in the fiscal year ended June 30, 2019 to ARS 1,326 million in the fiscal year ended June 30, 2020. Total selling expenses, measured as a percentage of total revenues, according to information by segments, increased from 7.2% during the period ended June 30, 2019 to 11.1% during the period ended June 30, 2020. Total selling expenses, measured as a percentage of total revenues, increased from 7.2% during the fiscal year ended June 30, 2019 to 11.1% during the period ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.6%, from ARS 571 million during the fiscal year ended June 30, 2019 to ARS 763 million during the fiscal year ended 2020, mainly as a result of: (i) an increase in the charge of doubtful accounts of ARS 235 million, partially offset by (ii) a decrease in the charge of taxes, rates and contributions of ARS 24 million; (iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 11 million; and (iv) a decrease in salaries, social security and other personnel administrative expenses of ARS 4 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 6.2% during the fiscal year ended June 30, 2019 to 11.9% during the fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 15% from ARS 107 million during the fiscal year ended June 30, 2019 to ARS 91 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 10 million decrease in publicity, advertising, and other commercial expenses; and (ii) an ARS 10 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019 to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 65.5% from ARS 128 million during fiscal year ended June 30, 2019 to ARS 212 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of : (i) an ARS 85 million increase in taxes, rates and contributions; (ii) an ARS 12 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 8 million decrease in the charge of doubtful accounts; (iv) an ARS 2 million decrease in salaries, social security and other personnel administrative expenses; and (v) an ARS 2 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 10.6% during the fiscal year ended June 30, 2019 to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.1% from ARS 340 million during the fiscal year ended June 30, 2019 to ARS 248 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 47 million decrease in the charge of taxes, rates and contributions; (ii) an ARS 21 million decrease in publicity, advertising and other commercial expenses; (iii) an ARS 12 million decrease in fees and compensation for services; and (iv) an ARS 10 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, slightly increased from 10.7% during the fiscal year ended June 30, 2019 to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment remained unchanged in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 47.8%, from ARS 23 million during the fiscal year ended June 30, 2019 to ARS 12 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 5 million decrease in the charge of doubtful accounts; and (ii) an ARS 4 million decrease in taxes, rates and contributions. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 11.2% during the fiscal year ended June 30, 2019 to 14.3% during the fiscal year ended June 30, 2020.

Other operating results, net 2020 vs 2019

Total other operating results, net, according to the income statement, increased by ARS 1,383 million (358.3%), from a gain of ARS 386 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,769 million in the fiscal year ended June 30, 2020. This is mainly due to an ARS 902 million decrease in the Agricultural Business, from a gain of ARS 892 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,794 million in the fiscal year ended December June 30, 2020, and an ARS 481 million decrease in the Urban Properties and Investment Business.

Other operating results, net, from our joint ventures decreased by ARS 189 million (90.7%), from a gain of ARS 208 million in the fiscal year ended June 30, 2019 to a gain of ARS 19 million in the fiscal year ended June 30, 2020.

In turn, total other operating results, net, on account of building administration expenses and promotion fund remained unchanged.

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 4 million (36.4%) from ARS 11 million in the fiscal year ended June 30, 2019 to ARS 7 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, increased by ARS 1,568 million (917.0%), from ARS 171 million in the fiscal year ended June 30, 2019 to ARS 1,739 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 910 million increase in the Agricultural Business and an ARS 658 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 910 million (103.3%), from ARS 881 million in the fiscal year ended June 30, 2019 to ARS 1,791 million in the fiscal year ended June 30, 2020. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 4.3% during the fiscal year ended June 30, 2019 to 6.3% during the fiscal year ended June 30, 2020.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 28 million, from a gain of ARS 460 million in the fiscal year ended June 30, 2019 to a gain of ARS 488 million in the fiscal year ended 2020.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 775 million from a gain of ARS 263 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,038 million in the fiscal year ended June 30, 2020.

Others. Other operating results, net, associated with the Others segment increased by ARS 107 million, from a gain of ARS 158 million in the fiscal year ended June 30, 2019 to a gain of ARS 265 million in the fiscal year ended June 30, 2020, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 658 million (92.7%), from a net loss of ARS 710 million during the fiscal year ended June 30, 2019 to a net loss of ARS 52 million in the fiscal year ended June 30, 2020. Excluding other operating results, net, from the Operations Center in Israel, other operating results, net, according to information by segments, increased by 92.7%. Total other operating results, net, measured as a percentage of total revenues, decreased from 4.4% during the fiscal year ended June 30, 2019 to 0.4% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net, from the Shopping Malls segment increased by 65.1%, from a net loss of ARS 117 million during the fiscal year ended June 30, 2019 to a net loss of ARS 41 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a lower charge of donations of ARS 58 million; and (ii) an increase in Others of ARS 27 million, mainly due to a loss for indemnification payment recognized in 2019, partially offset by: (iii) an ARS 13 million decrease in interest earned on operating assets. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.3% negative during the fiscal year ended June 30, 2019 to 0.6% negative during the fiscal year ended June 30, 2020.

Offices. Other operating results, net, associated with our Offices segment decreased by 27.3%, from a net loss of ARS 44 million during the fiscal year ended June 30, 2019 to a net loss of ARS 32 million during the fiscal year ended June 30, 2020, mainly as a result of an ARS 17 million decrease in the charge for donations, among other items. Other operating results, net, from the Offices segment, measured as a percentage of revenues from this segment, decreased from (1.8%) during the fiscal year ended June 30, 2019 to (1.3%) during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 90.6%, from a net loss of ARS 308 million during the fiscal year ended June 30, 2019 to a net loss of ARS 29 million during the fiscal year ended June 30, 2020, mainly due to a lower provision charge for Puerto Retiro writeoff and a reduction in donations, among other items. Other operating results, net, from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from (25.6%) during the fiscal year ended June 30, 2019 to (3.7%) during the fiscal year ended June 30, 2020.

Hotels. Other operating results, net, associated with the Hotels segment decreased by 117.5%, from a net gain of ARS 123 million during the fiscal year ended June 30, 2019 to a net loss of ARS 22 million during the fiscal year ended June 30, 2020, mainly due to a recovery related to a boiler claim during fiscal year 2019. Other operating results, net, from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 3.9% during the fiscal year ended June 30, 2019 to (1%) during the fiscal year ended June 30, 2020.

International. Other operating results, net, from this segment went from a net loss of ARS 26 million during the fiscal year ended June 30, 2019 to ARS 0 to the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net, associated with the Corporate segment showed no variations in the reported fiscal years.

Others. Other operating results, net, from this segment increased by 121.3%, from a net loss of ARS 338 million during the fiscal year ended June 30, 2019 to a net gain of ARS 72 million during the fiscal year ended June 30, 2020, mainly derived from a loss derived from the sale of Tarshop S.A. and to the impairment of goodwill of La Arena for the comparative fiscal year. Other operating results, net, from the Others segment, measured as a percentage of revenues from this segment, decreased from (164.9%) during the fiscal year ended June 30, 2019 to 85.7% during the fiscal year ended June 30, 2020.

Management fees 2020 vs 2019

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 227 million during fiscal year 2020. During fiscal year 2019 no results were recognized on this account.

Operating results 2020 vs 2019

As a result of the factors described above, total operating results, according to the income statement, increased by ARS 77,943 million (257.5%), from a loss of ARS 30,272 million in the fiscal year ended June 30, 2019 to a gain of ARS 47,671 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 3,415 million increase in the Agricultural Business, from a profit of ARS 3,383 million in the fiscal year ended June 30, 2019 to a profit of ARS 6,798 million in the fiscal year ended June 30, 2020, and an ARS 74,528 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 16 million and an increase in the Operations Center in Argentina of ARS 74,512 million.

Operating results from our joint ventures decreased by ARS 1,344 million (121.3%), from a profit of ARS 1,008 million in the fiscal year ended June 30, 2019 to a loss of ARS 236 million in the fiscal year ended June 30, 2020.

In turn, total operating results on account of building administration expenses and collective promotion fund decreased by ARS 207 million (145.8%), from ARS 142 million in the fiscal year ended June 30, 2019 to ARS 349 million in the fiscal year ended June 30, 2020.

Operating results from inter-segment transactions varied by ARS 8 million (200.0%), from ARS 4 million in the fiscal year ended June 30, 2019 to ARS 12 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results increased by ARS 79,502 million (254.5%), from ARS 31,234 million in the fiscal year ended June 30, 2019 to ARS 48,268 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 3,638 million increase in the Agricultural Business and an ARS 75,864 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 16 million, and an increase in the Operations Center in Argentina of ARS 75,848 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 3,638 million (107.9%), from ARS 3,371 million in the fiscal year ended June 30, 2019 to ARS 7,009 million in the fiscal year ended June 30, 2020. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 16.4% during the period ended June 30, 2019 to 24.8% during the period ended June 30, 2020.

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 1,509 million, from a profit of ARS 2,224 million in the fiscal year ended June 30, 2019 to a profit of ARS 3,733 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 1,801 million, from a profit of ARS 947 million in the fiscal year ended June 30, 2019 to a profit of ARS 2,748 million in the fiscal year ended June 30, 2020.

Corporate. Operating results of this Corporate segment increased by ARS 104 million from a loss of ARS 295 million in the fiscal year ended June 30, 2019 to a loss of ARS 191 million in the fiscal year ended June 30, 2020.

Others. Operating results of the Others segment increased by ARS 224 million from a profit of ARS 495 million in the fiscal year ended June 30, 2019 to ARS 719 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 75.864 million (219.2%), from a loss of ARS 34,605 million in the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 34,490 million from the Operations Center in Argentina) to a profit of ARS 41,259 million in the fiscal year ended June 30, 2020 (out of which ARS 99 million derive from the Operations Center in Israel and ARS 41,358 million from the Operations Center in Argentina). Excluding the operating results from the Operations Center in Israel, operating results, according to information by segments, decreased by 219.9%. In addition, operating results, measured as a percentage of total revenues, according to information by segments, increased from 213.5% during the fiscal year ended June 30, 2019 to 344.1% during the fiscal year ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total operating results, measured as a percentage of total revenues, increased from 212.8% during the fiscal year ended June 30, 2019 to 344.9% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Operating results of the Shopping Malls segment increased from a loss of ARS 37,033 million during the fiscal year ended June 30, 2019 to a profit of ARS 1,817 million during the fiscal year ended June 30, 2020.

Offices. Operating results associated with our Offices segment increased by 892.2%, from a net profit of ARS 2,673 million during the fiscal year ended June 30, 2019 to a net profit of ARS 26,521 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an increase of ARS 24,404 million in profit/(loss) from fair value adjustments of investment properties. Operating results from the Offices segment, measured as a percentage of revenues from this segment, increased from 111.1% during the fiscal year ended June 30, 2019 to 1,044.7% during the fiscal year ended June 30, 2020.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 1,769.2%, from a net profit of ARS 678 million during the fiscal year ended June 30, 2019 to a net profit of ARS 12,673 million during the fiscal year ended June 30, 2020. Such increase is mainly associated with the result of changes in the fair value of investment properties. Operating results of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 56.3% during the fiscal year ended June 30, 2019 to 1,601.6% during the fiscal year ended June 30, 2020.

Hotels. Operating results associated with the Hotels segment decreased by 75.9%, from a net profit of ARS 724 million during the fiscal year ended June 30, 2019 to a net profit of ARS 174 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to Hoteles Argentinos S.A.U. deflag process and the impact generated by a drop in the activities since March, attributable to the COVID-19 pandemic. Operating results associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 22.7% during the fiscal year ended June 30, 2019 to 8% during the fiscal year ended June 30, 2020.

International. Operating results associated with our International segment recorded a 7.8% variation from a net loss of ARS 129 million during the fiscal year ended June 30, 2019 to a net loss of ARS 119 million during the fiscal year ended June 30, 2020. Such variation was due to a decrease in donation charges.

Corporate. Operating results associated with our Corporate segment increased by 45.6% from a loss of ARS 559 million during the fiscal year ended June 3, 2019 to a loss of ARS 304 million during the fiscal year ended June 30, 2020 mainly affected by overhead and administrative expenses.

Others. Operating results associated with our Others segment increased from a net loss of ARS 844 million during the fiscal year ended June 30, 2019 to a net profit of ARS 596 million during the fiscal year ended June 30, 2020. The variation is mainly due to a loss derived from the sale of Tarshop, the impairment of goodwill of La Arena during the fiscal year ended June 30, 2019 and a lower negative result associated with interests in associates and joint ventures. Operating results of the Others segment, measured as a percentage of the revenues from this segment, increased from a loss of 411.7% during the fiscal year ended June 30, 2019 to a profit of 709.5% during the fiscal year ended June 30, 2020.

Operations Center in Israel

Corporate. Operating results of the Corporate segment went from a net loss of ARS 115 million during the fiscal year ended June 30, 2019 to a net loss of ARS 99 million during the fiscal year ended June 30, 2020, mainly attributable to profits in the previous fiscal year generated by the sale of an associate.

Share of profit/ (loss) of associates and joint ventures 2020 vs 2019

The total share of profit/(loss) of associates and joint ventures, according to the income statement, increased by ARS 15,654 million (202.6%), from a loss of ARS 7,727 million in the fiscal year ended June 30, 2019 to a profit of ARS 7.927 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 125 million increase in the Agricultural Business, from a gain of ARS 32 million in the fiscal year ended June 30, 2019 to a profit of ARS 157 million in the fiscal year ended June 30, 2020, and an ARS 15,529 million increase in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), increased by ARS 1,265 million (116.8%), from a loss of ARS 1,083 million in the fiscal year ended June 30, 2019 to a profit of ARS 182 million in the fiscal year ended June 30, 2020.

There are no results on account of building administration expenses and promotion fund corresponding to share of profit/(loss) of associates and joint ventures.

Share of profit/(loss) of associates and joint ventures resulting from inter-segment transactions increased by ARS 22 million (100.0%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 22 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures increased by ARS 14,242 million (214%), from ARS 6,656 million in the fiscal year ended June 30, 2019 to ARS 7,586 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 125 million increase in the Agricultural Business and an ARS 14,242 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 125 million (1,041.7%), from ARS 12 million in the fiscal year ended June 30, 2019 to ARS 137 million in the fiscal year ended June 30, 2020.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 3.3% from a profit of ARS 61 million in the fiscal year ended June 30, 2019 to a profit of ARS 59 million in the fiscal year ended June 30, 2020.

Others. The operating results in the Others segment rose by 259.2% from a loss of ARS 49 million in the fiscal year ended June 30, 2019 to a profit of ARS 78 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 14,242 million (214%), from ARS 6,656 million in the fiscal year ended June 30, 2019 to ARS 7,586 million in the fiscal year ended June 30, 2020. The share of profit/(loss) of associates and joint ventures, according to information by segments, decreased by 214.0%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed consolidated line by line. The share of profit/(loss) of our associate Manibil S.A., which is disclosed in this line, increased by ARS 40 million during the fiscal year ended June 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 300.6%, from a net loss of ARS 3,960 million during the fiscal year ended June 30, 2019 to a net profit of ARS 7,942 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 8,044 million, offset by a negative result from our investment in Condor Hospitality of ARS 110 million.

Others. The share of profit / (loss) of associates from the Others segment increased by 86.6%, from a net loss of ARS 2,656 million during the fiscal year ended June 30, 2019 to a net loss of ARS 356 million during the fiscal year ended June 30, 2020, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 410 million.

Financial results, net 2020 vs 2019

The Group financial results, net recorded a variation of ARS 18,400 million, from a loss of ARS 3,571 million in the fiscal year ended June 30, 2019 to a loss of ARS 21,971 million in the fiscal year ended June 30, 2020. This was mainly due to: (i) an increase in interest expense in the Agricultural Business mainly attributable to the Notes, which increased from 6.33% to 7.96%. Furthermore, indebtedness in dollars increased by USD 348 million due to the issuance of Notes XXV, XXVII, XXVII and XXIX. This was offset by the repayment of the Notes XVIII and XXII in the amount of USD 54 million. In turn, Note XXVI was issued in Pesos in an amount of ARS 1,179 million at Badlar variable interest rate, currently set at 36%. Other impact on interest was due to an increase in ER, as well as interest under IFRS 16 that are not recognized for comparative purposes because same are charged on a prospective basis. As concerns the Real Estate business segment, interest on Notes increased by 61% from ARS 1,314 million to ARS 2,119 million. Increase of overdraft interest mainly derives from an increase in the range of interest rate, from 36% to 150% for fiscal year 2020, whereas in fiscal year 2019 such increase was in the range of 39% to 106%; (ii) Increased loss for exchange difference in the Agricultural Business and the Real Estate segment in the Operations Center in Argentina of approximately ARS 13,824 million, because the exchange difference of the 4th quarter in fiscal year 2020 was the consequence of a Peso depreciation of approximately 66% whereas the inflation of the fiscal year was lower, reaching 43% unlike 4th quarter in 2019 where Peso depreciation and inflation rates were more similar, as Peso depreciation reached 48% whereas the inflation rate ultimately reached 56%. As a result of these variables, the net exchange difference of the inflation effect was considerably higher in this fiscal year; (iii) the main loss in profit/(loss) for derivative financial instruments, in the Agricultural Business segment, is mainly attributed to the BrasilAgro transactions, where transactions in US dollars recorded a significant loss due to the US dollar fluctuation, with an ER that increased from 3.80 to 5.50, together with variations in soybean prices; and (iv) a higher loss of approximately ARS 13,521 million in Profit/(loss) for assessment at fair value of financial assets and liabilities, mainly from the Real Estate Business segment of the Operations Center in Israel, due to changes in the assessment at fair value of CLAL shares. The share price changed from NIS 60.80 to NIS 28.86. As of June 30, 2020, 8.5% of shares are directly held whereas 2.1% are held through swaps.

Income Tax 2020 vs 2019

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 571 million during the fiscal year ended June 30, 2019, to a loss of ARS 8,548 million during the fiscal year ended June 30, 2020, out of which a loss of ARS 1,496 million derives from the agricultural business and a loss of ARS 7,052 million derives from the Operations Center in Argentina.

Net profit/(loss) 2020 vs 2019

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, increased by ARS 65,379 million from a net loss of ARS 43,845 million in the fiscal year ended on June 30, 2019 to a net profit of ARS 21,534 million in the fiscal year ended June 30, 2020, out of which a loss of ARS 3,092 million derives from the agricultural business, a profit of ARS 28,249 million derives from the Operations Center in Argentina and a loss of ARS 3,623 million derives from the Operations Center in Israel.

Results of Operations for the Year ended June 30, 2019 compared to the Year ended June 30, 2018

The following table shows a summary of the business lines and a reconciliation between the total profit/(loss) from operations based on segment information and profit/(loss) from operations based on the income statement for the periods ended June 30, 2019 and 2018.

				Urban Properties and Investment business
	Operations Center in Argentina			Operations Center in Israel			Agricultural business			Subtotal			Total segment information			Joint ventures			Adjustments			Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)			Total Statement of Income / Financial Position
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
In million of ARS
Revenues	20,522	16,570	3,952	16,207	14,938	1,269	-	-	-	16,207	14,938	1,269	36,729	31,508	5,221	(100)	(120)	20	3,990	4,723	(733)	(567)	(357)	(210)	40,052	35,754	4,298
Costs	(17,402)	(14,098)	(3,304)	(3,445)	(3,039)	(406)	-	-	-	(3,445)	(3,039)	(406)	(20,847)	(17,137)	(3,710)	72	74	(2)	(4,150)	(4,785)	635	211	163	48	(24,714)	(21,685)	(3,029)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,191	1,646	545	-	-	-	-	-	-	-	-	-	2,191	1,646	545	-	5	(5)	-	-	-	291	151	140	2,482	1,802	680
Changes in the net realizable value of agricultural products after harvest	(46)	572	(618)	-	-	-	-	-	-	-	-	-	(46)	572	(618)	-	-	-	-	-	-	-	-	-	(46)	572	(618)
Gross profit / (loss)	5,265	4,690	575	12,762	11,899	863	-	-	-	12,762	11,899	863	18,027	16,589	1,438	(28)	(41)	13	(160)	(62)	(98)	(65)	(43)	(22)	17,774	16,443	1,331
Net gain from fair value adjustment of investment properties	-	232	(232)	(42,499)	21,326	(63,825)	-	-	-	(42,499)	21,326	(63,825)	(42,499)	21,558	(64,057)	903	(1,135)	2,038	-	-	-	-	-	-	(41,596)	20,423	(62,019)
Gain from disposal of farmlands	715	1,783	(1,068)	-	-	-	-	-	-	-	-	-	715	1,783	(1,068)	-	-	-	-	-	-	-	-	-	715	1,783	(1,068)
General and administrative expenses	(1,641)	(1,487)	(154)	(2,874)	(2,511)	(363)	(115)	(84)	(31)	(2,989)	(2,595)	(394)	(4,630)	(4,082)	(548)	17	43	(26)	-	-	-	60	36	24	(4,553)	(4,003)	(550)
Selling expenses	(1,849)	(1,886)	37	(1,169)	(1,212)	43	-	-	-	(1,169)	(1,212)	43	(3,018)	(3,098)	80	8	17	(9)	-	-	-	12	14	(2)	(2,998)	(3,067)	69
Other operating results, net	881	1,658	(777)	(710)	(59)	(651)	-	-	-	(710)	(59)	(651)	171	1,599	(1,428)	208	46	162	18	(2)	20	(11)	(4)	(7)	386	1,639	(1,253)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,568)	1,568	-	-	-	-	(1,568)	1,568
Profit / (Loss) from operations	3,371	4,990	(1,619)	(34,490)	29,443	(63,933)	(115)	(84)	(31)	(34,605)	29,359	(63,964)	(31,234)	34,349	(65,583)	1,108	(1,070)	2,178	(142)	(1,632)	1,490	(4)	3	(7)	(30,272)	31,650	(61,922)
Share of (loss) / profit of associates and joint ventures	12	40	(28)	(6,656)	(4,550)	(2,106)	-	-	-	(6,656)	(4,550)	(2,106)	(6,644)	(4,510)	(2,134)	(1,083)	1,249	(2,332)	-	-	-	-	-	-	(7,727)	(3,261)	(4,466)
Segment profit / (loss)	3,383	5,030	(1,647)	(41,146)	24,893	(66,039)	(115)	(84)	(31)	(41,261)	24,809	(66,070)	(37,878)	29,839	(67,717)	25	179	(154)	(142)	(1,632)	1,490	(4)	3	(7)	(37,999)	28,389	(66,388)

(I)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)
Includes gross profit/ (loss) of ARS (130) million and ARS (51) million corresponding to Expenses and Collective Promotion Fund (FPC), as of June 30, 2019 and 2018, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the periods ended June 30, 2019 and 2018.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.18	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
In million of ARS
Revenues	11,952	9,793	2,159	-	-	-	-	-	-	8,570	6,777	1,793	20,522	16,570	3,952
Costs	(10,191)	(7,954)	(2,237)	(26)	(38)	12	-	-	-	(7,185)	(6,106)	(1,079)	(17,402)	(14,098)	(3,304)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,185	1,656	529	-	-	-	-	-	-	6	(10)	16	2,191	1,646	545
Changes in the net realizable value of agricultural products after harvest	(46)	572	(618)	-	-	-	-	-	-	-	-	-	(46)	572	(618)
Gross profit / (loss)	3,900	4,067	(167)	(26)	(38)	12	-	-	-	1,391	661	730	5,265	4,690	575
Net gain from fair value adjustment of investment properties	-	-	-	-	232	(232)	-	-	-	-	-	-	-	232	(232)
Gain from disposal of farmlands	-	-	-	715	1,783	(1,068)	-	-	-	-	-	-	715	1,783	(1,068)
General and administrative expenses	(1,032)	(946)	(86)	(3)	(2)	(1)	(295)	(242)	(53)	(311)	(297)	(14)	(1,641)	(1,487)	(154)
Selling expenses	(1,104)	(1,422)	318	(2)	-	(2)	-	-	-	(743)	(464)	(279)	(1,849)	(1,886)	37
Other operating results, net	460	(22)	482	263	1,568	(1,305)	-	-	-	158	112	46	881	1,658	(777)
Profit / (Loss) from operations	2,224	1,677	547	947	3,543	(2,596)	(295)	(242)	(53)	495	12	483	3,371	4,990	(1,619)
Share of profit of associates and joint ventures	61	42	19	-	-	-	-	-	-	(49)	(2)	(47)	12	40	(28)
Segment profit / (loss)	2,285	1,719	566	947	3,543	(2,596)	(295)	(242)	(53)	446	10	436	3,383	5,030	(1,647)

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the periods ended June 30, 2019 and 2018.

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
In million of ARS
Revenues	9,195	10,496	(1,301)	2,408	1,436	972	1,205	323	882	3,179	2,633	546	15	-	15	-	-	-	205	50	155	16,207	14,938	1,269
Costs	(835)	(893)	58	(164)	(133)	(31)	(568)	(160)	(408)	(1,709)	(1,800)	91	(6)	-	(6)	-	-	-	(163)	(53)	(110)	(3,445)	(3,039)	(406)
Gross profit / (loss)	8,360	9,603	(1,243)	2,244	1,303	941	637	163	474	1,470	833	637	9	-	9	-	-	-	42	(3)	45	12,762	11,899	863
Net gain from fair value adjustment of investment properties	(43,688)	6,745	(50,433)	804	6,292	(5,488)	782	7,899	(7,117)	-	-	-	6	-	6	-	-	-	(403)	390	(793)	(42,499)	21,326	(63,825)
General and administrative expenses	(1,017)	(919)	(98)	(224)	(232)	8	(305)	(213)	(92)	(529)	(524)	(5)	(118)	(127)	9	(559)	(414)	(145)	(122)	(82)	(40)	(2,874)	(2,511)	(363)
Selling expenses	(571)	(653)	82	(107)	(155)	48	(128)	(62)	(66)	(340)	(335)	(5)	-	-	-	-	-	-	(23)	(7)	(16)	(1,169)	(1,212)	43
Other operating results, net	(117)	(113)	(4)	(44)	(25)	(19)	(308)	148	(456)	123	(43)	166	(26)	(62)	36	-	-	-	(338)	36	(374)	(710)	(59)	(651)
Profit / (Loss) from operations	(37,033)	14,663	(51,696)	2,673	7,183	(4,510)	678	7,935	(7,257)	724	(69)	793	(129)	(189)	60	(559)	(414)	(145)	(844)	334	(1,178)	(34,490)	29,443	(63,933)
Share of profit of associates and joint ventures	-	-	-	-	-	-	(40)	5	(45)	-	-	-	(3,960)	(4,763)	803	-	-	-	(2,656)	208	(2,864)	(6,656)	(4,550)	(2,106)
Segment profit / (loss)	(37,033)	14,663	(51,696)	2,673	7,183	(4,510)	638	7,940	(7,302)	724	(69)	793	(4,089)	(4,952)	863	(559)	(414)	(145)	(3,500)	542	(4,042)	(41,146)	24,893	(66,039)

Operations Center in Israel

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Israel for the periods ended June 30, 2019 and 2018.

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
In million of ARS
Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit / (loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)
Selling expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)

Results of operations for the fiscal years ended June 30, 2019 and 2018.

Revenues 2019 vs 2018

Total revenues, according to the income statement, increased by ARS 4,298 million (12%), from ARS 35,754 million in the fiscal year ended June 30, 2018 to ARS 40,052 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,765 million increase in the Agricultural Business, which went from ARS 16,232 million in the fiscal year ended June 30, 2018 to ARS 19,997 million in the fiscal year ended June 30, 2019, and a ARS 533 million increase in the Urban Properties and Investment Business.

In turn, total revenues on account of expenses and promotion fund decreased by ARS 733 million (16%), from ARS 4,723 million in the fiscal year ended June 30, 2018 to ARS 3,990 million in the fiscal year ended June 30, 2019.

Revenues from inter-segment transactions varied by ARS 210 million (59%), from a loss of ARS 357 million in the fiscal year ended June 30, 2018 to a loss of ARS 567 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those from expenses and collective promotion fund or inter-segment transactions), total revenues increased by ARS 5,221 million (17%), from ARS 31,508 million in the fiscal year ended June 30, 2018 to ARS 36,729 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,952 million increase in the Agricultural Business and a ARS 1,269 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures, and inter-segment eliminations), total revenues increased by ARS 3,952 million (24%), from ARS 16,570 million in the fiscal year ended June 30, 2018 to ARS 20,522 million in the fiscal year ended June 30, 2019.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 22% from ARS 9,793 million during the fiscal year ended June 30, 2018 to ARS 11,952 million during the fiscal year ended June 30, 2019. Such increase is mainly attributable to:

●
A ARS 1,548 million increase in revenues from crop sales, resulting from a 36% increase in the average price of crops sold, from ARS 10,862 per ton in fiscal year 2018 to ARS 14,771 per ton in fiscal year 2019, offset by a decrease of 39,676 tons in the volume of crops sold in fiscal year 2019 as compared to the previous fiscal year.

●
A ARS 649 million rise in revenues from sugarcane sales, resulting from an increase of 242,460 tons (14%) in the volume of sugarcane sold fiscal year 2019 compared to the previous fiscal year, coupled with a 15% rise in the average price of sugarcane sold, from ARS 1,247 per ton in fiscal year 2018 to ARS 1,431 per ton in fiscal year 2019, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
A ARS 42 million decrease in revenues from cattle sales, primarily attributable to a decrease of 5,557 tons in the volume of cattle sold in fiscal year 2019 compared to the previous fiscal year, partially offset by a 25% rise in the average price of cattle, as well as a decrease in the sale of milk caused by the discontinuation of the activity in the previous fiscal year; and

●
A ARS 260 million increase in revenues from rentals and services attributable to: (i) an increase of ARS 160 million (42%) in revenues from seed production mainly caused by an increase in the sale price of the corn and soybean seed service in Argentina; and an increase in the hectares leased to third parties in Brazil added to the collection of an additional amount for productivity on the yields; and (ii) a ARS 107 million increase in revenues from Feed Lot services and pastures.

Others. Revenues from the Others segment increased by 26.5% from ARS 6,777 million during fiscal year 2018 to ARS 8,570 million during fiscal year 2019. Such increase is attributable to:

●
A ARS 1,015 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained stable, in this fiscal year the share of sales to the external market increase over total sales, from 31% in fiscal year 2018 to 43% in fiscal year 2019, generating a double impact on gain (loss) by the effect of the increase in the exchange rate. The volume of domestic sales decreased, but prices remained in line with the inflation for the year;

●
A ARS 778 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop Trading transactions and sales of supplies in the current year, boosted by the effect of devaluation.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 1,269 million (8%), from ARS 14,938 million in the fiscal year ended June 30, 2018 to ARS 16,207 million in the fiscal year ended June 30, 2019. Excluding the revenues from the Operations Center in Israel, revenues, according to information by segments, increased by 8%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 12.4% from ARS 10,496 million during fiscal year 2018 to ARS 9,195 million during fiscal year 2019. Such fall is mainly attributable to: (i) a ARS 1,051 million decrease in revenues from permanent and variable leases as a result of a 13.9% decrease in total sales of our lessees, which went from ARS 118,083 million during fiscal year 2018 to ARS 101,665 million during fiscal year 2019; (ii) a ARS 151 million decrease in commissions; (iii) a ARS 131 million decrease in revenues from admission rights; (iv) a ARS 129 million decrease in revenues from parking fees; (v) a ARS 18 million decrease in revenues from flattening and administration and management services; (vi) partially offset by an increase in leverage of graduated leases in Other revenues of ARS 207 million, mainly attributable to the termination of the Walmart agreement.

Offices. Revenues from the Offices segment increased by 67.7% from ARS 1,436 million during the fiscal year ended June 30, 2018 to ARS 2,408 million during the fiscal year ended June 30, 2019. The variation is mainly explained by a significant increase in revenues from leases of different buildings, mainly PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 273% increase, from ARS 323 million during the fiscal year ended June 30, 2018 to ARS 1,205 million during the fiscal year ended June 30, 2019. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 20.7% from ARS 2,633 million during the fiscal year ended June 30, 2018 to ARS 3,179 million during the fiscal year ended June 30, 2019, mainly due to an increase in the average room rate of our hotel portfolio (measured in Pesos).

International. Revenues from our International segment increased by 100%, to ARS 15 million during the fiscal year ended June 30, 2019 due to the lease of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment increased by 310% from ARS 50 million during the fiscal year ended June 30, 2018 to ARS 205 million during the fiscal year ended June 30, 2019, mainly due to the increase in revenues from La Arena S.A. y LA RURAL S.A. – OFC S.R.L. – OGDEN S.A – ENTRETENIMIENTO UNIVERSAL S.A. – Unión transitoria – (administradora del Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Costs 2019 vs 2018

Total costs, according to the income statement, increased by ARS 3,029 million (14%), from ARS 21,685 million in the fiscal year ended June 30, 2018 to ARS 24,714 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,256 million increase in the Agricultural Business, from ARS 13,935 million in the fiscal year ended June 30, 2018 to ARS 17,191 million in the fiscal year ended June 30, 2019, and a ARS 227 million increase in the Urban Properties and Investment Business.

Costs from our joint ventures decreased by ARS 2 million (3%), from a profit of ARS 74 million in the fiscal year ended June 30, 2018 (out of which ARS 10 million to the Shopping Mall segment; ARS 52 million to the Offices segment and ARS 12 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 72 million in the fiscal year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment; ARS 45 million to the Offices segment and ARS 10 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of expenses and promotion fund decreased by ARS 635 million (13%), from ARS 4,785 million in the fiscal year ended June 30, 2018 to ARS 4,150 million in the fiscal year ended June 30, 2019.

Costs from inter-segment transactions varied by ARS 48 million (29%), from ARS 163 million in the fiscal year ended June 30, 2018 to ARS 211 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those corresponding to expenses and collective promotion fund or business inter-segment transactions), total costs increased by ARS 3,710 million (22%), from ARS 17,137 million in the fiscal year ended June 30, 2018 to ARS 20,847 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,304 million decrease in the Agricultural Business and a ARS 406 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 3,304 million (23%), from ARS 14,098 million in the fiscal year ended June 30, 2018 to ARS 17,402 million in the fiscal year ended June 30, 2019. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 85.1% during the fiscal year ended June 30, 2018 to 84.8% during the fiscal year ended June 30, 2019.

Agricultural Production. The costs of the Agricultural Production segment increased by 28.1% from ARS 7,954 million during fiscal year 2018 to ARS 10,191 million during fiscal year 2019, primarily as a consequence of:

●
A ARS 1,888 million increase in costs of crop sales, mainly resulting from a 51% increase in the average cost per ton of crops sold in fiscal year 2019, from 8708 million in fiscal year 2018 to 13,140 million in fiscal year 2019; offset by a decrease of 39,676 tons in the volume of tons sold in fiscal year 2019 as compared to the previous fiscal year.

●
A ARS 391 million increase in the costs of sugarcane sales, mainly as a result of an increase of 242,460 tons (14%) in the volume of sugarcane sold in fiscal year 2019 compared to the previous fiscal year, coupled with a 4% rise in the average cost of sugarcane per ton sold in fiscal year 2019, from ARS 1,215 per ton in fiscal year 2018 to ARS 1,262 per ton in fiscal year 2019;

●
A ARS 27 million decrease in the costs of cattle and milk sales, mainly as a result of a decrease of 5,557 tons of cattle sold in fiscal year 2019 compared to the previous fiscal year, partially offset by a 34% rise in the average cost of cattle sold, as well as by the decrease in the sale of milk caused by the discontinuation of the activity in the prior fiscal year; and

●
A ARS 169 million increase in costs of rentals and services, mainly attributable to a ARS 117 million increase in the Feedlot service cost and an increase in ARS 53 million in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 81.2% during fiscal year 2018 to 85.3% during fiscal year 2019.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 31.6% from ARS 38 million during fiscal year 2018 to ARS 26 million during fiscal year 2019.

Others. The costs of the Others segment increased by 17.7% from ARS 6,106 million during fiscal year 2018 to ARS 7,185 million during fiscal year 2019, mainly as a result of:

●
A ARS 723 million increase in agro-industrial costs, mostly driven by a rise in acquisition costs of all of its components.

●
A ARS 356 million increase in other segments, mainly triggered by the sale of supplies.

The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 90.1% during fiscal year 2018 to 83.8% during fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 406 million (13%), from ARS 3,039 million in the fiscal year ended June 30, 2018 to ARS 3,445 million in the fiscal year ended June 30, 2019. Excluding the costs from the Operations Center in Israel, costs, according to information by segments, decreased by 13%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 20% during fiscal year ended June 30, 2018 to 21% during the fiscal year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total costs, measured as a percentage of total revenues, increased from 20% during the fiscal year ended June 30, 2018 to 21% during the fiscal year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 6.5%, from ARS 893 million during fiscal year 2018 to ARS 835 million during fiscal year 2019, mainly due to: (i) a decrease in salaries, social security and other personnel administrative expenses of ARS 47 million; (ii) a decrease in amortization and depreciation of ARS 22 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of ARS 10 million; partially offset by (iv) an increase in leases and expenses of ARS 26 million (generated by leases denominated in dollars). Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 8.5% during the fiscal year ended June 30, 2018 to 9.1% during the fiscal year ended June 30, 2019.

Offices. Costs associated with the Offices segment increased by 23.3%, from ARS 133 million during the fiscal year ended June 30, 2018 to ARS 164 million during the fiscal year ended June 30, 2019, mainly due to (i) an increase in amortization and depreciation of ARS 57 million; offset by: (i) a decrease in leases and expenses of ARS 14 million; (ii) a decrease in maintenance, repairs and services expenses of ARS 9 million; (iii) a decrease in fees and compensation for services of ARS 5 million and (iv) a decrease in taxes, fees and contributions of ARS 3 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, decreased from 9.3% during the fiscal year ended June 30, 2018 to 6.8% during the fiscal year ended June 30, 2019.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 255% increase from ARS 160 million during the fiscal year ended June 30, 2018 to ARS 568 million during the fiscal year ended June 30, 2019 mainly due to the cost of the sale of Catalinas Norte. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 49.5% during the fiscal year ended June 30, 2018 to 47.1% during the fiscal year ended June 30, 2019.

Hotels. Costs in the Hotels segment decreased by 5.1%, from ARS 1,800 million during the fiscal year ended June 30, 2018 to ARS 1,709 million during the fiscal year ended June 30, 2019, mainly as a result of (i) a ARS 115 million decrease in the costs of salaries, social security and other personnel expenses; and (ii) a ARS 9 million decrease in food, beverages and other hotel expenses, offset by (iii) an increase in fees and compensation services of ARS 31 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 68.4% during the fiscal year ended June 30, 2018 to 53.8% during the fiscal year ended June 30, 2019.

International. Costs in the International segment increased 100%, amounting to ARS 6 million during the fiscal year ended June 30, 2019, associated with the cost of lease of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Costs in the Corporate segment did not vary in the reported fiscal years.

Others. Costs in the Others segment increased by 207.5%, from ARS 53 million during the fiscal year ended June 30, 2018 to ARS 163 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 31 million increase in taxes, fees and contributions; (ii) a ARS 21 million increase in leases and expenses; (iii) a ARS 18 million increase in fees and compensation for services; (iv) a ARS 15 million increase in depreciation and amortization; (v) a ARS 13 million increase in maintenance, repairs and services; and (vi) a ARS 10 million increase in salaries, social security and other personnel expenses.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2019 vs 2018

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 680 million (38%), from ARS 1,802 million in the fiscal year ended June 30, 2018 to ARS 2,482 million in the fiscal year ended June 30, 2019.

The profit / (loss) from our joint ventures in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 5 million in the fiscal year ended June 30, 2018 to ARS 0 in the fiscal year ended June 30, 2019.

There is no profit / (loss) on account of expenses and promotion fund in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 140 million (93%), from ARS 151 million in the fiscal year ended June 30, 2018 to ARS 291 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 545 million (33.0%), from ARS 1,646 million in the fiscal year ended June 30, 2018 to ARS 2,191 million in fiscal year ended June 30, 2019.

Such variation was mainly a result of:

●
A lesser loss in profits from cattle production of ARS 284 million, mainly generated by Argentina, derived, on the one hand, from beef cattle, since the increase in prices in fiscal year 2019 was higher than in the prior fiscal year; furthermore, during such fiscal year cattle was lot-fed to mitigate the draught effects generating more kilograms produced, but also higher feeding costs; and on the other hand, from the income obtained during this fiscal year derived from the wool production, due an increase in the prices; and

●
An increase in profits from crop production of ARS 262 million, mainly generated in Argentina as a result of a higher planted area and better corn and soybean yields; and better wheat prices and yields during this fiscal year; and in Bolivia as a result of a significant improvement in soybean yields (64%) and a cost reduction; while Brazil registered a negative variation originated by soybean due to lower prices and yields as well as increased costs; offset by;

●
A decrease in the result of sugarcane production of ARS 79 million, mainly in Brazil due to an increase in production costs derived from the fact that during the current fiscal year cultural and irrigation works were carried out in the San José farmland, as compared to the previous fiscal year when this farmland had been incorporated with the cane already planted; and, additionally, the cutting, hauling and transportation costs also grew up as a result of the increase in fuels. This was partially offset by the improvement in the Bolivian production results, as a result of an increase in the cultivated area during this fiscal year.

●
A decrease in the result of agro-industrial activity of ARS 16 million

Changes in the net realizable value of agricultural produce after harvest 2019 vs 2018

Profits /(loss) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, decreased by ARS 618 million (108%), from a gain ARS 572 million in the fiscal year ended June 30, 2018 to a loss ARS 46 million in the fiscal year ended June 30, 2019. Such variation is mainly generated by Argentina, particularly by the soybean, due to the fact that in the previous fiscal year the prices had an upward trend while during the current fiscal year the trend was downward as a consequence of the trade war between China and USA; in addition, although corn and wheat prices raised in both fiscal years, they were not in line with inflation, particularly in the current fiscal year.

Gross profit 2019 vs 2018

As a result of the above mentioned factors, total gross profit, according to the income statement, increased by ARS 1,331 million (8%), from ARS 16,443 million in the fiscal year ended June 30, 2018 to ARS 17,774 million in the fiscal year ended June 30, 2019. This was mainly due to the ARS 571 million increase in the Agricultural Business, from ARS 4,671 million in the fiscal year ended June 30, 2018 to ARS 5,242 million in the fiscal year ended June 30, 2019, and a ARS 760 million increase in the Urban Properties and Investment Business.

Gross profit / (loss) from our joint ventures increased by ARS 13 million (32%), from a loss of ARS 41 million in the fiscal year ended June 30, 2018 to a loss of ARS 28 million in the fiscal year ended June 30, 2019.

In turn, total gross profit on account of expenses and promotion fund decreased by ARS 98 million (158%), from a loss of ARS 62 million in the fiscal year ended June 30, 2018 (out of which a gain of ARS 95 million derives from the Shopping Malls segment and a loss of ARS 34 million derives from the Offices segment) to a loss of ARS 160 million in the fiscal year ended June 30, 2019 (out of which a gain of ARS 155 million derives from the Shopping Malls segment and a gain of ARS 5 million derives from the Offices segment).

Gross profit generated by inter-segment transactions varied by ARS 22 million (51%), from ARS 43 million in the fiscal year ended June 30, 2018 to ARS 65 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and without considering those related to expenses and collective promotion fund and inter-segment business transactions), total gross profit increased by ARS 1,438 million (9%), from ARS 16,589 million in the fiscal year ended June 30, 2018 to ARS 18,027 million in the fiscal year ended June 30, 2019. This was mainly due to an increase of ARS 575 million in the Agricultural Business and an increase of ARS 863 million in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 575 million (12%), from ARS 4,690 million in the fiscal year ended June 30, 2018 to ARS 5,265 million in the fiscal year ended June 30, 2019. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 28% during the fiscal year ended June 30, 2018 to 26% during the fiscal year ended June 30, 2019.

Agricultural Production. Gross profit from this segment decreased by 4.1% from ARS 4,067 million in fiscal year 2018 to ARS 3,900 million in fiscal year 2019.

Land Transformation and Sales. Gross profit from this segment decreased by 31.6% from ARS 38 million in fiscal year 2018 to ARS 26 million in fiscal year 2019.

Others. Gross profit from this segment increased by 110.4% from ARS 661 million in fiscal year 2018 to ARS 1,391 million in fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit increased by ARS 863 million (7%), from ARS 11,899 million in the fiscal year ended June 30, 2018 to ARS 12,762 million in the fiscal year ended June 30, 2019. Excluding gross profit from the Operations Center in Israel, gross profit, according to information by segments, decreased by 7%. In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 80% during the fiscal year ended June 30, 2018 to 79% during the fiscal year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased 12.9%, from ARS 9,603 million during fiscal year 2018 to ARS 8,360 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.

Offices. Gross profit of the Offices segment increased by 72.2%, from ARS 1,303 million for the year ended June 30, 2018 to ARS 2,244 million during the year ended June 30, 2019. The gross profit of the Offices segment, measured as a percentage of revenues of this segment, increased from 90.7% during the year ended June 30, 2018 to 93.2% during the year ended June 30, 2019.

Sales and developments. Gross profit of the Sales and Developments segment increased by 290.8%, from ARS 163 million during the year ended June 30, 2018 to ARS 637 million during the year ended June 30, 2019, mainly as a result of higher sales recorded during the year ended June 30, 2019. The gross profit of the Sales and Developments segment, measured as a percentage of this segment's revenues, increased from 50.5 % during the year ended June 30, 2018 to 52.9% during the year ended June 30, 2019.

Hotels. Gross profit for the Hotels segment increased by 76.5% from ARS 833 million during the fiscal year ended June 30, 2018 to ARS 1,470 million during the year ended June 30, 2019. The gross profit of the Hotels segment, measured as a percentage of revenues of this segment, increased from 31.6% during the year ended June 30, 2018 to 46.2% during the year ended June 30, 2019.

International. Gross profit of the International segment increased 100%, with a gross profit of ARS 9 million during the year ended June 30, 2019.

Corporate. Gross profit of the Corporate segment did not present variations during the reported years.

Others. Gross profit from the Others segment increased 1,500%, from a loss of ARS 3 million during the year ended June 30, 2018 to a profit of ARS 42 million during the year ended June 30, 2019. The gross profit of the Others segment, measured as a percentage of revenues of this segment, increased from 6% negative during the year ended June 30, 2018 to 20.5% during the year ended June 30, 2019.

Net gain (loss) from changes in the fair value of investment properties 2019 vs 2018

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, decreased by ARS 62,019 million (304%), from a gain of ARS 20,423 million in the fiscal year ended June 30, 2018 to a loss of ARS 41,596 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 232 million decrease in the Agricultural Business, from a gain of ARS 232 million in the fiscal year ended June 30, 2018 to a loss of ARS 0 million in the fiscal year ended June 30, 2019, and a ARS 61,787 million decrease in the Urban Properties and Investment Business.

The gain (loss) from changes in the fair value of investment properties from our joint ventures increased by ARS 2,038 million (179.6%), from a loss of ARS 1,135 million in the fiscal year ended June 30, 2018 to a gain of ARS 903 million in the fiscal year ended June 30, 2019.

There is no profit / (loss) on account of expenses and promotion fund in relation to net gain (loss) from changes in the fair value of investment properties.

There is no profit / (loss) from our inter-segment transactions in relation to the net gain (loss) from changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to expenses and collective promotion fund or inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties decreased by ARS 64,057 million (297%), from a gain of ARS 21,558 million in the fiscal year ended June 30, 2018 to a loss of ARS 42,499 million in the fiscal year ended June 30, 2019. Such change was mainly due to a ARS 232 million decrease in the Agricultural Business and a ARS 63,825 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain (loss) from changes in the fair value of investment properties decreased by ARS 232 million (100.0%), from ARS 232 million in the fiscal year ended June 30, 2018 to ARS 0 million in the fiscal year ended June 30, 2019.

The decrease in net gain (loss) is mainly attributable to Brasilagro as a result of a lower number of hectares leased to third parties in Jatobá farmland.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain (loss) from changes in the fair value of investment properties decreased by ARS 63,825 million (299%), from a gain ARS 21,326 million in the fiscal year ended June 30, 2018 to ARS 42,499 million in the fiscal year ended June 30, 2019. Excluding the changes in the fair value of investment properties from the Operations Center in Israel, changes in the fair value of investment properties, according to information by segments, increased by 299%.

Operations Center in Argentina

Shopping Malls

The shopping -Malls portfolio decreased between the fiscal year ended June 30, 2019 and 2018, as the end of the concession we had for Buenos Aires Design took place.

The net impact in the peso values of our properties was primarily a consequence of macroeconomic changes: (i) from june 2018 to june 2019, the Argentinian peso depreciated 47% against US Dolar (from ARS 28.75 per dolar to ARS 42.26 per dolar), which had a direct impact in a less projected cash flows in US Dolar from our Shopping Malls segment; and (ii) an increase of 234 basis points on the discount rate in US dolar, which it is used to discount the projected cash flow from Shopping Malls segment.

Offices, Sales and Developments, International and Others

Net gain/(loss) from actual fair value adjustment of investment properties included in these segments decreased by 91,8% during the year ended June 30, 2019.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars, In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative metric.

Changes in fair value from our Shopping Malls segment differ from our offices segment because the nature of each business is different and prices depend on factors that may not have similarly over time. As we mentioned before, the office property market is dominated by investors and owners that seek medium- to long-term leases and perceive real estate as a safe dollar-denominated investment option. In contrast, the shopping mall segment is a relatively new industry in Argentina where the first shopping mall opened in 1990, compared to markets such as the United States and Brazil where the industry began in the 1950’s and 1960’s, respectively. Additionally, unlike the office properties segment, the financial performance of shopping mall properties is highly correlated with the volatile economic activity in Argentina since the cash flow generated by shopping malls are closely related to the purchasing power of customers.

Gain from disposal of farmlands 2019 vs 2018

The total gain from disposal of farmlands, according to the income statement, decreased by ARS 1,068 million (60%), from ARS 1,783 million in the fiscal year ended June 30, 2018 to ARS 715 million in the fiscal year ended June 30, 2019.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands decreased by ARS 1,068 million (60%), from ARS 1,783 million in the fiscal year ended June 30, 2018 to ARS 715 million in the fiscal year ended June 30, 2019.

Fiscal year ended June 30, 2019

●
In June 2019, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 3,124 hectares of the Jatobá land. The sales price was 307 soybean bags per hectare or ARS 835 million. The buyer made a down payment of ARS 89 million and will complete payment of the first installment (ARS 89 million) by July 31, 2019. The balance, i.e. 563,844 soybean bags, will be paid in six annual installments. Delivery of possession and the gain of the transaction will be recognized on June 30, 2020, amounting to ARS 617 million.

●
On November 21, 2018, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 103 hectares of the Alto Taquarí land. The sales price was 1,100 soybean bags per arable hectare equivalent to ARS 123 million. The buyer made a down payment of 22,656 soybean bags equivalent to ARS 18 million; the balance will be paid in eight semi-annual installments. The Group has recognized a gain of ARS 98 million as a result of this transaction in this fiscal year.

Fiscal year ended June 30, 2018

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On June 29, 2018, Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at USD 10 million, of which USD 3 million have been already paid. The remaining balance of USD 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to ARS 409 million.

●
On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at USD 19 million, of which USD 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to ARS 739 million.

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On May 3, 2018, the Company through its subsidiary BrasilAgro, has entered into a purchase-sale agreement for the partial sale of 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs.66.2 million (Rs./ha. 93,356). The Group has recognized gains of ARS 635 million as result of this transaction.

General and administrative expenses 2019 vs 2018

Total general and administrative expenses, according to the income statement, increased by ARS 550 million (14%), from ARS 4,003 million in the fiscal year ended June 30, 2018 to ARS 4,553 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 144 million increase in the Agricultural Business, from ARS 1,485 million in the fiscal year ended June 30, 2018 to ARS 1,629 million in the fiscal year ended June 30, 2019, and a ARS 406 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 31 million offset by an increase in the Operations Center in Argentina of ARS 375 million.

General and administrative expenses from our joint ventures decreased by ARS 26 million (60%), from ARS 43 million in the fiscal year ended June 30, 2018 to ARS 17 million in the fiscal year ended June 30, 2019.

There are no results on account of expenses and promotion fund corresponding to general and administrative expenses.

General and administrative expenses from inter-segment transactions varied by ARS 24 million (67%), from ARS 36 million in the fiscal year ended June 30, 2018 to ARS 60 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to expenses and collective promotion fund or business inter-segment transactions), total general and administrative expenses increased by ARS 548 million (13%), from ARS 4,082 million in the fiscal year ended June 30, 2018 to ARS 4,630 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 154 million increase in the Agricultural Business and a ARS 394 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a increase in the Operations Center in Israel of ARS 31 million, and a increase in the Operations Center in Argentina of ARS 363 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 154 million (10%), from ARS 1,487 million in the fiscal year ended June 30, 2018 to ARS 1,641 million in the fiscal year ended June 30, 2019. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 9.0% during the fiscal year ended June 30, 2018 to 8% during the fiscal year ended June 30, 2019.

Agricultural Production. General and administrative expenses associated with our Agricultural Production segment increased by 9.1%, from ARS 946 million during fiscal year 2018 to ARS 1,032 million during fiscal year 2019, mainly due to: the ARS 21 million increase in general and administrative expenses attributable to crop operations; a ARS 40 million increase in expenses related to sugarcane operations and a ARS 50 million increase in expenses associated with the Agricultural Rental and Services business. General and administrative expenses, measured as a percentage of revenues from this segment, decreased from 9.7% during fiscal year 2018 to 8.6% during fiscal year 2019.

Land Transformation and Sales General and administrative expenses associated with our Land Transformation and Sales segment increased by 50.0%, from ARS 2 million during fiscal year 2018 to ARS 3 million during fiscal year 2019.

Corporate. General and administrative expenses associated with our Corporate segment increased by 21.9%, from ARS 242 million during fiscal year 2018 to ARS 295 million during fiscal year 2019, mainly as a result of an increase in expenses due to inflation, offset by extraordinary severance payments in fiscal year 2018 and an increase in directors’ fees below the inflation standard.

Others. General and administrative expenses associated with our Others segment increased by 4.7%, from ARS 297 million during fiscal year 2018 to ARS 311 million during fiscal year 2019. General and administrative expenses, measured as a percentage of revenues from this segment, decreased slightly from 4.4% for fiscal year 2018 to 3.6% for fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 394 million (15%), from ARS 2,595 million in the fiscal year ended June 30, 2018 (out of which ARS 84 million derive from the Operations Center in Israel and ARS 2,511 million from the Operations Center in Argentina) to ARS 2,989 million in the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,874 million from the Operations Center in Argentina). Excluding general and administrative expenses from the Operations Center in Israel, general and administrative expenses, according to information by segments, increased by 14%. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased from 17% during the period ended June 30, 2018 to 18% during the period ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 17% during the period ended June 30, 2018 to 18% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 10.7%, from ARS 919 million during fiscal year 2018 to ARS 1,017 million during fiscal year 2019, mainly as a result of: (i) an increase in salaries, social security and other personnel administrative expenses of ARS 141 million; (ii) an increase in maintenance, repairs and services, traveling and transportation expenses of ARS 32 million; partially offset by (iii) a decrease in fees payable to directors of ARS 37 million; (iv) a decrease in banking expenses of ARS 22 million; and (v) a decrease in fees and compensation for services of ARS 13 million. General and administrative expenses of the Shopping Malls segment, measured as a percentage of revenues of this segment, increased from 8.8% during the fiscal year ended June 30, 2018 to 11.1% during the fiscal year ended June 30, 2019.

Offices. General and administrative expenses of our Offices segment decreased 3.4%, from ARS 232 million during the fiscal year ended June 30, 2018 to ARS 224 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 13 million in salaries, social security and other personnel expenses; (ii) a decrease of ARS 8 million in fees and compensation for services and (iii) a decrease of ARS 8 million in advertising and other commercial expenses, partially offset by: (i) an increase of ARS 23 million in fees payable to directors. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, decreased from 16.2% during the fiscal year ended June 30, 2018 to 9.3% during the fiscal year ended June 30, 2019.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 43.2%, from ARS 213 million during the fiscal year ended June 30, 2018 to ARS 305 million during the fiscal year ended June 30, 2019, mainly as a result of an increase in salaries, social security and other personnel expenses of ARS 75 million, among other items. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 66% during the fiscal year ended June 30, 2018 to 25.3% during the fiscal year ended June 30, 2019.

Hotels. General and administrative expenses associated with our Hotels segment increased by 1% from ARS 524 million during the fiscal year ended June 30, 2018 to ARS 529 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 34 million increase in fees and compensation for services, offset by (ii) a ARS 18 million decrease in salaries, social security and other personnel expenses and (iii) a ARS 7 million decrease in taxes, fees and contributions. General and administrative expenses of the Hotels segment measured as a percentage of revenues from this segment decreased from 19.9% during the fiscal year ended June 30, 2018 to 16.6% during the fiscal year ended June 30, 2019.

International. General and administrative expenses associated with our International segment decreased by 7.1%, from ARS 127 million during the fiscal year ended June 30, 2018 to ARS 118 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 28 million increase in fees and compensation for services; (ii) a ARS 12 million increase in salaries, social security and other personnel expenses; (iii) a ARS 6 million increase in maintenance, repairs and services and (iv) a ARS 3 million increase in amortization and depreciation, partially offset by: (v) a lower tax expense, since Imadison taxes were paid in the previous fiscal year.

Corporate. General and administrative expenses associated with our Corporate segment increased by 35%, from ARS 414 million during the fiscal year ended June 30, 2018 to ARS 559 million during the fiscal year ended June 30, 2019, mainly as a result of an increase in fees payable to directors of ARS 187 million; offset by a ARS 40 million decrease in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased by 48% from ARS 82 million during the fiscal year ended June 30, 2018 to ARS 122 million during the fiscal year ended June 30, 2019, mainly due to: (i) a ARS 16 million increase in administrative expenses; (ii) a ARS 7 million increase in maintenance, repairs and services; (iii) a ARS 4 million increase in fees and compensation for services; and (iv) a ARS 7 million increase in salaries, social security and other personnel expenses, among other items.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 84 million during the period ended June 30, 2018 to ARS 115 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the personnel and the structure expenses of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Selling expenses 2019 vs 2018

Total selling expenses, according to the income statement, decreased by ARS 69 million (2%), from ARS 3,067 million in the fiscal year ended June 30, 2018 to ARS 2,998 million in the fiscal year ended June 30, 2019. This was primarily due to a ARS 35 million decrease in the Agricultural Business, from ARS 1,872 million in the fiscal year ended June 30, 2018 to ARS 1,837 million in the fiscal year ended June 30, 2019, and a ARS 34 million decrease in the Urban Properties and Investment Business.

Selling expenses from our joint ventures decreased by ARS 9 million (53%), from ARS 17 million in the fiscal year ended June 30, 2018 to ARS 8 million in the fiscal year ended June 30, 2019.

Selling expenses generated by inter-segment transactions decreased ARS 2 million (14%), from ARS 14 million in the fiscal year ended June 30, 2018 to ARS 12 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total selling expenses by ARS 80 million (3%), from ARS 3,098 million in the fiscal year ended June 30, 2018 to ARS 3,018 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 37 million decreased in the Agricultural Business and a ARS 43 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 37 million (2%), from ARS 1,886 million in the fiscal year ended June 30, 2018 to ARS 1,849 million in the fiscal year ended June 30, 2019. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 11% during the period ended June 30, 2018 to 9% during the fiscal year ended June 30, 2019.

Agricultural Production. Selling expenses from the Agricultural Production segment decreased 22.4%, from ARS 1,422 million during fiscal year 2018 to ARS 1,104 million in fiscal year 2019, mainly as a result of a ARS 244 million decrease in selling expenses for crops and ARS 31 million in selling expenses for cattle. Selling expenses, measured as a percentage of revenues from the Agricultural Production segment, decreased from 14.5 % during fiscal year 2018 to 9.2% during fiscal year 2019.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by ARS 2 million, and no expenses were recorded in fiscal year 2018.

Others. Selling expenses from the Others segment increased 60.1%, from ARS 464 million during fiscal year 2018 to ARS 743 million in fiscal year, 2019, as a consequence of a ARS 198 million increase in selling expenses related to the agro-industrial business and the ARS 81 million increase in commercial expenses related to other segments. Selling expenses, measured as a percentage of revenues from the Others segment, increased from 6.8% during fiscal year 2018 to 8.7% during fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 43 million (4%), from ARS 1,212 million in the fiscal year ended June 30, 2018 to ARS 1,169 million in the fiscal year ended June 30, 2019. Without considering selling expenses from the Operations Center in Israel, selling expenses, according to information by segments, decreased by 4%. In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, decreased from 8% during the period ended June 30, 2018 to 7% during the period ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues, decreased from 8% during the period ended June 30, 2018 to 7% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 12.6%, from ARS 653 million during fiscal year 2018 to ARS 571 million during fiscal year 2019, mainly as a result of: (i) a decrease in advertising and other commercial expenses of ARS 36 million; (ii) a decrease in the charge of taxes, fees and contributions of ARS 33 million; and (iii) a decrease of ARS 15 million in doubtful accounts; partially offset by (iv) an increase in salaries, social security and other personnel selling expenses of ARS 3 million. Selling expenses of the Shopping Malls segment, measured as a percentage of revenues from this segment, remained constant at 6.2% during the fiscal years ended June 30, 2018 and 2019.

Offices. Selling expenses associated with our Offices segment decreased by 31% from ARS 155 million during the fiscal year ended June 30, 2018 to ARS 107 million during the fiscal year ended June 30, 2019. Such variation was mainly generated as a result of a ARS 74 million decrease in the charge of doubtful accounts, offset by: (i) a ARS 14 million increase in taxes, fees and contributions and (ii) a ARS 12 million increase in advertising and other commercial expenses. Selling expenses associated with the Offices segment, measured as a percentage of revenues from this segment, decreased from 10.8% during the fiscal year ended June 30, 2018 to 4.4% during the fiscal year ended June 30, 2019.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 106.5% from ARS 62 million during fiscal year ended June 30, 2018 to ARS 128 million during the fiscal year ended June 30, 2019. Such variation was mainly generated by a ARS 70 million increase in taxes, fees and contributions. Selling expenses associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 19.2% during the fiscal year ended June 30, 2018 to 10.6% during the fiscal year ended June 30, 2019.

Hotels. Selling expenses associated with our Hotels segment increased by 1.5% from ARS 335 million during the fiscal year ended June 30, 2018 to ARS 340 million during the fiscal year ended June 30, 2019, mainly as a result of a ARS 28 million increase in taxes, fees and contributions offset by; (i) a ARS 14 million decrease in fees and compensation for services, and (ii) a ARS 12 million decrease in salaries, social security and other personnel expenses. Selling expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 12.7% during the fiscal year ended June 30, 2018 to 10.7% during the fiscal year ended June 30, 2019.

International. Selling expenses associated with the International segment remained unchanged in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both fiscal years.

Others. Selling expenses associated with our Others segment increased 228.6% from ARS 7 million during the fiscal year ended June 30, 2018 to ARS 23 million during the fiscal year ended June 30, 2019, mainly due to: (i) a ARS 8 million increase in taxes, fees and contributions; (ii) a ARS 6 million increase in advertising and other commercial expenses; and (iii) a ARS 6 million increase in doubtful accounts. Selling expenses associated with the Others segment, measured as a percentage of revenues from this segment, significantly decreased from 17% during the fiscal year ended June 30, 2018 to 11.2% during the fiscal year ended June 30, 2019.

Other operating results, net 2019 vs 2018

Total other operating results, net, according to the income statement, decreased by ARS 1,253 million (76%), from a gain of ARS 1,639 million in the fiscal year ended June 30, 2018 to a gain of ARS 386 million in the fiscal year ended June 30, 2019. This is mainly due to a ARS 774 million increase in the Agricultural Business, from a gain of ARS 1,666 million in the fiscal year ended June 30, 2018 to a gain of ARS 892 million in the fiscal year ended December June 30, 2019, and a ARS 479 million increase in the Urban Properties and Investment Business.

Other operating results, net from our joint ventures increased by ARS 162 million (352%), from a gain of ARS 46 million in the fiscal year ended June 30, 2018 to a gain of ARS 208 million in the fiscal year ended June 30, 2019.

In turn, total other operating results, net on account of expenses and promotion fund increased by ARS 20 million (1,000%), from a loss of ARS 2 million in the fiscal year ended June 30, 2018 to a gain of ARS 18 million in the fiscal year ended June 30, 2019.

Other operating results, net generated by inter-segment transactions decrease by ARS 7 million (175%), from ARS 4 million in the fiscal year ended June 30, 2018 to ARS 11 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total other operating results, net decreased by ARS 1,428 million (89%), from ARS 1,599 million in the fiscal year ended June 30, 2018 to ARS 171 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 777 million decrease in the Agricultural Business and a ARS 651 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net decreased by ARS 777 million (47%), from ARS 1,658 million in the fiscal year ended June 30, 2018 to ARS 881 million in the fiscal year ended June 30, 2019. Other operating results, net from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 10.0% during the period ended June 30, 2018 to 4% during the period ended June 30, 2019.

Agricultural Production. Other operating results, net associated with our Agricultural Production segment increased by ARS 482 million, from a loss of ARS 22 million during fiscal year 2018 to a gain of ARS 460 million during fiscal year 2019, mainly as a result of Brasilagro’s and Cresud’s commodity derivatives.

Land Transformation and Sales. Other operating results, net from this segment decreased by ARS 1,305 million from a gain of ARS 1,568 million during fiscal year 2018 to a gain of ARS 263 million during fiscal year 2019.

Others. Other Operating results, net associated with the Others segment rose ARS 46 million, from a gain of ARS 112 million during fiscal year 2018 to a gain of ARS 158 million during fiscal year 2019, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net increased by ARS 651 million (1,103%), from ARS 59 million in the fiscal year ended June 30, 2018 to ARS 710 million in the fiscal year ended June 30, 2019. Excluding Other operating results, net from the Operations Center in Israel, Other operating results, net, according to information by segments, increased by 1,103%. In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, decreased from 0% during the period ended June 30, 2018 to 4% during the period ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total other operating results, net, measured as a percentage of total revenues, increased from 0% during the period ended June 30, 2018 to 4% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment decreased by 3.5%, from a net loss of ARS 113 million during fiscal year 2018 to a net loss of ARS 117 million during fiscal year 2019, mainly as a result of: (i) an increase in charity charges of ARS 46 millions; partially offset by: (ii) a recovery of litigation costs of ARS 25 million and (iii) an increase in the interest for late payment that is charged to our customers of ARS 34 million. Other operating results, net from this segment as a percentage of the revenues from this segment slightly increased from 1.1% negative during the year ended June 30, 2018 to 1.3% negative during the year ended June 30, 2019.

Offices. Other operating results, net, associated with our Offices segment increased by 76%, from a net loss of ARS 25 million during the year ended June 30, 2018 to a net loss of ARS 44 million during the year ended June 30, 2019, mainly as a consequence of an increase in donations, among other items. Other operating results, net, of this segment, as a percentage of this segment’s revenues, increased from 1.7% negative during the year ended June 30, 2018 to 1.8% negative during the year ended June 30, 2019.

Sales and developments. Other operating results, net, associated with our Sales and Developments segment decreased by 308.1%, from a net profit of ARS 148 million during the year ended June 30, 2018 to a net loss of ARS 308 million during the year ended June 30, 2019, mainly as a result of a provision set up for the plot of land owned by Puerto Retiro S.A., thus generating a negative result of ARS 304 million, compared to the previous year in which a positive result was obtained due to the sale of floors of Intercontinental Building by IRSA Propiedades Comerciales. Other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 45.8% positive during the year ended June 30, 2018 to 25.6% negative during the year ended June 30, 2019.

Hotels. Other operating results, net, associated with the Hotels segment increased 386%, from a net loss of ARS 43 million during the year ended June 30, 2018 to a net profit of ARS 123 million during the year ended June 30, 2019, mainly due to an insurance recovery associated with a boiler-related loss. Other operating results, net, of this segment, as a percentage of this segment's revenues increased from 1.6% negative during the year ended June 30, 2018 to 3.9% positive during the year ended June 30, 2019.

International. Other operating results, net, of this segment increased by 58.1%, from a net loss of ARS 62 million during the year ended June 30, 2018 to a net loss of ARS 26 million during the year ended June 30, 2019, mainly due to lower donations and tax charges.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported fiscal years.

Others. Other operating results, net, associated with the Others segment decreased by 1,038.9%, from a net profit of ARS 36 million during the year ended June 30, 2018 to a net loss of Ps 338 million during the year ended June 30, 2019, mainly due to a negative result generated by the sale of TARS hop S.A. and lower results from Entertainment Holdings S.A. Other net operating results, of this segment, as a percentage of this segment's revenues decreased from 72% positive during the year ended June 30, 2018 to 164.9% negative during the year ended June 30, 2019.

Management fees 2019 vs 2018

We entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 1,568 million during fiscal year 2018. During fiscal year 2019 no results were recognized on this account.

Profit/ (loss) from operations 2019 vs 2018

As a result of the factors described above, total profit / (loss) from operations, according to the income statement, decreased by ARS 61,922 million (196%), from a profit of ARS 31,650 million in the fiscal year ended June 30, 2018 to a loss of ARS 30,272 million in the fiscal year ended June 30, 2019. Such variation was mainly due to a ARS 44 million decrease in the Agricultural Business, from a profit of ARS 3,427 million in the fiscal year ended June 30, 2018 to a profit of ARS 3,383 million in the fiscal year ended June 30, 2019, and a ARS 61,878 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 31 million offset by a decrease in the Operations Center in Argentina of ARS 61,847 million.

Profit / (loss) from operations from our joint ventures increased by ARS 2,178 million (204%), from a loss of ARS 1,070 million in the fiscal year ended June 30, 2018 to a profit of ARS 1,108 million in the fiscal year ended June 30, 2019.

In turn, total profit / (loss) from operations on account of expenses and promotion fund increased by ARS 1,490 million (91%), from a loss of ARS 1,632 million in the fiscal year ended June 30, 2018 to a gain of ARS 142 million in the fiscal year ended June 30, 2019.

Profit / (loss) from operations generated by inter-segment transactions varied by ARS 7 million (233%), from a gain ARS 3 million in the fiscal year ended June 30, 2018 to a loss ARS 4 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total profit/ (loss) from operations decreased by ARS 65,583 million (191%), from ARS 34,349 million in the fiscal year ended June 30, 2018 to a loss ARS 31,234 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 1,619 million decrease in the Agricultural Business and a ARS 63,964 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 31 million, and a decrease in the Operations Center in Argentina of ARS 63,933 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total profit / (loss) from operations decreased by ARS 1,619 million (32%), from ARS 4,990 million in the fiscal year ended June 30, 2018 to ARS 3,371 million in the fiscal year ended June 30, 2019. The Profit / (loss) from operations of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 30% during the period ended June 30, 2018 to 16% during the period ended June 30, 2019.

Agricultural Production. Profit / (loss) from operations of this segment increased by ARS 547 million, from a profit of ARS 1,677 million in fiscal year 2018 to a profit of ARS 2,224 million in fiscal year 2019.

Land Transformation and Sales. Profit / (loss) from operations of this segment decreased by ARS 2,596 million, from a profit of ARS 3,543 million in fiscal year 2018 to a loss of ARS 947 million in fiscal year 2019.

Corporate. Profit / (loss) from operations of this segment decreased by ARS 53 million from a loss of ARS 242 million in fiscal year 2018 to a loss of ARS 295 million in fiscal year 2019.

Others. Profit / (loss) from operations of this segment increased by ARS 483 million from a profit of ARS 12 million in fiscal year 2018 to a profit of ARS 495 million in fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total profit / (loss) from operations decreased by ARS 63,933 million (217%), from ARS 29,443 million in the fiscal year ended June 30, 2018 (out of which ARS 84 million derive from the Operations Center in Israel and ARS 29,443 million from the Operations Center in Argentina) to ARS 34,490 million in the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 34,490 million from the Operations Center in Argentina). Excluding the profit / (loss) from operations of the Operations Center in Israel, profit / (loss) from operations, according to information by segments, decreased by 217%. In addition, total profit / (loss) from operations, measured as a percentage of total revenues, according to information by segments, decreased from 197% during the period ended June 30, 2018 to 214% during the period ended June 30, 2019, mainly as a result of the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total profit / (loss) from operations , measured as a percentage of total revenues, increased from 197% during the period ended June 30, 2018 to 214% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment decreased, from a profit of ARS 14,663 million during fiscal year 2018, to a loss of ARS 37,033 million during fiscal year 2019.

Offices. Profit from operations associated with our Offices segment, decreased by 62.8%, from a profit of ARS 7,183 million during the year ended June 30, 2018 to a profit of ARS 2,673 million during the year ended June 30, 2019. The variation is mainly due to a decrease of ARS 6,047 million from the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of this segment's revenues decreased from 500.2% during the year ended June 30, 2018 to 111% during the year ended June 30, 2019.

Sales and developments. Profit from operations associated with our Sales and Developments segment decreased by 91.5%, from an ARS 7,935 million profit during the year ended June 30, 2018 to an ARS 678 million profit during the year ended June 30, 2019. This decrease is mainly due to a decrease of ARS 7,136 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Sales and Developments segment as a percentage of this segment's revenues decreased from 2,456% during the year ended June 30, 2018 to 56.3% during the year ended June 30, 2019.

Hotels. Profit from operations associated with the Hotels segment showed an increase of 1,149.3%, from a loss of ARS 69 million during the year ended June 30, 2018 to a profit of ARS 724 million during the year ended June 30, 2019. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues, and to the insurance recovery associated with the boiler-related loss in Intercontinental Hotel. Profit from operations of the Hotels segment as a percentage of this segment's revenues increased from 2.6% during the year ended June 30, 2018 to 22.8% during the year ended June 30, 2019.

International. Profit from operations associated with our International segment changed by 31.7%, from a loss of ARS 189 million during the year ended June 30, 2018 to a loss of ARS 129 million during the year ended June 30, 2019. This variation is due to lower donations and tax charges.

Corporate. Profit from operations associated with our Corporate segment decreased by 35%, from a loss of ARS 414 million during the year ended June 30, 2018 to a loss of ARS 559 million during the year ended June 30, 2019, mainly affected by general and administrative expenses.

Others. Profit from operations associated with our Others segment decreased, from a net profit of ARS 334 million during the year ended June 30, 2018 to a net loss of ARS 844 million during the year ended June 30, 2019. This variation is mainly due to an ARS 793 million decrease in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment's revenues decreased from 668% profit during the year ended June 30, 2018 to 411.7% loss during the year ended June 30, 2019.

Operations Center in Israel

Corporate. Profit from operations of the Corporate segment went from a net loss of ARS 84 million during the period ended June 30, 2018 to a net loss of ARS 115 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) the positive outcome of Ma'ariv's trial during the previous period.

Share of profit/ (loss) of associates and joint ventures 2019 vs 2018

The total share of profit/(loss) of associates and joints ventures, according to the income statement, decreased by ARS 4,466 million 137%), from a loss of ARS 3,261 million in the fiscal year ended June 30, 2018 to a loss of ARS 7,727 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 259 million decrease in the Agricultural Business, from a gain of ARS 291 million in the fiscal year ended June 30, 2018 to a profit of ARS 32 million in the fiscal year ended June 30, 2019, and a ARS 4,207 million decrease in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joints ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and; Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and developments segment), decreased by ARS 2,332 million (187%), from a profit of ARS 1,249 million in the fiscal year ended June 30, 2018 to a loss of ARS 1,083 million in the fiscal year ended June 30, 2019.

There are no results on account of expenses and promotion fund corresponding to share of profit/(loss) of associates and joints ventures.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joints ventures decreased by ARS 2,134 million (47%), from ARS 4,510 million in the fiscal year ended June 30, 2018 to ARS 6,644 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 28 million decrease in the Agricultural Business and a ARS 2,106 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joints ventures decreased by ARS 28 million (70%), from ARS 40 million in the fiscal year ended June 30, 2018 to ARS 12 million in the fiscal year ended June 30, 2019.

Agricultural Production. The profit from our interests in associates in this segment rose by 45.2% from a profit of ARS 42 million in fiscal year 2018 to a profit of ARS 61 million in fiscal year 2019, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment decrease by 2,350% from a loss of ARS 2 million in fiscal year 2018 to a loss of ARS 49 million in fiscal year 2019, due to the profit/(loss) from the investment in Agrofy Global.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joints ventures decreased by ARS 2,106 million (46%), from ARS 4,550 million in the fiscal year ended June 30, 2018 to ARS 6,656 million in the fiscal year ended June 30, 2019. Excluding the share of profit/(loss) of associates and joints ventures from the Operations Center in Israel, the share of profit/(loss) of associates and joints ventures, according to information by segments, decreased by 46%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of associates and joint ventures Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices.  In the information by segments, the share of profit / (loss) of associates and joint ventures Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of associates and joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. are exposed consolidated line by line. The result from our participation in our associate Manibil S.A., which is disclosed in this line, decreased by ARS 45 million, from a profit of ARS 5 million during the fiscal year ended June 30, 2018 to a loss of ARS 40 million during the fiscal year ended June 30, 2019.

Hotels. This segment does not show results from the net share of profit / (loss) of associates and joint ventures.

International. The net share of profit / (loss) of associates of this segment increased by 16.9%, from a loss of ARS 4,763 million during the fiscal year ended June 30, 2018 to a loss of ARS 3,960 million during the fiscal year ended June 30, 2019, mainly generated by a negative result from our investment in New Lipstick LLC of ARS 4,007 million.

Others. The net share of profit / (loss) of associates from the Others segment decreased by ARS 1,376.9%, from a profit of ARS 208 million during the fiscal year ended June 30, 2018 to a loss of ARS 2,656 million during the fiscal year ended June 30, 2019, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 2,597 million.

Financial results, net 2019 vs 2018

The Group financial results, net increased by ARS 21,267 million, from a loss of ARS 24,838 million for fiscal year 2018 to a loss of ARS 3,571 million for fiscal year 2019. This was mainly due to: (i) a positive variation of the net exchange difference that went from a loss of ARS 21,086 million during the fiscal year ended June 30, 2018 to a profit of ARS 2,835 million during the fiscal year ended June 30, 2019. This variation lies in the fact that in fiscal year 2019 inflation was higher than devaluation (47% vs. 56%, respectively); (ii) a loss of ARS 6,360 in Israel pertaining to the debt exchange in fiscal year 2018; partially offset by an increase in net interest expense that went from a loss of ARS 21,062 million during the fiscal year ended June 30, 2018 to a loss of ARS 23,569 million during the fiscal year ended June 30, 2019.

Income tax 2019 vs 2018

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 10,195 million during fiscal year 2018, to a loss of ARS 571 million during fiscal year 2019 ARS 2,656 million during the fiscal year ended June 30, 2019, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of out of which a loss of ARS 5,384 million derives from the Agricultural Business and a profit of ARS 4,813 million derives from the Operation Center in Argentina.

Profit for the fiscal year ended June 30, 2019 vs 2018

As a result of the factors described above, our net profit for the year, including the effect of discontinued operations, decreased by ARS 74,932 million from a net profit of ARS 31,087 million in fiscal year 2018 to a net loss of ARS 43,845 million in fiscal year 2019, out of which a loss of ARS 2,281 million derives from the Agricultural Business, a loss of ARS 39,647 million derives from the Operation Center in Argentina and a loss of ARS 1,817 million derives from the Operation Center in Israel.

Results of Operations for the Three Months ended September 30, 2020 compared to the Three Months ended September 30, 2019

The following table shows a summary of the business lines and a reconciliation between the total profit/(loss) from operations based on segment information and profit/(loss) from operations based on the income statement for the three-month period ended September 30, 2020 and 2019.

				Urban Properties and Investment business
	Agricultural business			Operations Center in Argentina			Operations Center in Israel			Subtotal			Total segment information			Joint ventures			Adjustments			Total Statement of Income / Financial Position			Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.
Revenues	8,355	8,777	(422)	1,219	3,613	(2,394)	-	-	-	1,219	3,613	(2,394)	9,574	12,390	(2,816)	(8)	(26)	18	405	909	(504)	(295)	(191)	(104)	9,676	13,082	(3,406)
Costs	(7,141)	(7,520)	379	(651)	(744)	93	-	-	-	(651)	(744)	93	(7,792)	(8,264)	472	14	11	3	(460)	(956)	496	254	119	135	(7,984)	(9,090)	1,106
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	466	196	-	-	-	-	-	-	-	-	-	662	466	196	-	-	-	-	-	-	17	45	(28)	679	511	168
Changes in the net realizable value of agricultural products after harvest	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)
Gross profit / (loss)	2,404	2,254	150	568	2,869	(2,301)	-	-	-	568	2,869	(2,301)	2,972	5,123	(2,151)	6	(15)	21	(55)	(47)	(8)	(24)	(27)	3	2,899	5,034	(2,135)
Net gain from fair value adjustment of investment properties	46	25	21	24,467	12,644	11,823	-	-	-	24,467	12,644	11,823	24,513	12,669	11,844	(837)	(548)	(289)	-	-	-	-	-	-	23,676	12,121	11,555
Gain from disposal of farmlands	81	290	(209)	-	-	-	-	-	-	-	-	-	81	290	(209)	-	-	-	-	-	-	-	-	-	81	290	(209)
General and administrative expenses	(336)	(376)	40	(651)	(648)	(3)	(5)	(28)	23	(656)	(676)	20	(992)	(1,052)	60	1	5	(4)	-	-	-	12	15	(3)	(979)	(1,032)	53
Selling expenses	(773)	(805)	32	(452)	(301)	(151)	-	-	-	(452)	(301)	(151)	(1,225)	(1,106)	(119)	2	5	(3)	-	-	-	10	10	-	(1,213)	(1,091)	(122)
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	288	436	(148)	(25)	(63)	38	-	-	-	(25)	(63)	38	263	373	(110)	1	-	1	9	12	(3)	2	(2)	4	275	383	(108)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(470)	-	(470)	-	-	-	(470)	-	(470)
Profit / (Loss) from operations	1,710	1,824	(114)	23,907	14,501	9,406	(5)	(28)	23	23,902	14,473	9,429	25,612	16,297	9,315	(827)	(553)	(274)	(516)	(35)	(481)	-	(4)	4	24,269	15,705	8,564
Share of (loss) / profit of associates and joint ventures	(12)	108	(120)	(472)	346	(818)	-	-	-	(472)	346	(818)	(484)	454	(938)	618	416	202	-	-	-	-	-	-	134	870	(736)
Segment profit / (loss)	1,698	1,932	(234)	23,435	14,847	8,588	(5)	(28)	23	23,430	14,819	8,611	25,128	16,751	8,377	(209)	(137)	(72)	(516)	(35)	(481)	-	(4)	4	24,403	16,575	7,828

(I)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)
Includes gross profit/ (loss) of ARS (55) and ARS (47) corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of September 30, 2020 and 2019, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the three-month period ended September 30, 2020 and 2019.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.19	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.
Revenues	5,741	6,222	(481)	-	-	-	-	-	-	2,614	2,555	59	8,355	8,777	(422)
Costs	(4,923)	(5,431)	508	(8)	(7)	(1)	-	-	-	(2,210)	(2,082)	(128)	(7,141)	(7,520)	379
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	453	209	-	-	-	-	-	-	-	13	(13)	662	466	196
Changes in the net realizable value of agricultural products after harvest	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)
Gross profit / (loss)	2,008	1,775	233	(8)	(7)	(1)	-	-	-	404	486	(82)	2,404	2,254	150
Net gain from fair value adjustment of investment properties	-	-	-	46	25	21	-	-	-	-	-	-	46	25	21
Gain from disposal of farmlands	-	-	-	81	290	(209)	-	-	-	-	-	-	81	290	(209)
General and administrative expenses	(206)	(249)	43	(1)	(1)	-	(57)	(51)	(6)	(72)	(75)	3	(336)	(376)	40
Selling expenses	(534)	(591)	57	-	-	-	-	-	-	(239)	(214)	(25)	(773)	(805)	32
Other operating results, net	(1,097)	172	(1,269)	1,320	211	1,109	-	-	-	65	53	12	288	436	(148)
Profit / (Loss) from operations	171	1,107	(936)	1,438	518	920	(57)	(51)	(6)	158	250	(92)	1,710	1,824	(114)
Share of profit of associates and joint ventures	(7)	17	(24)	-	-	-	-	-	-	(5)	91	(96)	(12)	108	(120)
Segment profit / (loss)	164	1,124	(960)	1,438	518	920	(57)	(51)	(6)	153	341	(188)	1,698	1,932	(234)

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the three-month period ended September 30, 2020 and 2019.

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.
Revenues	367	2,086	(1,719)	542	698	(156)	39	84	(45)	6	702	(696)	263	3	260	-	-	-	2	40	(38)	1,219	3,613	(2,394)
Costs	(134)	(180)	46	(46)	(38)	(8)	(97)	(57)	(40)	(128)	(431)	303	(221)	(4)	(217)	-	-	-	(25)	(34)	9	(651)	(744)	93
Gross profit / (loss)	233	1,906	(1,673)	496	660	(164)	(58)	27	(85)	(122)	271	(393)	42	(1)	43	-	-	-	(23)	6	(29)	568	2,869	(2,301)
Net gain from fair value adjustment of investment properties	1,178	602	576	12,653	6,591	6,062	10,096	5,153	4,943	-	-	-	2	-	2	-	-	-	538	298	240	24,467	12,644	11,823
General and administrative expenses	(328)	(256)	(72)	(88)	(54)	(34)	(66)	(66)	-	(57)	(107)	50	(17)	(41)	24	(74)	(88)	14	(21)	(36)	15	(651)	(648)	(3)
Selling expenses	(73)	(141)	68	(38)	(29)	(9)	(305)	(53)	(252)	(19)	(77)	58	(16)	-	(16)	-	-	-	(1)	(1)	-	(452)	(301)	(151)
Other operating results, net	(24)	(27)	3	(1)	(5)	4	(6)	(16)	10	8	(4)	12	-	(1)	1	-	-	-	(2)	(10)	8	(25)	(63)	38
Profit / (Loss) from operations	986	2,084	(1,098)	13,022	7,163	5,859	9,661	5,045	4,616	(190)	83	(273)	11	(43)	54	(74)	(88)	14	491	257	234	23,907	14,501	9,406
Share of profit of associates and joint ventures	-	-	-	-	-	-	(7)	1	(8)	-	-	-	(387)	(228)	(159)	-	-	-	(78)	573	(651)	(472)	346	(818)
Segment profit / (loss)	986	2,084	(1,098)	13,022	7,163	5,859	9,654	5,046	4,608	(190)	83	(273)	(376)	(271)	(105)	(74)	(88)	14	413	830	(417)	23,435	14,847	8,588

Operations Center in Israel

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Israel for the three-month period ended September 30, 2020 and 2019.

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.
Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit / (loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23
Selling expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23

Results of operations for the three-month period ended September 30, 2020 and 2019.

Revenues 2020 vs. 2019

Total revenues, according to the income statement, increased by ARS 3,406 million (26.0%), from ARS 13,082 million in the three-month period ended September 30, 2019 to ARS 9,676 million in the three-month period ended September 30, 2020. Such decrease was mainly due to a ARS 532 million decrease in the Agricultural Business, which went from ARS 8,601 million in the three-month period ended September 30, 2019 to ARS 8,069 million in the three-month period ended September 30, 2020, and a ARS 2,874 million decrease in the Urban Properties and Investment Business.

Total revenues from joint ventures increased by ARS 18 million (69.2%), from a loss of ARS 26 million in the three-month period ended September 30, 2019 to a loss of ARS 8 million in the three-month period ended September 30, 2020.

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 504 million (55.4%), from ARS 909 million in the three-month period ended September 30, 2019 to ARS 405 million in the three-month period ended September 30, 2020.

Revenues from inter-segment transactions varied by ARS 104 million (54.5%), from ARS 191 million in the three-month period ended September 30, 2019 to ARS 295 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues decreased by ARS 2,816 million (22.7%), from ARS 12,390 million in the three-month period ended September 30, 2019 to ARS 9,574 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 422 million decrease in the Agricultural Business and a ARS 2,394 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 422 million (4.8%), from ARS 8,777 million in the three-month period ended September 30, 2019 to ARS 8,355 million in the three-month period ended September 30, 2020.

Agricultural Production. Revenues from the Agricultural Production segment decrease by 7.7% from ARS 6,222 million during the three-month period ended September 30, 2019 to ARS 5,741 million during the three-month period ended September 30, 2020. Such increase is mainly attributable to:

●
An ARS 333 million decrease in revenues from crop sales, resulting from a 10.2% decrease in the average price of crops sold, from ARS 13,986 per ton in period ended September 30, 2019 to ARS 12,557 per ton in period ended September 30, 2020, offset by an increase of 5,896 tons in the volume of crops sold in period ended September 30, 2020 as compared to the previous period.

●
An ARS 288 million decrease in revenues from sugarcane sales, resulting from an increase of 18,266 tons (2%) in the volume of sugarcane sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 15% decrease in the average price of sugarcane sold, from ARS 1,649 per ton in period ended September 30, 2019 to ARS 1,401 per ton in period ended September 30, 2020, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
An ARS 160 million increase in revenues from cattle sales, primarily attributable to a 21% rise in tons of cattle sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 11% decrease in the average price of cattle; and

●
An ARS 20 million decrease in revenues from leases and services attributable to: (i) an increase of ARS 2 million (6%) in revenues from leases mainly caused by an increase in the hectares leased to third parties in Brazil and their value (due to the increase in the price of soybeans); and (ii) a ARS 22 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 2.3% from ARS 2,555 million during the three-month period ended September 30, 2019 to ARS 2,614 million during the three-month period ended September 30, 2020. Such increase is mainly attributable to:

●
An ARS 40 million decrease in revenues from agro-industrial activities, due to a lower volume sold in the local market, and their lower average sales prices, which is partially offset by an increase in the volume of sales to the foreign market (approx. a rise of 18%), but a lower average prices compared to the previous period, due to the low values of the Chinese market, and the lower Hilton and Kosher volume operated.

●
An ARS 99 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop trading transactions, partially offset by lower price differences obtained in consignment sales in the current period (an extraordinary result was generated in the previous period due the high volatility of the exchange rate).

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 2,394 million (66.3%), from ARS 3,613 million in the three-month period ended September 30, 2019 to ARS 1,219 million in the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 82.4% from ARS 2,086 million during the three-month period ended September 30, 2019 to ARS 367 million during the three-month period ended September 30, 2020. Such fall is mainly attributable to: (i) a ARS 926 million decrease in revenues from permanent and variable leases as a result of a decrease of 79.4% in total sales of our lessees, which increased from ARS 25,113 million during the period 2019 to S $ 5,174 million during 2020. With respect to the immediately preceding quarter, an increase of 207% is observed in real terms due to the reopening of some of the company’s shopping malls that were operating as of September 30, 2020; (ii) a decrease in revenues from contingent rent of ARS 437 million; (iii) a decrease of ARS 118 million in revenues from parking fees; (iv) a decrease of ARS 114 million in income from admission fees; and (v) a decrease of ARS 72 million in averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 22.3% from ARS 698 million during the three-month period ended September 30, 2019 to ARS 542 million during the three-month period ended September 30, 2020. The variation is mainly attributable to a 22.6% increase in revenues from leases from ARS 691 million during the three-month period ended September 30, 2020 to ARS 535 million during the three-month period ended September 30, 2020, mainly as a result of due to the sale of the Bouchard building and the sale of the apartments in the Boston Tower building during the quarter ended September 30, 2020.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 53.6% decrease, from ARS 84 million during the three-month period ended September 30, 2019 to ARS 39 million during the three-month period ended September 30, 2020. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 99.1% from ARS 702 million during the three-month period ended September 30, 2019 to ARS 6 million during the three-month period ended September 30, 2020, mainly due to the fact that revenues were significantly affected by a decline in the activity due to the outbreak of the COVID-19 pandemic.

International. Revenues from our International segment increased by ARS 260 million, from ARS 3 million during the three-month period ended September 30, 2019 to ARS 263 million during the three-month period ended September 30, 2020, due to the sale of the Stowe house at price of USD 3.45 million, generating a profit of USD 0.3 million.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 95.0% from ARS 40 million during the three-month period ended September 30, 2019 to ARS 2 million during the three-month period ended September 30, 2020, mainly due to a decrease in revenues from La Arena and LA RURAL S.A. – OFC S.R.L. – OGDEN S.A. – ENTRETENIMIENTO UNIVERSAL S.A. – Unión Transitoria – (administrator of the Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires), as a consequence of the COVID-19 pandemic.

Costs 2020 vs. 2019

Total costs, according to the income statement, decreased by ARS 1,106 million (12.2%), from ARS 9,090 million in the three-month period ended September 30, 2019 to ARS 7,984 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 514 million decrease in the Agricultural Business, from ARS 7,401 million in the three-month period ended September 30, 2019 to ARS 6,887 million in the three-month period ended September 30, 2020, and a ARS 592 million decrease in the Urban Properties and Investment Business.

Costs from our joint ventures increased by ARS 3 million (27.3%), from a profit of ARS 11 million in the three-month period ended September 30, 2019 to a profit of ARS 14 million in the three-month period ended September 30, 2020.

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 496 million (51.9%), from ARS 956 million in the three-month period ended September 30, 2019 to ARS 460 million in the three-month period ended September 30, 2020.

Costs from inter-segment transactions varied by ARS 135 million (113.4%), from ARS 119 million in the three-month period ended September 30, 2019 to ARS 254 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs decreased by ARS 472 million (5.7%), from ARS 8,264 million in the three-month period ended September 30, 2019 to ARS 7,792 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 379 million decrease in the Agricultural Business and a ARS 93 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 379 million (5.0%), from ARS 7,520 million in the three-month period ended September 30, 2019 to ARS 7,141 million in the three-month period ended September 30, 2020. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 85.7% during the three-month period ended September 30, 2019 to 85.5% during the three-month period ended September 30, 2020.

Agricultural Production. The costs of the Agricultural Production segment decreased by 9.4% from ARS 5,431 million during the three-month period ended September 30, 2019 to ARS 4,923 million during the three-month period ended September 30, 2020, primarily as a consequence of:

●
An ARS 241 million decrease in costs of crop sales, mainly resulting from an 9% decrease in the average cost per ton of crops sold in the three-month period ended September 30, 2020, from ARS 11,662 million in the three-month period ended September 30, 2019 to ARS 10,590 million in the three-month period ended September 30, 2020; offset by an increase of 5,896 tons in the volume of crops sold in the three-month period ended September 30, 2020 as compared to the previous period.

●
An ARS 409 million decrease in the costs of sugarcane sales, mainly as a result of an decrease of 18,266 tons (2%) in the volume of sugarcane sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 23% decrease in the average cost of sugarcane per ton sold in the period, from ARS 1,623 per ton in the three-month period ended September 30, 2019 to ARS 1,258 per ton in the three-month period ended September 30, 2020;

●
An ARS 109 million increase in the costs of cattle sales, mainly as a result of the additional 987 tons of cattle sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 6% rise in the average cost of cattle sold; and

●
An ARS 33 million increase in costs of leases and services, mainly attributable to an ARS 19 million increase in the Feedlot service cost and an ARS 52 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 87.3% during the three-month period ended September 30, 2019 to 85.8% during the three-month period ended September 30, 2020.

Land transformation and sales. The costs of the Land transformation and sales segment increased by 14.3% from ARS 7 million during the three-month period ended September 30, 2019 to ARS 8 million during the three-month period ended September 30, 2020.

Others. The costs of the Others segment increased by 6.1% from ARS 2,082 million during the three-month period ended September 30, 2019 to ARS 2,210 million during the three-month period ended September 30, 2020, mainly as a result of:

●
An ARS 15 million decrease in agro-industrial costs, mostly driven by a drop in the cuttle volume.

●
An ARS 143 million increase in other segments, mainly triggered by the sale of supplies and the highest volume of tons traded in grain exchange operations.

The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 81.5% during the three-month period ended September 30, 2019 to 84.5% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 93 million (12.5%), from ARS 744 million in the three-month period ended September 30, 2019 to ARS 651 million in the three-month period ended September 30, 2020. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 20.6% during the three-month period ended September 30, 2019 to 53.4% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 25.6%, from ARS 180 million during the three-month period ended September 30, 2019 to ARS 134 million during the three-month period ended September 30, 2020, mainly due to: (i) a decrease in leases and building administration expenses of ARS 36 million; and (ii) a decrease rent and expenses of ARS 13 and (iii) a decrease in fees and compensation for services of ARS 4 million, partially offset by (iv) an increase of ARS 7 million in salaries, social security costs and other personnel. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 8.6% during the three-month period ended September 30, 2019 to 36.5% during the three-month period ended September 30, 2020.

Offices. Costs associated with the Offices segment increased by 21.1%, from ARS 38 million during the three-month period ended September 30, 2019 to ARS 46 million during the three-month period ended September 30, 2020, mainly due to (i) an increase of ARS 7 million in salaries, social security costs and other personnel (ii) an increase in amortization and depreciation of ARS 3 million; and (iii) a decrease in maintenance expenses of ARS 3 million, offset by (iv) a decrease in leases and building administration expenses of ARS 7 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, increased from 5.4% during the three-month period ended September 30, 2019 to 8.5% during the three-month period ended September 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 70.2% increase from ARS 57 million during the three-month period ended September 30, 2019 to ARS 97 million during the three-month period ended September 30, 2020, mainly due to higher costs of goods and services sold related to Catalinas of ARS 43 million. Costs associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 67.9% during the three-month period ended September 30, 2019 to 248.7% during the three-month period ended September 30, 2020.

Hotels. Costs associated with the Hotels segment decreased by 70.3%, from ARS 431 million during the three-month period ended September 30, 2019 to ARS 128 million during the three-month period ended September 30, 2020, mainly as a result of (i) a ARS 136 million decrease in the costs of salaries, social security and other personnel expenses; (ii) a ARS 81 million decrease in maintenance, repairs and services; (iii) a ARS 41 million decrease in food, beverages and other hotel expenses, and (iv) a ARS 20 million decrease in fees and compensation for services. Costs associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.4% during the three-month period ended September 30, 2019 to 2,133.3% during the three-month period ended September 30, 2020.

International. Costs associated with the International segment increased 5,425%, amounting to ARS 221 million during the three-month period ended September 30, 2020 and ARS 4 million during the three-month period ended September 30, 2019, mainly due to an increase in the cost of sales of properties of ARS 219 million related to the sale of the Stowe house. Costs associated with the International segment, measured as a percentage of revenues from this segment, decreased from 133.3% during the three-month period ended September 30, 2019 to 84.0% during the three-month period ended September 30, 2020.

Corporate. Costs associated with the Corporate segment did not vary in the reported periods.

Others. Costs associated with the Others segment decreased by 26.5%, from ARS 34 million during the three-month period ended September 30, 2019 to ARS 25 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a ARS 5 million decrease in the costs of salaries, social security and other personnel expenses and, (ii) a ARS 4 million decrease in maintenance charges.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2020 vs. 2019

The profit/ (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 168 million (32.9%), from ARS 511 million in the three-month period ended September 30, 2019 to ARS 679 million in the three-month period ended September 30, 2020.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 28 million (62.2%), from ARS 45 million in the three-month period ended September 30, 2019 to ARS 17 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 196 million (42.1%), from ARS 466 million in the three-month period ended September 30, 2019 to ARS 662 million in the three-month period ended September 30, 2020.

Such variation was mainly as a result of:

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Profits from cattle production of ARS 87 million, mainly generated by Brazil due the fact that cattle prices rise during this period, and in Argentina due the fact that prices of the present period had a better performance against inflation, thus generating a positive variation both in holding profit / (loss) which was partially offset by the 10% decrease in production in the current period compared to the previous one due to the reduction in the stock in the present period;

●
An increase in profit/(loss) from crop production of ARS 287 million, mainly in Brazil, due to corn, due to a larger planted area, better yields and prices;

●
A decrease in profit/ (loss) from sugarcane production of ARS 166 million, mainly in Brazil, as a result of to higher production costs and less planted area, due to better yields and prices; and

●
A decrease in profits from the agro-industrial activity of ARS 12 million due to not maintaining stock in the present period.

Changes in the net realizable value of agricultural produce after harvest 2020 vs. 2019

Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, decreased by ARS 3 million (0.6%), from ARS 531 million in the three-month period ended September 30, 2019 to a profit of ARS 528 million in the three-month period ended September 30, 2020.

This variation is mainly originated in Brazil, due to better prices in the present period, in corn and soybeans, offset by a lower profit in Argentina, generated by soybeans, due to the higher stock that the previous period showed (18-19 season), which is partially offset by a gain in corn, due to the fact that the price performance exceeded inflation in the current period.

Gross profit 2020 vs. 2019

As a result of the above mentioned factors, total gross profit, according to the income statement, decreased by ARS 2,135 million (42.4%), from ARS 5,034 million in the three-month period ended September 30, 2019 to ARS 2,899 million in the three-month period ended September 30, 2020. This was mainly due to the ARS 147 million increase in the Agricultural Business, from ARS 2,242 million in the three-month period ended September 30, 2019 to ARS 2,389 million in the three-month period ended September 30, 2020, and a ARS 2,282 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to a decrease in the Operations Center in Argentina of ARS 2,282 million.

Gross (profit) / loss from our joint ventures increased by ARS 21 million (140.0%), from a loss of ARS 15 million in the three-month period ended September 30, 2019 to a gain of ARS 6 million in the three-month period ended September 30, 2020.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund decreased by ARS 8 million (17.0%), from a loss of ARS 47 million in the three-month period ended September 30, 2019 to a loss of ARS 55 million in the three-month period ended September 30, 2020.

Gross profit / (loss) generated by inter-segment transactions varied by ARS 3 million (11.1%), from ARS 27 million in the three-month period ended September 30, 2019 to ARS 24 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits decreased by ARS 2,151 million (42.0%), from ARS 5,123 million in the three-month period ended September 30, 2019 to ARS 2,972 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 150 million increase in the Agricultural Business and a ARS 2,301 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation was generated by a decrease in the Operations Center in Argentina of ARS 2,301 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rise by ARS 150 million (6.7%), from ARS 2,254 million in the three-month period ended September 30, 2019 to ARS 2,404 million in the three-month period ended September 30, 2020. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 25.7% during the three-month period ended September 30, 2019 to 28.8% during the three-month period ended September 30, 2020.

Agricultural Production. Gross profit from this segment increased by 13.1% from ARS 1,775 million in the three-month period ended September 30, 2019 to ARS 2,008 million in the three-month period ended September 30, 2020.

Land Transformation and Sales. Gross profit from this segment decreased by 14.3% from ARS 7 million in the three-month period ended September 30, 2019 to ARS 8 million in the three-month period ended September 30, 2020.

Others. Gross profit from this segment decreased by 16.9% from ARS 486 million in the three-month period ended September 30, 2019 to ARS 404 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit decreased by ARS 2,301 million (80.2%), from ARS 2,869 million in the three-month period ended September 30, 2019 to ARS 568 million in the three-month period ended September 30, 2020 In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 79.4% during the three-month period ended September 30, 2019 to 46.6% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 87.8%, from ARS 1,906 million during the three-month period ended September 30, 2019 to ARS 233 million during the three-month period ended September 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 91.4% during the three-month period ended September 30, 2019 to 63.5% during the three-month period ended September 30, 2020.

Offices. Gross profit from the Offices segment decreased by 24.8%, from ARS 660 million during the three-month period ended September 30, 2019 to ARS 496 million during the three-month period ended September 30, 2020. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 94.6% during the three-month period ended September 30, 2019 to 91.5% during the three-month period ended September 30, 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 314.8%, from ARS 27 million during the three-month period ended September 30, 2019 to ARS 58 million during the three-month period ended September 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 32.1% during the three-month period ended September 30, 2019 to (148.7%) during the three-month period ended September 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 145.0% from ARS 271 million during the three-month period ended September 30, 2019 to ARS 122 million during the three-month period ended September 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 38.6% during the three-month period ended September 30, 2019 to (2,033.3%) during the three-month period ended September 30, 2020.

International. Gross profit from the International segment increased by 4,300.0%, recording a gross loss of ARS 1 million during the three-month period ended September 30, 2019 and a gross profit of ARS 42 million during the three-month period ended September 30, 2020. Gross (profit) / loss from the International segment, measured as a percentage of revenues from this segment, decreased from a (33.3%) profit during the three-month period ended September 30, 2019 to a 16.0% loss during the three-month period ended September 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit from the Others segment decreased by 483.3% from a profit of ARS 6 million during the three-month period ended September 30, 2019 to a loss of ARS 23 million during the three-month period ended September 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from a 15.0% profit during the three-month period ended September 30, 2019 to a (1,150.0%) loss during the three-month period ended September 30, 2020.

Net gain (loss) from changes in the fair value of investment properties 2020 vs. 2019

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, increased by ARS 11,555 million (95.3%), from a gain of ARS 12,121 million in the three-month period ended September 30, 2019 to a gain of ARS 23,676 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 21 million increase in the Agricultural Business, from a gain of ARS 25 million in the three-month period ended September 30, 2019 to a gain of ARS 46 million in the three-month period ended September 30, 2020, and a ARS 11,534 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an ARS 11,534 million increase in the Operations Center in Argentina.

The gain (loss) from changes in the fair value of investment properties from our joint ventures decreased by ARS 289 million (52.7%), from a gain of ARS 548 million in the three-month period ended September 30, 2019 to a loss of ARS 837 million in the three-month period ended September 30, 2020.

There is no gain / (loss) from building administration expenses and promotion fund in relation to the changes in the fair value of investment properties.

There is no gain / (loss) from inter-segment transactions in relation to the changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties increased by ARS 11,844 million (93.5%), from a gain of ARS 12,669 million in the three-month period ended September 30, 2019 to a gain of ARS 24,513 million in the three-month period ended September 30, 2020. Such variation was mainly due to an ARS 21 million increase in the Agricultural Business and an ARS 11,823 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation derives from an increase in the Operations Center in Argentina of ARS 11,823 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 21 million (84.0%), from ARS 25 million in the three-month period ended September 30, 2019 to ARS 46 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties varies in ARS 11,823 million (93.5%), from ARS 12,644 million in the three-month period ended September 30, 2019 to ARS 24,467 million in the three-month period ended September 30, 2020.

Operations Center in Argentina

The net result from changes in fair value of investment properties for the period ended September 30, 2020, according to information by segment, was a gain of ARS 24,467 million (a gain of ARS 1,178 million from our segment Shopping Malls; a gain of ARS 12,653 million from the Offices segment; a gain of ARS 10,096 million from the Sales and Developments segment; a gain of ARS 2 million from the International segment and a gain of ARS 538 million from the Others segment).

The net impact of prices in pesos of our properties was primarily a consequence of the changes in the macroeconomic conditions: (i) a decrease in the estimated GDP growth rate in Argentina for 2020 remained in order of -11.5%, (ii) between June 2019 and June 2020, the Argentine Peso depreciated 8% against the U.S. Dollar (from ARS 70.26 per USD1 to ARS 75.98 per USD1), which mainly generated a reduction in the estimated cash flow in U.S. Dollars from our Shopping Malls segment.

The Argentine office market is a liquid market, in which a significant number of counterparties participate and frequently carry out purchase and sale transactions. This situation shows sales prices that are relevant and representative in the market. In addition, lease agreements are denominated in dollars for an average 3-year term, thus generating a stable dollar-denominated cash flow from this business. In this sense, the “market approach” method (value of comparable assets in the market) is used to assess the fair value of the Offices and Others segments, the value per square meter being the most representative metrics.

Since September 2019, the real estate market started to show certain changes in its operations as a result of the implementation of regulations in the foreign exchange market. Consequently, the most probable scenario is that any sale of office buildings / land reserves be paid in pesos at an implied exchange rate higher than the official rate, which is shown in the transactions carried out by the Company before and after the end of these financial statements. Therefore, the Company has valued its offices buildings and land reservations in pesos at the end of the year on the basis of the above-described situation, which derives in a gain compared to previously booked values.

Gain from disposal of farmlands 2020 vs. 2019

The total gain from disposal of farmlands, according to the income statement, decreased by ARS 209 million (72.1%), from ARS 290 million in the three-month period ended September 30, 2019 to ARS 81 million in the three-month period ended September 30, 2020.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands decreased by ARS 209 million (72.1%), from ARS 290 million in the three-month period ended September 30, 2019 to ARS 81 million in the three-month period ended September 30, 2020.

Period ended September 30, 2020

●
The Group, through its subsidiary Brasilagro, concluded the sale of 2,160 hectares (1,714 useful hectares) of the Bananal Establishment (Magalhães municipality - BA). The establishment was in Asset Groups held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the Purchase Agreement were fully met on July 31, 2020 after receipt of BRL 5.5 million (equivalent to ARS 85 million). The nominal value of the sale is BRL 28 million (equivalent to ARS 396 million), of which the Company has already received BRL 7.5 million (equivalent to ARS 113 million). For this operation, they will not recognize results since the asset was recorded at its fair value.

Period ended September 30, 2019

●
The Group, through its subsidiary BrasilAgro, entered into a purchase-sale agreement for 2,160 hectares (1,714 arable hectares) of the Jatobá Establishment, a rural property located in the city of Jaborandi – BA. The sales price was 302 soybean bags per arable hectare or ARS 394 million. On September 2, 2019, the buyer paid the first installment consisting in 38,000 soybean bags in the amount of ARS 45 million. The balance will be paid in six annual installments. Delivery of possession and the gain of the transaction was recognized on September 30, 2019, amounting to approximately ARS 272 million.

General and administrative expenses 2020 vs. 2019

Total general and administrative expenses, according to the income statement, decreased by ARS 53 million (5.1%), from ARS 1,032 million in the three-month period ended September 30, 2019 to ARS 979 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 38 million decrease in the Agricultural Business, from ARS 371 million in the three-month period ended September 30, 2019 to ARS 333 million in the three-month period ended September 30, 2020, and a ARS 15 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an decrease in the Operations Center in Israel of ARS 23 million, offset by a increase in the Operations Center in Argentina of ARS 8 million.

General and administrative expenses from our joint ventures decreased by ARS 4 million (80.0%), from ARS 5 million in the three-month period ended September 30, 2019 to ARS 1 million in the three-month period ended September 30, 2020.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions decreased by ARS 3 million (20.0%), from ARS 15 million in the three-month period ended September 30, 2019 to ARS 12 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses decreased by ARS 60 million (5.7%), from ARS 1,052 million in the three-month period ended September 30, 2019 to ARS 992 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 40 million decrease in the Agricultural Business and an ARS 20 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 23 million, offset by a decrease in the Operations Center in Argentina of ARS 3 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 40 million (10.6%), from ARS 376 million in the three-month period ended September 30, 2019 to ARS 336 million in the three-month period ended September 30, 2020. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 4.3% during the three-month period ended September 30, 2019 to 4.0% during the three-month period ended September 30, 2020.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 17.3%, from ARS 249 million in the three-month period ended September 30, 2019 to ARS 206 million in the three-month period ended September 30, 2020, mainly caused by the increase of ARS 5 million in expenses related to grain operations; the decrease of ARS 35 million in expenses related to the sugarcane operation; the decrease of ARS 3 million in expenses related to the finance operations; and the decrease of ARS 10 million in expenses associated with the activity of rentals and agricultural services. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 4.0% during the three-month period ended September 30, 2019 to 3.6% during the three-month period ended September 30, 2020.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained stable at ARS 1 million in the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with the Corporate segment increased by 11.8%, from ARS 51 million during the three-month period ended September 30, 2019 to ARS 57 million during the three-month period ended September 30, 2020.

Others. General and administrative expenses associated with the Others segment decreased by 4.0%, from ARS 75 million during the three-month period ended September 30, 2019 to ARS 72 million during the three-month period ended September 30, 2020. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 2.9% during the three-month period ended September 30, 2019 to 2.8% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 20 million (3.0%), from ARS 676 million in the three-month period ended September 30, 2019 to ARS 656 million in the three-month period ended September 30, 2020. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased from 18.7% during the three-month period ended September 30, 2019 to 53.8% during the three-month period ended September 30, 2020

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 28.1%, from ARS 256 million during the three-month period ended September 30, 2019 to ARS 328 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an increase in fees payable to directors of ARS 110 million, (ii) an ARS 3 million increase in amortization and depreciation; and (iii) an ARS 10 million decrease in                    , and (iv) a decrease in bank expenses. Administrative expenses of the Shopping Malls segment, as a percentage of revenues of this segment, increased from 12.3% during the three-month period ended September 30, 2019 to 89.4% during the three-month period ended September 30, 2020.

Offices. General and administrative expenses of our Offices segment increased 63.0%, from ARS 54 million during the three-month period ended September 30, 2019 to ARS 88 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a ARS 7 million increase in directors fees; (ii) an ARS 5 million increase in salaries, social security costs and other personnel administrative expenses. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, increased from 7.7% during the three-month period ended September 30, 2019 to 16.2% during the three-month period ended September 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment remaining at ARS 66 million during the three-month period ended September 30, 2019 and during the three-month period ended September 30, 2020. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 78.6% during the three-month period ended September 30, 2019 to 169.2% during the three-month period ended September 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 46.7%, from ARS 107 million during the three-month period ended September 30, 2019, to ARS 57 million during the three-month period ended September 30 September 2020, mainly as a result of: (i) a decrease of ARS 26 million in salaries, social security contributions and other personnel expenses; (ii) a decrease of ARS 10 million in maintenance, security, cleaning and repairs and the like; (iii) a decrease of ARS 8 million in fees and compensation for services; and (iv) a decrease of ARS 5 million in taxes, fees and contributions. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment’s revenues increased from 15.2% during the three-month period ended September 30, 2019, to 950.0% during the three-month period. months ended September 30, 2020.

International. General and administrative expenses associated with our International segment decreased by 58.5% from ARS 41 million during the three-month period ended September 30, 2019, to ARS 17 million during the three-month period ended September 30 September 2020, mainly as a result of a lower charge in salaries, social charges and other personnel expenses of ARS 25 million.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 15.9%, from ARS 88 million during the three-month period ended September 30, 2019 to ARS 74 million during the three-month period ended September 30, 2020, mainly as a result of (i) a decrease in salaries, social charges and other personnel expenses of ARS 10 million; and (ii) a lower charge in traveling, transportation and stationery of ARS 6 million.

Others. General and administrative expenses associated with our Others segment decreased by41.7% from ARS 36 million during the three-month period ended September 30, 2019 to ARS 21 million during the three-month period ended September 30, 2020, mainly due to: (i) a decrease of ARS 12 million in maintenance, repairs and services; and (ii) a decrease of ARS 5 million in fees and compensation for services.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment decreased from ARS 28 million during the three-month period ended September 30, 2019 to ARS 5 million during the three-month period ended September 30, 2020. Such variation was due to a decrease in fees and compensation for services.

Selling expenses 2020 vs 2019

Total selling expenses, according to the income statement, increased by ARS 122 million (11.2%), from ARS 1,091 million in the three-month period ended September 30, 2019 to ARS 1,213 million in the three-month period ended September 30, 2020. This was primarily due to an ARS 32 million decrease in the Agricultural Business, from ARS 795 million in the three-month period ended September 30, 2019 to ARS 763 million in the three-month period ended September 30, 2020, and an ARS 154 million increase in the Urban Properties and Investment Business.

Selling expenses from our joint ventures decreased by ARS 3 million (60.0%), from ARS 5 million in the three-month period ended September 30, 2019 to ARS 2 million in the three-month period ended September 30, 2020.

Selling expenses generated by inter-segment transactions remained the same at ARS 10 million in the three-month period ended September 30, 2020 and 2019.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 119 million (10.8%), from ARS 1,106 million in the three-month period ended September 30, 2019 to ARS 1,225 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 32 million decrease in the Agricultural Business and an ARS 151 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 32 million (4.0%), from ARS 805 million in the three-month period ended September 30, 2019 to ARS 773 million in the three-month period ended September 30, 2020. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 9.2% during the three-month period ended September 30, 2019 to 9.3% during the three-month period ended September 30, 2020.

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 9.6% from ARS 591 million in the three-month period ended September 30, 2019 to ARS 534 million in the three-month period ended September 30, 2020, mainly as a result of an ARS 93 million decrease in selling expenses related to grain trading, an ARS 41 million increase in expenses for sugarcane operations, an ARS 2 million decrease in selling expenses for cattle and an ARS 3 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 9.5% during the three-month period ended September 30, 2019 to 9.3% during the three-month period ended September 30, 2020.

Others. Selling expenses from the Others segment increased by 11.7% from ARS 214 million in the three-month period ended September 30, 2019 to ARS 239 million in the three-month period ended September 30, 2020, mainly as a consequence of an ARS 39 million increase in selling expenses associated with the agro-industrial business and an ARS 14 million decrease in the selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 8.4% during the three-month period ended September 30, 2019 to 9.1% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 151 million (50.2%), from ARS 301 million in the three-month period ended September 30, 2019 to ARS 452 million in the three-month period ended September 30, 2020 In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, decreased from 8.3% during the period ended June 30, 2019 to 37.1% during the period ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 48.2%, from ARS 141 million during the three-month period ended September 30, 2019 to ARS 73 million during the fiscal year ended 2020, mainly as a result of: (i) an increase in the charge for taxes, rates and levies of ARS 53 million; (ii) a decrease in the charge for publicity, advertising and other commercial expenses of ARS 7 million; and (iii) a decrease in fees and compensation for services of ARS 4 million. Selling expenses, measured as a percentage of revenues from this Shopping Malls segment, increased from 6.8% during period ended September 30, 2019 to 19.9% during period ended September 30, 2020.

Offices. Selling expenses associated with our Offices segment increased by 31.0% from ARS 29 million during the three-month period ended September 30, 2019 to ARS 38 million during the three-month period ended September 30, 2020. Such variation was mainly generated as a result of: (i) an increase in the charge for taxes, rates and levies of ARS 12 million (ii) an ARS 3 million decrease in the charge for doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 4.2% during the three-month period ended September 30, 2019 to 7.0% during the three-month period ended September 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 475.5% from ARS 53 million during period ended September 30, 2019 to ARS 305 million during the three-month period ended September 30, 2020. Such variation was mainly generated as a result of (i) an ARS 139 million increase in taxes, rates and levies; (ii) an ARS 115 million increase in fees and compensation for services, offset by: (iii) an ARS 8 million decrease in the charge for publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 63.1% during the three-month period ended September 30, 2019 to 782.1% during the three-month period ended September 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 75.3% from ARS 77 million during the three-month period ended September 30, 2019 to ARS 19 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 31 million decrease in the charge for taxes, rates and levies; (ii) an ARS 8 million decrease in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 11.0% during the three-month period ended September 30, 2019 to 316.7% during the three-month period ended September 30, 2020.

International. Selling expenses associated with the International segment increased by 100.0%, from ARS 0 million during the three-month period ended September 30, 2019 to ARS 16 million during the three-month period ended September 30, 2020 in concept of fees and compensation for services.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both periods.

Others. Selling expenses associated with our Others segment remained unchanged in both periods. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 2.5% during the three-month period ended September 30, 2019 to 50.0% during the three-month period ended September 30, 2020.

Other operating results, net 2020 vs 2019

Total other operating results, net, according to the income statement, decreased by ARS 108 million (28.2%), from a gain of ARS 383 million in the three-month period ended September 30, 2019 to a gain of ARS 275 million in the three-month period ended September 30, 2020. This is mainly due to an ARS 144 million increase in the Agricultural Business, from a gain of ARS 437 million in the three-month period ended September 30, 2019 to a gain of ARS 293 million in the period ended September 30, 2020, and an ARS 36 million decrease in the Urban Properties and Investment Business.

Other operating results, net, from our joint ventures increased by ARS 1 million (100.0%), from no other operating results in the three-month period ended September 30, 2019 to a gain of ARS 1 million in the three-month period ended September 30, 2020.

In turn, total other operating results, net, on account of building administration expenses and promotion fund decreased by ARS 3 million (25.0%), from a gain of ARS 12 million in the three-month period ended September 30, 2019 to a gain of ARS 9 million in the three-month period ended September 30, 2020.

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 4 million (200.0%) from ARS 2 million in the three-month period ended September 30, 2019 to ARS 2 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, decreased by ARS 110 million (29.5%), from ARS 373 million in the three-month period ended September 30, 2019 to ARS 263 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 148 million decrease in the Agricultural Business and an ARS 38 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, decreased by ARS 148 million (33.9%), from ARS 436 million in the three-month period ended September 30, 2019 to ARS 288 million in the three-month period ended September 30, 2020. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 5.0% during the three-month period ended September 30, 2019 to 3.4% during the three-month period ended September 30, 2020.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 1,269 million, from a gain of ARS 172 million in the three-month period ended September 30, 2019 to a loss of ARS 1,097 million in the fiscal year ended 2020.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 1,109 million from a gain of ARS 211 million in the three-month period ended September 30, 2019 to a gain of ARS 1,320 million in the three-month period ended September 30, 2020.

Others. Other operating results, net, associated with the Others segment increased by ARS 12 million, from a gain of ARS 53 million in the three-month period ended September 30, 2019 to a gain of ARS 65 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 38 million (60.3%), from ARS 63 million during the three-month period ended September 30, 2019 to ARS 25 million in the three-month period ended September 30, 2020. In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, increased from 1.7% during the three-month period ended September 30, 2019 to 2.1% during the fiscal year June 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net, from the Shopping Malls segment decreased by 11.1%, from a net loss of ARS 27 million during the three-month period ended September 30, 2019 to a net loss of ARS 24 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a lower charge for donations of ARS 7 million; and (ii) a lower contingency charge of ARS 3 million, partially offset by; (iii) a decrease in interest earned on operating assets. The other operating results, net, of this segment, measured as a percentage of revenues from this segment, went from (1.3%) during the three-month period ended September 30, 2019 to (6.5%) during the three-month period ended September 30, 2020.

Offices. Other operating results, net, associated with our Offices segment increased by 80.0%, from a net loss of ARS 5 million during the three-month period ended September 30, 2019 to a net loss of ARS 1 million during the three-month period ended September 30, 2020, mainly as a result of an ARS 6 million decrease in the charge for donations, among other items. Other operating results, net, from the Offices segment, measured as a percentage of revenues from this segment, decreased from (0.7%) during the three-month period ended September 30, 2019 to (0.2%) during the three-month period ended September 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 62.5%, from a net loss of ARS 16 million during the three-month period ended September 30, 2019 to a net loss of ARS 6 million during the three-month period ended September 30, 2020, mainly due to a lower charge for personal property tax of ARS 6 million and a reduction in donations of ARS 5 million, among other items. Other operating results, net, from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from (19.0%) during the three-month period ended September 30, 2019 to (15.4%) during the three-month period ended September 30, 2020.

Hotels. Other operating results, net, associated with the Hotels segment increased by 300.0%, from a net loss of ARS 4 million during the three-month period ended September 30, 2019 to a net gain of ARS 8 million during the three-month period ended September 30, 2020, mainly due to a recovery related to mainly due to the revenue from the sale of property, plant and equipment for ARS 14 million. Other operating results, net, from the Hotels segment, measured as a percentage of revenues from this segment, increased from (0.6%) during the three-month period ended September 30, 2019 to 133.3% during the three-month period ended September 30, 2020.

International. Other operating results, net, from this segment went from a net loss of ARS 1 million during the three-month period ended September 30, 2019 to no charges to the three-month period ended September 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net, associated with the Corporate segment showed no variations in the reported fiscal years.

Others. Other operating results, net, from this segment decreased by 80.0%, from a net loss of ARS 10 million during the three-month period ended September 30, 2019 to a net loss of ARS 2 million during the three-month period ended September 30, 2020, mainly derived from a loss derived from the sale of Tarshop S.A. Other operating results, net, from the Others segment, measured as a percentage of revenues from this segment, decreased from (25.0%) during the three-month period ended September 30, 2019 to (100.0%) during the three-month period ended September 30, 2020.

Management fees 2020 vs 2019

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 470 million during the three-month period ended September 30, 2020. During fiscal year 2019 no results were recognized on this account.

Operating results 2020 vs 2019

As a result of the factors described above, total operating results, according to the income statement, increased by ARS 8,564 million (54.5%), from a gain of ARS 15,705 million in the three-month period ended September 30, 2019 to a gain of ARS 24,269 million in the three-month period ended September 30, 2020. Such variation was mainly due to an ARS 585 million decrease in the Agricultural Business, from a profit of ARS 1,828 million in the three-month period ended September 30, 2019 to a profit of ARS 1,243 million in the three-month period ended September 30, 2020, and an ARS 9,149 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a increase in the Operations Center in Israel of ARS 23 million and an increase in the Operations Center in Argentina of ARS 9,126 million.

Operating results from our joint ventures decreased by ARS 274 million (49.5%), from a loss of ARS 553 million in the three-month period ended September 30, 2019 to a loss of ARS 827 million in the three-month period ended September 30, 2020.

In turn, total operating results on account of building administration expenses and collective promotion fund decreased by ARS 481 million (1374.3%), from ARS 35 million in the three-month period ended September 30, 2019 to ARS 516 million in the three-month period ended September 30, 2020.

Operating results from inter-segment transactions varied by ARS 4 million (100.0%), from ARS 4 million in the three-month period ended September 30, 2019 to ARS 0 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results increased by ARS 9,315 million (57.2%), from ARS 16,297 million in the three-month period ended September 30, 2019 to ARS 25,612 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 114 million increase in the Agricultural Business and an ARS 9,429 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 23 million, and an increase in the Operations Center in Argentina of ARS 9,406 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results decreased by ARS 114 million (6.3%), from ARS 1,824 million in the three-month period ended September 30, 2019 to ARS 1,710 million in the three-month period ended September 30, 2020. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 20.8% during the period ended June 30, 2019 to 20.5% during the period ended June 30, 2020.

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 936 million, from a profit of ARS 1,107 million in the three-month period ended September 30, 2019 to a profit of ARS 171 million in the three-month period ended September 30, 2020.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 920 million, from a profit of ARS 518 million in the three-month period ended September 30, 2019 to a profit of ARS 1,438 million in the three-month period ended September 30, 2020.

Corporate. Operating results of this Corporate segment decreased by ARS 6 million from a loss of ARS 51 million in the three-month period ended September 30, 2019 to a loss of ARS 57 million in the three-month period ended September 30, 2020.

Others. Operating results of the Others segment decreased by ARS 92 million from a profit of ARS 250 million in the three-month period ended September 30, 2019 to ARS 158 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 9,429 million (65.1%), from ARS 14,473 million in the three-month period ended September 30, 2019 to ARS 23,902 million in the three-month period ended September 30, 2020. In addition, operating results, measured as a percentage of total revenues, according to information by segments, decreased from 400.6% during the three-month period ended September 30, 2019 to 1960.8% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Operating results of the Shopping Malls segment decreased by 52.7%, from a profit of ARS 2,084 million during the three-month period ended September 30, 2019 to a profit of ARS 986 million during the three-month period ended September 30, 2020.

Offices. Operating results associated with our Offices segment increased by 81.8%, from a net profit of ARS 7,163 million during the three-month period ended September 30, 2019 to a net profit of ARS 13,022 million during the three-month period ended September 30, 2020. Such variation was mainly due to an increase of ARS 6,062 million in profit/(loss) from fair value adjustments of investment properties. Operating results from the Offices segment, measured as a percentage of revenues from this segment, increased from 1,026.2% during the three-month period ended September 30, 2019 to 2,402.6% during the three-month period ended September 30, 2020.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 91.5%, from a net profit of ARS 5,045 million during the three-month period ended September 30, 2019 to a net profit of ARS 9,661 million during the three-month period ended September 30, 2020. Such increase is mainly associated with the result of changes in the fair value of investment properties. Operating results of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 6,006.0% during the three-month period ended September 30, 2019 to 24,771.8% during the three-month period ended September 30, 2020.

Hotels. Operating results associated with the Hotels segment decreased by 328.9%, from a net profit of ARS 83 million during the three-month period ended September 30, 2019 to a net loss of ARS 190 million during the three-month period ended September 30, 2020. This decrease is mainly due to the fact that revenues were strongly affected by the drop in activity in the current period, due to COVID 19. Operating results associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 11.8% during the three-month period ended September 30, 2019 to 3,166.7% during the three-month period ended September 30, 2020.

International. Operating results associated with our International segment recorded a 125.6% variation from a net loss of ARS 43 million during the three-month period ended September 30, 2019 to a net loss of ARS 11 million during the three-month period ended September 30, 2020. This variation is due to the revenue generated by the sale of the Stowe home.

Corporate. Operating results associated with our Corporate segment increased by 15.9% from a loss of ARS 88 million during the fiscal year ended June 3, 2019 to a loss of ARS 74 million during the three-month period ended September 30, 2020 mainly affected by overhead and administrative expenses.

Others. Operating results associated with our Others segment increased from a net profit of ARS 257 million during the three-month period ended September 30, 2019 to a net profit of ARS 491 million during the three-month period ended September 30, 2020. This increase is mainly due to the result from changes in the fair value of investment properties.

Operations Center in Israel

Corporate. Operating results of the Corporate segment went from a net loss of ARS 28 million during the three-month period ended September 30, 2019 to a net loss of ARS 5 million during the three-month period ended September 30, 2020, mainly attributable to a decrease in fees and remuneration for services.

Share of profit/ (loss) of associates and joint ventures 2020 vs 2019

The total share of profit/(loss) of associates and joint ventures, according to the income statement, decreased by ARS 736 million (84.6%), from a profit of ARS 870 million in the three-month period ended September 30, 2019 to a profit of ARS 134 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 121 million decrease in the Agricultural Business, from a gain of ARS 108 million in the three-month period ended September 30, 2019 to a loss of ARS 13 million in the three-month period ended September 30, 2020, and an ARS 615 million decrease in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), increased by ARS 202 million (48.6%), from a profit of ARS 416 million in the three-month period ended September 30, 2019 to a profit of ARS 618 million in the three-month period ended September 30, 2020.

There are no results on account of building administration expenses and promotion fund corresponding to share of profit/(loss) of associates and joint ventures.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures decreased by ARS 938 million (206.6%), from ARS 454 million in the three-month period ended September 30, 2019 to ARS 484 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 120 million decrease in the Agricultural Business and an ARS 818 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 120 million (111.1%), from ARS 108 million in the three-month period ended September 30, 2019 to ARS 12 million in the three-month period ended September 30, 2020.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 141.2% from a profit of ARS 17 million in the three-month period ended September 30, 2019 to a loss of ARS 7 million in the three-month period ended September 30, 2020.

Others. The operating results in the Others segment decrease by 105.5% from a profit of ARS 91 million in the three-month period ended September 30, 2019 to a loss of ARS 5 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 818 million (236.4%), from ARS 346 million in the three-month period ended September 30, 2019 to ARS 472 million in the three-month period ended September 30, 2020. The share of profit/(loss) of associates and joint ventures, according to information by segments, decreased by 236.4%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed consolidated line by line. The share of profit/(loss) of our associate Manibil S.A., which is disclosed in this line, decreased by ARS 8 million during the three-month period ended September 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment decreased by 69.7%, from a net loss of ARS 228 million during the three-month period ended September 30, 2019 to a net loss of ARS 387 million during the three-month period ended September 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 334 million, offset by a negative result from our investment in Condor Hospitality of ARS 53 million.

Others. The share of profit / (loss) of associates from this segment decrease by 113.6%, went from a net profit of ARS 573 million during the three-month period ended September 30, 2019 to a loss of ARS 78 million in the three-month period ended September 30, 2020, mainly as a consequence of a loss from our investments in Banco Hipotecario S.A. for ARS 57 million.

Financial results, net 2020 vs 2019

The Group financial results, net recorded a variation of ARS 15,747 million, from a loss of ARS 18,251 million in the three-month period ended September 30, 2019 to a loss of ARS 2,504 million in the three-month period ended September 30, 2020. This was mainly due to: (i) an increase in interest expense in the Agricultural Business mainly due to the Notes, due to an increase in the debt of USD 141,237, due to the issuance of Notes XXV, XXVII, XXVIII, XXIX and XXX for USD 59,561, USD 5,747, USD 27,462, USD 83,025 and USD 25,003 respectively. The mentioned increase is offset by a decrease in the average rate, which went from 7.8523% to 6.6172%. Likewise, the increase in exchange rate (24%) also had an impact on interest; (ii) in the Real Estate Business, the variation in interest on Notes is due to a decrease in the debt in dollars, for USD 22 million, offset with the issuance of Class 3 and Class 6 Notes in pesos, by ARS 689 million. (iii) for bank loans in USD, due to the increase in the average rate from 3.12% to 5.61% between September 2019 and September 2020; with a 24% increase in the exchange rate with respect to the same period of the 2020 period. Said effects are mitigated by the decrease in debt by USD 138,057 and the increase in the exchange rate with respect to the previous period. This is offset by the decrease in overdraft interest, mainly due to the decrease in the range of interest rates, which were from 21% to 75% for the 2021 period, while for 2020 they were in the range of 59% to 130%; (iv) The decrease in the foreign exchange net of ARS 14,654 million is caused by the decrease due to the devaluation and the decrease in debt in foreign currency. The difference between devaluation and inflation tends to zero, while as of September 30, 2019 the difference between devaluation and inflation is 23%. This added to the fact that within the Group the loans in dollars were canceled through a loan in pesos in Galicia Bank of 230 million and Santander Rio through the transformation of the USD 6,0 million loan into a bank overdraft of $ 388 million; (v) The main loss in the results for derivative financial instruments, in the Agricultural Business is mainly due to the fact that in the current period there were more purchases than sales contracts and the average price between the price of the NDF versus the spot price was USD (1.176). While, in September 2019, the average difference between the price of NDFs versus spot is USD 0.406.

Income Tax 2020 vs 2019

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 2,719 million during the three-month period ended September 30, 2019, to a loss of ARS 7,977 million during the three-month period ended September 30, 2020, out of which a loss of ARS 133 million derives from the agricultural business, and loss of ARS 7,844 million derives from the Operations Center in Argentina.

Net profit/(loss) 2020 vs 2019

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, decreased by ARS 1,966 million from a net profit of ARS 9,492 million in the three-month period ended September 30, 2019 to a net profit of ARS 7,526 million in the three-month period ended September 30, 2020, israel which a profit of ARS 124 million derives from the agricultural business, a profit of ARS 14,138 million derives from the Operations Center in Argentina and a loss of ARS 470 million derives from management fees.

The following table shows a summary of the business lines and a reconciliation between the total profit/(loss) from operations based on segment information and profit/(loss) from operations based on the income statement for the three-month period ended September 30, 2020 and 2019.

				Urban Properties and Investment business
	Agricultural business			Operations Center in Argentina			Operations Center in Israel			Subtotal			Total segment information			Joint ventures			Adjustments			Total Statement of Income / Financial Position			Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.
	In million of ARS
Revenues	8,355	8,777	(422)	1,219	3,613	(2,394)	-	-	-	1,219	3,613	(2,394)	9,574	12,390	(2,816)	(8)	(26)	18	405	909	(504)	(295)	(191)	(104)	9,676	13,082	(3,406)
Costs	(7,141)	(7,520)	379	(651)	(744)	93	-	-	-	(651)	(744)	93	(7,792)	(8,264)	472	14	11	3	(460)	(956)	496	254	119	135	(7,984)	(9,090)	1,106
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	466	196	-	-	-	-	-	-	-	-	-	662	466	196	-	-	-	-	-	-	17	45	(28)	679	511	168
Changes in the net realizable value of agricultural products after harvest	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)
Gross profit / (loss)	2,404	2,254	150	568	2,869	(2,301)	-	-	-	568	2,869	(2,301)	2,972	5,123	(2,151)	6	(15)	21	(55)	(47)	(8)	(24)	(27)	3	2,899	5,034	(2,135)
Net gain from fair value adjustment of investment properties	46	25	21	24,467	12,644	11,823	-	-	-	24,467	12,644	11,823	24,513	12,669	11,844	(837)	(548)	(289)	-	-	-	-	-	-	23,676	12,121	11,555
Gain from disposal of farmlands	81	290	(209)	-	-	-	-	-	-	-	-	-	81	290	(209)	-	-	-	-	-	-	-	-	-	81	290	(209)
General and administrative expenses	(336)	(376)	40	(651)	(648)	(3)	(5)	(28)	23	(656)	(676)	20	(992)	(1,052)	60	1	5	(4)	-	-	-	12	15	(3)	(979)	(1,032)	53
Selling expenses	(773)	(805)	32	(452)	(301)	(151)	-	-	-	(452)	(301)	(151)	(1,225)	(1,106)	(119)	2	5	(3)	-	-	-	10	10	-	(1,213)	(1,091)	(122)
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	288	436	(148)	(25)	(63)	38	-	-	-	(25)	(63)	38	263	373	(110)	1	-	1	9	12	(3)	2	(2)	4	275	383	(108)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(470)	-	(470)	-	-	-	(470)	-	(470)
Profit / (Loss) from operations	1,710	1,824	(114)	23,907	14,501	9,406	(5)	(28)	23	23,902	14,473	9,429	25,612	16,297	9,315	(827)	(553)	(274)	(516)	(35)	(481)	-	(4)	4	24,269	15,705	8,564
Share of (loss) / profit of associates and joint ventures	(12)	108	(120)	(472)	346	(818)	-	-	-	(472)	346	(818)	(484)	454	(938)	618	416	202	-	-	-	-	-	-	134	870	(736)
Segment profit / (loss)	1,698	1,932	(234)	23,435	14,847	8,588	(5)	(28)	23	23,430	14,819	8,611	25,128	16,751	8,377	(209)	(137)	(72)	(516)	(35)	(481)	-	(4)	4	24,403	16,575	7,828

(I)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)
Includes gross profit/ (loss) of ARS (55) and ARS (47) corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of September 30, 2020 and 2019, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the three-month period ended September 30, 2020 and 2019.

	Agricultural production			Land transformation and Sales			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.19	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.

Revenues	5,741	6,222	(481)	-	-	-	-	-	-	2,614	2,555	59	8,355	8,777	(422)
Costs	(4,923)	(5,431)	508	(8)	(7)	(1)	-	-	-	(2,210)	(2,082)	(128)	(7,141)	(7,520)	379
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	453	209	-	-	-	-	-	-	-	13	(13)	662	466	196
Changes in the net realizable value of agricultural products after harvest	528	531	(3)	-	-	-	-	-	-	-	-	-	528	531	(3)
Gross profit / (loss)	2,008	1,775	233	(8)	(7)	(1)	-	-	-	404	486	(82)	2,404	2,254	150
Net gain from fair value adjustment of investment properties	-	-	-	46	290	(244)	-	-	-	-	-	-	46	290	(244)
Gain from disposal of farmlands	-	-	-	81	25	56	-	-	-	-	-	-	81	25	56
General and administrative expenses	(206)	(249)	43	(1)	(1)	-	(57)	(51)	(6)	(72)	(75)	3	(336)	(376)	40
Selling expenses	(534)	(591)	57	-	-	-	-	-	-	(239)	(214)	(25)	(773)	(805)	32
Other operating results, net	(1,097)	172	(1,269)	1,320	211	1,109	-	-	-	65	53	12	288	436	(148)
Profit / (Loss) from operations	171	1,107	(936)	1,438	518	920	(57)	(51)	(6)	158	250	(92)	1,710	1,824	(114)
Share of profit of associates and joint ventures	(7)	17	(24)	-	-	-	-	-	-	(5)	91	(96)	(12)	108	(120)
Segment profit / (loss)	164	1,124	(960)	1,438	518	920	(57)	(51)	(6)	153	341	(188)	1,698	1,932	(234)

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the three-month period years ended September 30, 2020 and 2019.

	Shopping Malls			Offices			Sales and development			Hotels			International			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.

Revenues	367	2,086	(1,719)	542	698	(156)	39	84	(45)	6	702	(696)	263	3	260	-	-	-	2	40	(38)	1,219	3,613	(2,394)
Costs	(134)	(180)	46	(46)	(38)	(8)	(97)	(57)	(40)	(128)	(431)	303	(221)	(4)	(217)	-	-	-	(25)	(34)	9	(651)	(744)	93
Gross profit / (loss)	233	1,906	(1,673)	496	660	(164)	(58)	27	(85)	(122)	271	(393)	42	(1)	43	-	-	-	(23)	6	(29)	568	2,869	(2,301)
Net gain from fair value adjustment of investment properties	1,178	602	576	12,653	6,591	6,062	10,096	5,153	4,943	-	-	-	2	-	2	-	-	-	538	298	240	24,467	12,644	11,823
General and administrative expenses	(328)	(256)	(72)	(88)	(54)	(34)	(66)	(66)	-	(57)	(107)	50	(17)	(41)	24	(74)	(88)	14	(21)	(36)	15	(651)	(648)	(3)
Selling expenses	(73)	(141)	68	(38)	(29)	(9)	(305)	(53)	(252)	(19)	(77)	58	(16)	-	(16)	-	-	-	(1)	(1)	-	(452)	(301)	(151)
Other operating results, net	(24)	(27)	3	(1)	(5)	4	(6)	(16)	10	8	(4)	12	-	(1)	1	-	-	-	(2)	(10)	8	(25)	(63)	38
Profit / (Loss) from operations	986	2,084	(1,098)	13,022	7,163	5,859	9,661	5,045	4,616	(190)	83	(273)	11	(43)	54	(74)	(88)	14	491	257	234	23,907	14,501	9,406
Share of profit of associates and joint ventures	-	-	-	-	-	-	(7)	1	(8)	-	-	-	(387)	(228)	(159)	-	-	-	(78)	573	(651)	(472)	346	(818)
Segment profit / (loss)	986	2,084	(1,098)	13,022	7,163	5,859	9,654	5,046	4,608	(190)	83	(273)	(376)	(271)	(105)	(74)	(88)	14	413	830	(417)	23,435	14,847	8,588

Operations Center in Israel

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Israel for the three-month period ended September 30, 2020 and 2019.

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.	30.09.20	30.09.19	Var.

Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit / (loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23
Selling expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	-	-	-	-	-	(5)	(28)	23	-	-	-	(5)	(28)	23

Results of operations for the three-month period ended September 30, 2020 and 2019.

Revenues 2020 vs. 2019

Total revenues, according to the income statement, increased by ARS 3,406 million (26.0%), from ARS 13,082 million in the three-month period ended September 30, 2019 to ARS 9,676 million in the three-month period ended September 30, 2020. Such decrease was mainly due to a ARS 532 million decrease in the Agricultural Business, which went from ARS 8,601 million in the three-month period ended September 30, 2019 to ARS 8,069 million in the three-month period ended September 30, 2020, and a ARS 2,874 million decrease in the Urban Properties and Investment Business.

Total revenues from joint ventures increased by ARS 18 million (69.2%), from a loss of ARS 26 million in the three-month period ended September 30, 2019 to a loss of ARS 8 million in the three-month period ended September 30, 2020.

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 504 million (55.4%), from ARS 909 million in the three-month period ended September 30, 2019 to ARS 405 million in the three-month period ended September 30, 2020.

Revenues from inter-segment transactions varied by ARS 104 million (54.5%), from ARS 191 million in the three-month period ended September 30, 2019 to ARS 295 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues decreased by ARS 2,816 million (22.7%), from ARS 12,390 million in the three-month period ended September 30, 2019 to ARS 9,574 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 422 million decrease in the Agricultural Business and a ARS 2,394 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 422 million (4.8%), from ARS 8,777 million in the three-month period ended September 30, 2019 to ARS 8,355 million in the three-month period ended September 30, 2020.

Agricultural Production. Revenues from the Agricultural Production segment decrease by 7.7% from ARS 6,222 million during the three-month period ended September 30, 2019 to ARS 5,741 million during the three-month period ended September 30, 2020. Such increase is mainly attributable to:

●
An ARS 333 million decrease in revenues from crop sales, resulting from a 10.2% decrease in the average price of crops sold, from ARS 13,986 per ton in period ended September 30, 2019 to ARS 12,557 per ton in period ended September 30, 2020, offset by an increase of 5,896 tons in the volume of crops sold in period ended September 30, 2020 as compared to the previous period.

●
An ARS 288 million decrease in revenues from sugarcane sales, resulting from an increase of 18,266 tons (2%) in the volume of sugarcane sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 15% decrease in the average price of sugarcane sold, from ARS 1,649 per ton in period ended September 30, 2019 to ARS 1,401 per ton in period ended September 30, 2020, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
An ARS 160 million increase in revenues from cattle sales, primarily attributable to a 21% rise in tons of cattle sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 11% decrease in the average price of cattle; and

●
An ARS 20 million decrease in revenues from leases and services attributable to: (i) an increase of ARS 2 million (6%) in revenues from leases mainly caused by an increase in the hectares leased to third parties in Brazil and their value (due to the increase in the price of soybeans); and (ii) a ARS 22 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 2.3% from ARS 2,555 million during the three-month period ended September 30, 2019 to ARS 2,614 million during the three-month period ended September 30, 2020. Such increase is mainly attributable to:

●
An ARS 40 million decrease in revenues from agro-industrial activities, due to a lower volume sold in the local market, and their lower average sales prices, which is partially offset by an increase in the volume of sales to the foreign market (approx. a rise of 18%), but a lower average prices compared to the previous period, due to the low values of the Chinese market, and the lower Hilton and Kosher volume operated.

●
An ARS 99 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop trading transactions, partially offset by lower price differences obtained in consignment sales in the current period (an extraordinary result was generated in the previous period due the high volatility of the exchange rate).

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 2,394 million (66.3%), from ARS 3,613 million in the three-month period ended September 30, 2019 to ARS 1,219 million in the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 82.4% from ARS 2,086 million during the three-month period ended September 30, 2019 to ARS 367 million during the three-month period ended September 30, 2020. Such fall is mainly attributable to: (i) a ARS 926 million decrease in revenues from permanent and variable leases as a result of a decrease of 79.4% in total sales of our lessees, which increased from ARS 25,113 million during the period 2019 to S $ 5,174 million during 2020. With respect to the immediately preceding quarter, an increase of 207% is observed in real terms due to the reopening of some of the company’s shopping malls that were operating as of September 30, 2020; (ii) a decrease in revenues from contingent rent of ARS 437 million; (iii) a decrease of ARS 118 million in revenues from parking fees; (iv) a decrease of ARS 114 million in income from admission fees; and (v) a decrease of ARS 72 million in averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 22.3% from ARS 698 million during the three-month period ended September 30, 2019 to ARS 542 million during the three-month period ended September 30, 2020. The variation is mainly attributable to a 22.6% increase in revenues from leases from ARS 691 million during the three-month period ended September 30, 2020 to ARS 535 million during the three-month period ended September 30, 2020, mainly as a result of due to the sale of the Bouchard building and the sale of the apartments in the Boston Tower building during the quarter ended September 30, 2020.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 53.6% decrease, from ARS 84 million during the three-month period ended September 30, 2019 to ARS 39 million during the three-month period ended September 30, 2020. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 99.1% from ARS 702 million during the three-month period ended September 30, 2019 to ARS 6 million during the three-month period ended September 30, 2020, mainly due to the fact that revenues were significantly affected by a decline in the activity due to the outbreak of the COVID-19 pandemic.

International. Revenues from our International segment increased by ARS 260 million, from ARS 3 million during the three-month period ended September 30, 2019 to ARS 263 million during the three-month period ended September 30, 2020, due to the sale of the Stowe house at price of USD 3.45 million, generating a profit of USD 0.3 million.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 95.0% from ARS 40 million during the three-month period ended September 30, 2019 to ARS 2 million during the three-month period ended September 30, 2020, mainly due to a decrease in revenues from La Arena and LA RURAL S.A. – OFC S.R.L. – OGDEN S.A. – ENTRETENIMIENTO UNIVERSAL S.A. – Unión Transitoria – (administrator of the Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires), as a consequence of the COVID-19 pandemic.

Costs 2020 vs. 2019

Total costs, according to the income statement, increased by ARS 1,106 million (12.2%), from ARS 9,090 million in the three-month period ended September 30, 2019 to ARS 7,984 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 514 million decrease in the Agricultural Business, from ARS 7,401 million in the three-month period ended September 30, 2019 to ARS 6,887 million in the three-month period ended September 30, 2020, and a ARS 592 million decrease in the Urban Properties and Investment Business.

Costs from our joint ventures increased by ARS 3 million (27.3%), from a profit of ARS 11 million in the three-month period ended September 30, 2019 to a profit of ARS 14 million in the three-month period ended September 30, 2020.

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 496 million (51.9%), from ARS 956 million in the three-month period ended September 30, 2019 to ARS 460 million in the three-month period ended September 30, 2020.

Costs from inter-segment transactions varied by ARS 135 million (113.4%), from ARS 119 million in the three-month period ended September 30, 2019 to ARS 254 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs decreased by ARS 472 million (5.7%), from ARS 8,264 million in the three-month period ended September 30, 2019 to ARS 7,792 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 379 million decrease in the Agricultural Business and a ARS 93 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 379 million (5.0%), from ARS 7,520 million in the three-month period ended September 30, 2019 to ARS 7,141 million in the three-month period ended September 30, 2020. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 85.7% during the three-month period ended September 30, 2019 to 85.5% during the three-month period ended September 30, 2020.

Agricultural Production. The costs of the Agricultural Production segment decreased by 9.4% from ARS 5,431 million during the three-month period ended September 30, 2019 to ARS 4,923 million during the three-month period ended September 30, 2020, primarily as a consequence of:

●
An ARS 241 million decrease in costs of crop sales, mainly resulting from an 9% decrease in the average cost per ton of crops sold in the three-month period ended September 30, 2020, from ARS 11,662 million in the three-month period ended September 30, 2019 to ARS 10,590 million in the three-month period ended September 30, 2020; offset by an increase of 5,896 tons in the volume of crops sold in the three-month period ended September 30, 2020 as compared to the previous period.

●
An ARS 409 million decrease in the costs of sugarcane sales, mainly as a result of an decrease of 18,266 tons (2%) in the volume of sugarcane sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 23% decrease in the average cost of sugarcane per ton sold in the period, from ARS 1,623 per ton in the three-month period ended September 30, 2019 to ARS 1,258 per ton in the three-month period ended September 30, 2020;

●
An ARS 109 million increase in the costs of cattle sales, mainly as a result of the additional 987 tons of cattle sold in the three-month period ended September 30, 2020 compared to the previous period, coupled with a 6% rise in the average cost of cattle sold; and

●
An ARS 33 million increase in costs of leases and services, mainly attributable to an ARS 19 million increase in the Feedlot service cost and an ARS 52 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 87.3% during the three-month period ended September 30, 2019 to 85.8% during the three-month period ended September 30, 2020.

Land transformation and sales. The costs of the Land transformation and sales segment increased by 14.3% from ARS 7 million during the three-month period ended September 30, 2019 to ARS 8 million during the three-month period ended September 30, 2020.

Others. The costs of the Others segment increased by 6.1% from ARS 2,082 million during the three-month period ended September 30, 2019 to ARS 2,210 million during the three-month period ended September 30, 2020, mainly as a result of:

●
An ARS 15 million decrease in agro-industrial costs, mostly driven by a drop in the cuttle volume.

●
An ARS 143 million increase in other segments, mainly triggered by the sale of supplies and the highest volume of tons traded in grain exchange operations.

The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 81.5% during the three-month period ended September 30, 2019 to 84.5% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 93 million (12.5%), from ARS 744 million in the three-month period ended September 30, 2019 to ARS 651 million in the three-month period ended September 30, 2020. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 20.6% during the three-month period ended September 30, 2019 to 53.4% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 25.6%, from ARS 180 million during the three-month period ended September 30, 2019 to ARS 134 million during the three-month period ended September 30, 2020, mainly due to: (i) a decrease in leases and building administration expenses of ARS 36 million; and (ii) a decrease rent and expenses of ARS 13 and (iii) a decrease in fees and compensation for services of ARS 4 million, partially offset by (iv) an increase of ARS 7 million in salaries, social security costs and other personnel. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 8.6% during the three-month period ended September 30, 2019 to 36.5% during the three-month period ended September 30, 2020.

Offices. Costs associated with the Offices segment increased by 21.1%, from ARS 38 million during the three-month period ended September 30, 2019 to ARS 46 million during the three-month period ended September 30, 2020, mainly due to (i) an increase of ARS 7 million in salaries, social security costs and other personnel (ii) an increase in amortization and depreciation of ARS 3 million; and (iii) a decrease in maintenance expenses of ARS 3 million, offset by (iv) a decrease in leases and building administration expenses of ARS 7 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, increased from 5.4% during the three-month period ended September 30, 2019 to 8.5% during the three-month period ended September 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 70.2% increase from ARS 57 million during the three-month period ended September 30, 2019 to ARS 97 million during the three-month period ended September 30, 2020, mainly due to higher costs of goods and services sold related to Catalinas of ARS 43 million. Costs associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 67.9% during the three-month period ended September 30, 2019 to 248.7% during the three-month period ended September 30, 2020.

Hotels. Costs associated with the Hotels segment decreased by 70.3%, from ARS 431 million during the three-month period ended September 30, 2019 to ARS 128 million during the three-month period ended September 30, 2020, mainly as a result of (i) a ARS 136 million decrease in the costs of salaries, social security and other personnel expenses; (ii) a ARS 81 million decrease in maintenance, repairs and services; (iii) a ARS 41 million decrease in food, beverages and other hotel expenses, and (iv) a ARS 20 million decrease in fees and compensation for services. Costs associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.4% during the three-month period ended September 30, 2019 to 2,133.3% during the three-month period ended September 30, 2020.

International. Costs associated with the International segment increased 5,425%, amounting to ARS 221 million during the three-month period ended September 30, 2020 and ARS 4 million during the three-month period ended September 30, 2019, mainly due to an increase in the cost of sales of properties of ARS 219 million related to the sale of the Stowe house. Costs associated with the International segment, measured as a percentage of revenues from this segment, decreased from 133.3% during the three-month period ended September 30, 2019 to 84.0% during the three-month period ended September 30, 2020.

Corporate. Costs associated with the Corporate segment did not vary in the reported periods.

Others. Costs associated with the Others segment decreased by 34%, from ARS 34 million during the three-month period ended September 30, 2019 to ARS 25 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a ARS 5 million decrease in the costs of salaries, social security and other personnel expenses and, (ii) a ARS 4 million decrease in maintenance charges.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2020 vs. 2019

The profit/ (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 168 million (32.9%), from ARS 511 million in the three-month period ended September 30, 2019 to ARS 679 million in the three-month period ended September 30, 2020.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 28 million (62.2%), from ARS 45 million in the three-month period ended September 30, 2019 to ARS 17 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 196 million (42.1%), from ARS 466 million in the three-month period ended September 30, 2019 to ARS 662 million in the three-month period ended September 30, 2020.

Such variation was mainly as a result of:

●
Profits from cattle production of ARS 87 million, mainly generated by Brazil due the fact that cattle prices rise during this period, and in Argentina due the fact that prices of the present period had a better performance against inflation, thus generating a positive variation both in holding profit / (loss) which was partially offset by the 10% decrease in production in the current period compared to the previous one due to the reduction in the stock in the present period;

●
An increase in profit/(loss) from crop production of ARS 287 million, mainly in Brazil, due to corn, due to a larger planted area, better yields and prices;

●
A decrease in profit/ (loss) from sugarcane production of ARS 166 million, mainly in Brazil, as a result of to higher production costs and less planted area, due to better yields and prices; and

●
A decrease in profits from the agro-industrial activity of ARS 12 million due to not maintaining stock in the present period.

Changes in the net realizable value of agricultural produce after harvest 2020 vs. 2019

Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, decreased by ARS 3 million (0.6%), from ARS 531 million in the three-month period ended September 30, 2019 to a profit of ARS 528 million in the three-month period ended September 30, 2020.

This variation is mainly originated in Brazil, due to better prices in the present period, in corn and soybeans, offset by a lower profit in Argentina, generated by soybeans, due to the higher stock that the previous period showed (18-19 season), which is partially offset by a gain in corn, due to the fact that the price performance exceeded inflation in the current period.

Gross profit 2020 vs. 2019

As a result of the above mentioned factors, total gross profit, according to the income statement, decreased by ARS 2,135 million (42.4%), from ARS 5,034 million in the three-month period ended September 30, 2019 to ARS 2,899 million in the three-month period ended September 30, 2020. This was mainly due to the ARS 147 million increase in the Agricultural Business, from ARS 2,242 million in the three-month period ended September 30, 2019 to ARS 2,389 million in the three-month period ended September 30, 2020, and a ARS 2,282 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to a decrease in the Operations Center in Argentina of ARS 2,282 million.

Gross (profit) / loss from our joint ventures increased by ARS 21 million (140.0%), from a loss of ARS 15 million in the three-month period ended September 30, 2019 to a gain of ARS 6 million in the three-month period ended September 30, 2020.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund decreased by ARS 8 million (17.0%), from a loss of ARS 47 million in the three-month period ended September 30, 2019 to a loss of ARS 30 million in the three-month period ended September 30, 2020.

Gross profit / (loss) generated by inter-segment transactions varied by ARS 3 million (11.1%), from ARS 27 million in the three-month period ended September 30, 2019 to ARS 24 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits decreased by ARS 2,151 million (42.0%), from ARS 5,123 million in the three-month period ended September 30, 2019 to ARS 2,972 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 150 million increase in the Agricultural Business and a ARS 2,301 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation was generated by a decrease in the Operations Center in Argentina of ARS 2,301 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rise by ARS 150 million (6.7%), from ARS 2,254 million in the three-month period ended September 30, 2019 to ARS 2,404 million in the three-month period ended September 30, 2020. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 25.7% during the three-month period ended September 30, 2019 to 28.8% during the three-month period ended September 30, 2020.

Agricultural Production. Gross profit from this segment increased by 13.1% from ARS 1,775 million in the three-month period ended September 30, 2019 to ARS 2,008 million in the three-month period ended September 30, 2020.

Land Transformation and Sales. Gross profit from this segment increased by 14.3% from ARS 7 million in the three-month period ended September 30, 2019 to ARS 1 million in the three-month period ended September 30, 2020.

Others. Gross profit from this segment decreased by 16.9% from ARS 486 million in the three-month period ended September 30, 2019 to ARS 404 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit decreased by ARS 2,301 million (80.2%), from ARS 2,869 million in the three-month period ended September 30, 2019 (out of which ARS 2,869 million derive from Operations Center in Argentina) to ARS 568 million in the three-month period ended September 30, 2020 (out of which ARS 568 million derive from the Operations Center in Argentina). Excluding gross profit from the Operations Center in Israel, gross profit, according to information by segments, decreased by 80.2%. In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 79.4% during the three-month period ended September 30, 2019 to 46.6% during the three-month period ended September 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total gross profit, measured as a percentage of total revenues, decreased from 79.4% during the three-month period ended September 30, 2019 to 46.6% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 87.8%, from ARS 1,906 million during the three-month period ended September 30, 2019 to ARS 233 million during the three-month period ended September 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 91.4% during the three-month period ended September 30, 2019 to 63.5% during the three-month period ended September 30, 2020.

Offices. Gross profit from the Offices segment decreased by 24.8%, from ARS 660 million during the three-month period ended September 30, 2019 to ARS 496 million during the three-month period ended September 30, 2020. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 94.6% during the three-month period ended September 30, 2019 to 91.5% during the three-month period ended September 30, 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 314.8%, from ARS 27 million during the three-month period ended September 30, 2019 to ARS 58 million during the three-month period ended September 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 32.1% during the three-month period ended September 30, 2019 to (148.7%) during the three-month period ended September 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 145.0% from ARS 271 million during the three-month period ended September 30, 2019 to ARS 122 million during the three-month period ended September 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 38.6% during the three-month period ended September 30, 2019 to (2,033.3%) during the three-month period ended September 30, 2020.

International. Gross profit from the International segment increased by 4,300.0%, recording a gross profit of ARS 1 million during the three-month period ended September 30, 2019 and a gross loss of ARS 42 million during the three-month period ended September 30, 2020. Gross (profit) / loss from the International segment, measured as a percentage of revenues from this segment, decreased from a (33.3%) profit during the three-month period ended September 30, 2019 to a 16.0% loss during the three-month period ended September 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit from the Others segment increased by 483.3% from a profit of ARS 6 million during the three-month period ended September 30, 2019 to a loss of ARS 23 million during the three-month period ended September 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from a 15.0% profit during the three-month period ended September 30, 2019 to a (1,150.0%)% loss during the three-month period ended September 30, 2020.

Net gain (loss) from changes in the fair value of investment properties 2020 vs. 2019

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, increased by ARS 11,555 million (95.3%), from a gain of ARS 12,121 million in the three-month period ended September 30, 2019 to a gain of ARS 23,676 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 21 million increase in the Agricultural Business, from a gain of ARS 25 million in the three-month period ended September 30, 2019 to a gain of ARS 46 million in the three-month period ended September 30, 2020, and a ARS 11,534 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an ARS 11,534 million increase in the Operations Center in Argentina.

The gain (loss) from changes in the fair value of investment properties from our joint ventures decreased by ARS 289 million (52.7%), from a gain of ARS 548 million in the three-month period ended September 30, 2019 to a loss of ARS 837 million in the three-month period ended September 30, 2020.

There is no gain / (loss) from building administration expenses and promotion fund in relation to the changes in the fair value of investment properties.

There is no gain / (loss) from inter-segment transactions in relation to the changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties increased by ARS 11,844 million (93.5%), from a gain of ARS 12,669 million in the three-month period ended September 30, 2019 to a gain of ARS 24,513 million in the three-month period ended September 30, 2020. Such variation was mainly due to an ARS 21 million increase in the Agricultural Business and an ARS 11,823 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation derives from an increase in the Operations Center in Argentina of ARS 11,823 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 21 million (84.0%), from ARS 25 million in the three-month period ended September 30, 2019 to ARS 46 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties varies in ARS 11,823 million (93.5%), from ARS 12,644 million in the three-month period ended September 30, 2019 (out of which ARS 12,644 million derive from the Operations Center in Argentina) to ARS 24,467 million in the three-month period ended September 30, 2020 (out of which ARS 24,467 million derive from the Operations Center in Argentina). Excluding the changes in the fair value of investment properties from the Operations Center in Israel, changes in the fair value of investment properties, according to information by segments, decreased by 93.5%.

Operations Center in Argentina

The net result from changes in fair value of investment properties for the period ended September 30, 2020, according to information by segment, was a gain of ARS 24,467 million (a gain of ARS 1,178 million from our segment Shopping Malls; a gain of ARS 12,653 million from the Offices segment; a gain of ARS 10,096 million from the Sales and Developments segment; a gain of ARS 2 million from the International segment and a gain of ARS 538 million from the Others segment).

The net impact of prices in pesos of our properties was primarily a consequence of the changes in the macroeconomic conditions: (i) a decrease in the estimated GDP growth rate in Argentina for 2020 remained in order of -11.5%, (ii) between June 2019 and June 2020, the Argentine Peso depreciated 8% against the U.S. Dollar (from ARS 70.26 per USD1 to ARS 75.98 per USD1), which mainly generated a reduction in the estimated cash flow in U.S. Dollars from our Shopping Malls segment.

The Argentine office market is a liquid market, in which a significant number of counterparties participate and frequently carry out purchase and sale transactions. This situation shows sales prices that are relevant and representative in the market. In addition, lease agreements are denominated in dollars for an average 3-year term, thus generating a stable dollar-denominated cash flow from this business. In this sense, the “market approach” method (value of comparable assets in the market) is used to assess the fair value of the Offices and Others segments, the value per square meter being the most representative metrics.

Since September 2019, the real estate market started to show certain changes in its operations as a result of the implementation of regulations in the foreign exchange market. Consequently, the most probable scenario is that any sale of office buildings / land reserves be paid in pesos at an implied exchange rate higher than the official rate, which is shown in the transactions carried out by the Company before and after the end of these financial statements. Therefore, the Company has valued its offices buildings and land reservations in pesos at the end of the year on the basis of the above-described situation, which derives in a gain compared to previously booked values.

Gain from disposal of farmlands 2020 vs. 2019

The total gain from disposal of farmlands, according to the income statement, decreased by ARS 209 million (72.1%), from ARS 290 million in the three-month period ended September 30, 2019 to ARS 81 million in the three-month period ended September 30, 2020.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands decreased by ARS 209 million (72.1%), from ARS 290 million in the three-month period ended September 30, 2019 to ARS 81 million in the three-month period ended September 30, 2020.

Period ended September 30, 2020

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The Group, through its subsidiary Brasilagro, concluded the sale of 2,160 hectares (1,714 useful hectares) of the Bananal Establishment (Magalhães municipality - BA). The establishment was in Asset Groups held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the Purchase Agreement were fully met on July 31, 2020 after receipt of BRL 5.5 million (equivalent to ARS 85 million). The nominal value of the sale is BRL 28 (equivalent to ARS 396), of which the Company has already received BRL 7.5 million (equivalent to ARS 113 million). For this operation, they will not recognize results since the asset was recorded at its fair value.

Period ended September 30, 2019

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The Group, through its subsidiary BrasilAgro, entered into a purchase-sale agreement for 2,160 hectares (1,714 arable hectares) of the Jatobá Establishment, a rural property located in the city of Jaborandi – BA. The sales price was 302 soybean bags per arable hectare or ARS 394 million. On September 2, 2019, the buyer paid the first installment consisting in 38,000 soybean bags in the amount of ARS 45 million. The balance will be paid in six annual installments. Delivery of possession and the gain of the transaction was recognized on September 30, 2019, amounting to approximately ARS 272 million.

General and administrative expenses 2020 vs. 2019

Total general and administrative expenses, according to the income statement, decreased by ARS 53 million (5.1%), from ARS 1,032 million in the three-month period ended September 30, 2019 to ARS 979 million in the three-month period ended September 30, 2020. This was mainly due to a ARS 38 million decrease in the Agricultural Business, from ARS 371 million in the three-month period ended September 30, 2019 to ARS 333 million in the three-month period ended September 30, 2020, and a ARS 15 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an decrease in the Operations Center in Israel of ARS 23 million, offset by a increase in the Operations Center in Argentina of ARS 8 million.

General and administrative expenses from our joint ventures decreased by ARS 4 million (80.0%), from ARS 5 million in the three-month period ended September 30, 2019 to ARS 1 million in the three-month period ended September 30, 2020.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions decreased by ARS 3 million (20.0%), from ARS 15 million in the three-month period ended September 30, 2019 to ARS 12 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses decreased by ARS 60 million (5.7%), from ARS 1,052 million in the three-month period ended September 30, 2019 to ARS 992 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 40 million decrease in the Agricultural Business and an ARS 20 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 23 million, offset by a decrease in the Operations Center in Argentina of ARS 3 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 40 million (10.6%), from ARS 376 million in the three-month period ended September 30, 2019 to ARS 336 million in the three-month period ended September 30, 2020. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 4.3% during the three-month period ended September 30, 2019 to 4.0% during the three-month period ended September 30, 2020.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 17.3%, from ARS 249 million in the three-month period ended September 30, 2019 to ARS 206 million in the three-month period ended September 30, 2020, mainly caused by the increase of ARS 5 million in expenses related to grain operations; the decrease of ARS 35 million in expenses related to the sugarcane operation; the decrease of ARS 3 million in expenses related to the finance operations; and the decrease of ARS 10 million in expenses associated with the activity of rentals and agricultural services. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 4.0% during the three-month period ended September 30, 2019 to 3.6% during the three-month period ended September 30, 2020.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained stable at ARS 1 million in the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with the Corporate segment increased by 11.8%, from ARS 51 million during the three-month period ended September 30, 2019 to ARS 57 million during the three-month period ended September 30, 2020.

Others. General and administrative expenses associated with the Others segment decreased by 4.0%, from ARS 75 million during the three-month period ended September 30, 2019 to ARS 72 million during the three-month period ended September 30, 2020. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 2.9% during the three-month period ended September 30, 2019 to 2.8% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 20 million (3.0%), from ARS 676 million in the three-month period ended September 30, 2019 (out of which ARS 28 million derive from the Operations Center in Israel and ARS 648 million from the Operations Center in Argentina) to ARS 656 million in the three-month period ended September 30, 2020 (out of which ARS 5 million derive from the Operations Center in Israel and ARS 651 million from the Operations Center in Argentina). Excluding general and administrative expenses from the Operations Center in Israel, general and administrative expenses, according to information by segments, increased by 0.5%. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased from 18.7% during the three-month period ended September 30, 2019 to 53.8% during the three-month period ended September 30, 2020, mainly deriving from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 17.9% during the three-month period ended September 30, 2019 to 53.4% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 28.1%, from ARS 256 million during the three-month period ended September 30, 2019 to ARS 328 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an increase in fees payable to directors of ARS 110 million, (ii) an ARS 3 million increase in amortization and depreciation; and (iii) an ARS 10 million decrease in , and (iv) a decrease in bank expenses. Administrative expenses of the Shopping Malls segment, as a percentage of revenues of this segment, increased from 12.3% during the three-month period ended September 30, 2019 to 89.4% during the three-month period ended September 30, 2020.

Offices. General and administrative expenses of our Offices segment increased 63.0%, from ARS 54 million during the three-month period ended September 30, 2019 to ARS 88 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a ARS 7 million increase in directors fees; (ii) an ARS 5 million increase in salaries, social security costs and other personnel administrative expenses. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, increased from 7.7% during the three-month period ended September 30, 2019 to 16.2% during the three-month period ended September 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.4%, from ARS 283 million during the three-month period ended September 30, 2019 to ARS 228 million during the three-month period ended September 30, 2020, mainly as a result of (i) an ARS 25 million decrease in salaries, social security and other personnel expenses; (ii) an ARS 13 million decrease in advertising and other commercial expenses; (iii) an ARS 6 million decrease in leases and building administration expenses; and (iv) an ARS 5 million decrease in fees and compensation for services. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased slightly from 25.3% during the three-month period ended September 30, 2019 to 31% during the three-month period ended September 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment remaining at ARS 66 million during the three-month period ended September 30, 2019 and during the three-month period ended September 30, 2020. General and administrative expenses of the Hotels segment, measured as a percentage of revenues from this segment, increased from 78.6% during the three-month period ended September 30, 2019 to 169.2% during the three-month period ended September 30, 2020.

International. General and administrative expenses associated with our International segment decreased by 58.5% from ARS 41 million during the three-month period ended September 30, 2019, to ARS 17 million during the three-month period ended September 30 September 2020, mainly as a result of a lower charge in salaries, social charges and other personnel expenses of ARS 25 million.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 15.9%, from ARS 88 million during the three-month period ended September 30, 2019 to ARS 74 million during the three-month period ended September 30, 2020, mainly as a result of (i) a decrease in salaries, social charges and other personnel expenses of ARS 10 million; and (ii) a lower charge in traveling, transportation and stationery of ARS 6 million.

Others. General and administrative expenses associated with our Others segment decreased by41.7% from ARS 36 million during the three-month period ended September 30, 2019 to ARS 21 million during the three-month period ended September 30, 2020, mainly due to: (i) a decrease of ARS 12 million in maintenance, repairs and services; and (ii) a decrease of ARS 5 million in fees and compensation for services.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment decreased from ARS 28 million during the three-month period ended September 30, 2019 to ARS 5 million during the three-month period ended September 30, 2020. Such variation was due to a decrease in fees and compensation for services.

Selling expenses 2020 vs 2019

Total selling expenses, according to the income statement, increased by ARS 122 million (11.2%), from ARS 1,091 million in the three-month period ended September 30, 2019 to ARS 1,213 million in the three-month period ended September 30, 2020. This was primarily due to an ARS 32 million decrease in the Agricultural Business, from ARS 795 million in the three-month period ended September 30, 2019 to ARS 763 million in the three-month period ended September 30, 2020, and an ARS 154 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 0 million and an increase in the Operations Center in Argentina of ARS 154 million.

Selling expenses from our joint ventures decreased by ARS 3 million (60.0%), from ARS 5 million in the three-month period ended September 30, 2019 to ARS 2 million in the three-month period ended September 30, 2020.

Selling expenses generated by inter-segment transactions increased by ARS 0 million (0,0%), from ARS 10 million in the three-month period ended September 30, 2019 to ARS 10 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 119 million (10.8%), from ARS 1,106 million in the three-month period ended September 30, 2019 to ARS 1,225 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 32 million decrease in the Agricultural Business and an ARS 151 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 0 million, and an increase in the Operations Center in Argentina of ARS 151 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 32 million (4.0%), from ARS 805 million in the three-month period ended September 30, 2019 to ARS 773 million in the three-month period ended September 30, 2020. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 9.2% during the three-month period ended September 30, 2019 to 9.3% during the three-month period ended September 30, 2020.

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 9.6% from ARS 591 million in the three-month period ended September 30, 2019 to ARS 534 million in the three-month period ended September 30, 2020, mainly as a result of an ARS 93 million decrease in selling expenses related to grain trading, an ARS 41 million increase in expenses for sugarcane operations, an ARS 2 million decrease in selling expenses for cattle and an ARS 3 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 9.5% during the three-month period ended September 30, 2019 to 9.2% during the three-month period ended September 30, 2020.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by 100.0% from ARS 0 million in the three-month period ended September 30, 2019 to ARS 0 million in the three-month period ended September 30, 2020,.

Others. Selling expenses from the Others segment increased by 11.7% from ARS 214 million in the three-month period ended September 30, 2019 to ARS 239 million in the three-month period ended September 30, 2020, mainly as a consequence of an ARS 39 million increase in selling expenses associated with the agro-industrial business and an ARS 14 million decrease in the selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 8.4% during the three-month period ended September 30, 2019 to 9.1% during the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 151 million (50.2%), from ARS 301 million in the three-month period ended September 30, 2019 (out of which ARS 0 million derive from the Operations Center in Israel and ARS 301 million from the Operations Center in Argentina) to ARS 452 million in the three-month period ended September 30, 2020 (out of which ARS 0 million derive from the Operations Center in Israel and ARS 452 million from the Operations Center in Argentina). Excluding the selling expenses from the Operations Center in Israel, selling expenses, according to information by segments, decreased by 50.2%. In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, decreased from 8.3% during the period ended June 30, 2019 to 37.1% during the period ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues, decreased from 8.3% during the three-month period ended September 30, 2019 to 37.1% during the period ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 48.2%, from ARS 141 million during the three-month period ended September 30, 2019 to ARS 73 million during the fiscal year ended 2020, mainly as a result of: (i) an increase in the charge for taxes, rates and levies of ARS 53 million; (ii) a decrease in the charge for publicity, advertising and other commercial expenses of ARS 7 million; and (iii) a decrease in fees and compensation for services of ARS 4 million. Selling expenses, measured as a percentage of revenues from this Shopping Malls segment, increased from 6.8% during period ended September 30, 2019 to 19.9% during period ended September 30, 2020.

Offices. Selling expenses associated with our Offices segment increased by 31.0% from ARS 29 million during the three-month period ended September 30, 2019 to ARS 38 million during the three-month period ended September 30, 2020. Such variation was mainly generated as a result of: (i) an increase in the charge for taxes, rates and levies of ARS 12 million (ii) an ARS 3 million decrease in the charge for doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 4.2% during the three-month period ended September 30, 2019 to 7.0% during the three-month period ended September 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 475.5% from ARS 53 million during period ended September 30, 2019 to ARS 305 million during the three-month period ended September 30, 2020. Such variation was mainly generated as a result of (i) an ARS 139 million increase in taxes, rates and levies; (ii) an ARS 115 million increase in fees and compensation for services, offset by: (iii) an ARS 8 million decrease in the charge for publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 63.1% during the three-month period ended September 30, 2019 to 782.1% during the three-month period ended September 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 75.3% from ARS 77 million during the three-month period ended September 30, 2019 to ARS 19 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 31 million decrease in the charge for taxes, rates and levies; (ii) an ARS 8 million decrease in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 11.0% during the three-month period ended September 30, 2019 to 316.7% during the three-month period ended September 30, 2020.

International. Selling expenses associated with the International segment increased by 100.0%, from ARS 0 million during the three-month period ended September 30, 2019 to ARS 16 million during the three-month period ended September 30, 2020 in concept of fees and compensation for services.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both periods.

Others. Selling expenses associated with our Others segment remained unchanged in both periods. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 2.5% during the three-month period ended September 30, 2019 to 50.0% during the three-month period ended September 30, 2020.

Other operating results, net 2020 vs 2019

Total other operating results, net, according to the income statement, decreased by ARS 108 million (28.2%), from a gain of ARS 383 million in the three-month period ended September 30, 2019 to a gain of ARS 275 million in the three-month period ended September 30, 2020. This is mainly due to an ARS 144 million increase in the Agricultural Business, from a gain of ARS 437 million in the three-month period ended September 30, 2019 to a gain of ARS 293 million in the period ended September 30, 2020, and an ARS 36 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 0 million and an increase in the Operations Center in Argentina of ARS 36 million.

Other operating results, net, from our joint ventures increased by ARS 1 million (0.0%), from a loss of ARS 0 million in the three-month period ended September 30, 2019 to a gain of ARS 1 million in the three-month period ended September 30, 2020.

In turn, total other operating results, net, on account of building administration expenses and promotion fund decreased by ARS 3 million (25.0%), from a gain of ARS 12 million in the three-month period ended September 30, 2019 to a gain of ARS 9 million in the three-month period ended September 30, 2020.

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 4 million (200.0%) from ARS 2 million in the three-month period ended September 30, 2019 to ARS 2 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, decreased by ARS 110 million (29.5%), from ARS 373 million in the three-month period ended September 30, 2019 to ARS 263 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 148 million decrease in the Agricultural Business and an ARS 38 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 0 million, and an increase in the Operations Center in Argentina of ARS 38 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, decreased by ARS 148 million (33.9%), from ARS 436 million in the three-month period ended September 30, 2019 to ARS 288 million in the three-month period ended September 30, 2020. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 5.0% during the three-month period ended September 30, 2019 to 3.4% during the three-month period ended September 30, 2020.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 1,269 million, from a gain of ARS 172 million in the three-month period ended September 30, 2019 to a loss of ARS 1,097 million in the fiscal year ended 2020.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 1,109 million from a gain of ARS 211 million in the three-month period ended September 30, 2019 to a gain of ARS 1,320 million in the three-month period ended September 30, 2020.

Others. Other operating results, net, associated with the Others segment increased by ARS 12 million, from a gain of ARS 53 million in the three-month period ended September 30, 2019 to a gain of ARS 65 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 38 million (60.3%), from ARS 63 million during the three-month period ended September 30, 2019 (out of which ARS 0 million derive from the Operations Center in Israel and ARS 63 million from the Operations Center in Argentina) to ARS 25 million in the three-month period ended September 30, 2020 (out of which ARS 0 million derive from the Operations Center in Israel and ARS 25 million from the Operations Center in Argentina). In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, increased from 1.7% during the three-month period ended September 30, 2019 to 2.1% during the fiscal year June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total other operating results, net, measured as a percentage of total revenues, increased from 1.7% during the three-month period ended September 30, 2019 to 2.1% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net, from the Shopping Malls segment decreased by 11.1%, from a net loss of ARS 27 million during the three-month period ended September 30, 2019 to a net loss of ARS 24 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a lower charge for donations of ARS 7 million; and (ii) a lower contingency charge of ARS 3 million, partially offset by; (iii) a decrease in interest earned on operating assets. The other operating results, net, of this segment, measured as a percentage of revenues from this segment, went from (1.3%) during the three-month period ended September 30, 2019 to (6.5%) during the three-month period ended September 30, 2020.

Offices. Other operating results, net, associated with our Offices segment decreased by 80.0%, from a net loss of ARS 5 million during the three-month period ended September 30, 2019 to a net loss of ARS 1 million during the three-month period ended September 30, 2020, mainly as a result of an ARS 6 million decrease in the charge for donations, among other items. Other operating results, net, from the Offices segment, measured as a percentage of revenues from this segment, decreased from (0.7%) during the three-month period ended September 30, 2019 to (0.2%) during the three-month period ended September 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 62.5%, from a net loss of ARS 16 million during the three-month period ended September 30, 2019 to a net loss of ARS 6 million during the three-month period ended September 30, 2020, mainly due to a lower charge for personal property tax of ARS 6 million and a reduction in donations of ARS 5 million, among other items. Other operating results, net, from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from (19.0%) during the three-month period ended September 30, 2019 to (15.4%) during the three-month period ended September 30, 2020.

Hotels. Other operating results, net, associated with the Hotels segment increased by 300.0%, from a net loss of ARS 4 million during the three-month period ended September 30, 2019 to a net gain of ARS 8 million during the three-month period ended September 30, 2020, mainly due to a recovery related to mainly due to the revenue from the sale of property, plant and equipment for ARS 14 million. Other operating results, net, from the Hotels segment, measured as a percentage of revenues from this segment, increased from (0.6%) during the three-month period ended September 30, 2019 to 133.3% during the three-month period ended September 30, 2020.

International. Other operating results, net, from this segment went from a net loss of ARS 1 million during the three-month period ended September 30, 2019 to no charges to the three-month period ended September 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net, associated with the Corporate segment showed no variations in the reported fiscal years.

Others. Other operating results, net, from this segment decreased by 80.0%, from a net loss of ARS 10 million during the three-month period ended September 30, 2019 to a net loss of ARS 2 million during the three-month period ended September 30, 2020, mainly derived from a loss derived from the sale of Tarshop S.A. Other operating results, net, from the Others segment, measured as a percentage of revenues from this segment, decreased from (25.0%) during the three-month period ended September 30, 2019 to (100.0%) during the three-month period ended September 30, 2020.

Management fees 2020 vs 2019

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 470 million during the three-month period ended September 30, 2020. During fiscal year 2019 no results were recognized on this account.

Operating results 2020 vs 2019

As a result of the factors described above, total operating results, according to the income statement, increased by ARS 8,564 million (54.5%), from a gain of ARS 15,705 million in the three-month period ended September 30, 2019 to a gain of ARS 24,269 million in the three-month period ended September 30, 2020. Such variation was mainly due to an ARS 585 million decrease in the Agricultural Business, from a profit of ARS 1,828 million in the three-month period ended September 30, 2019 to a profit of ARS 1,243 million in the three-month period ended September 30, 2020, and an ARS 9,149 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a increase in the Operations Center in Israel of ARS 23 million and an increase in the Operations Center in Argentina of ARS 9,126 million.

Operating results from our joint ventures decreased by ARS 274 million (49.5%), from a loss of ARS 553 million in the three-month period ended September 30, 2019 to a loss of ARS 827 million in the three-month period ended September 30, 2020.

In turn, total operating results on account of building administration expenses and collective promotion fund decreased by ARS 481 million (1374.3%), from ARS 35 million in the three-month period ended September 30, 2019 to ARS 516 million in the three-month period ended September 30, 2020.

Operating results from inter-segment transactions varied by ARS 4 million (100.0%), from ARS 4 million in the three-month period ended September 30, 2019 to ARS 0 million in the three-month period ended September 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results increased by ARS 9,315 million (57.2%), from ARS 16,297 million in the three-month period ended September 30, 2019 to ARS 25,612 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 114 million increase in the Agricultural Business and an ARS 9,429 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 23 million, and an increase in the Operations Center in Argentina of ARS 9,406 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results decreased by ARS 114 million (6.3%), from ARS 1,824 million in the three-month period ended September 30, 2019 to ARS 1,710 million in the three-month period ended September 30, 2020. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 20.8% during the period ended June 30, 2019 to 20.5% during the period ended June 30, 2020.

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 936 million, from a profit of ARS 1,107 million in the three-month period ended September 30, 2019 to a profit of ARS 171 million in the three-month period ended September 30, 2020.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 920 million, from a loss of ARS 518 million in the three-month period ended September 30, 2019 to a loss of ARS 1,438 million in the three-month period ended September 30, 2020.

Corporate. Operating results of this Corporate segment decreased by ARS 6 million from a loss of ARS 51 million in the three-month period ended September 30, 2019 to a loss of ARS 57 million in the three-month period ended September 30, 2020.

Others. Operating results of the Others segment decreased by ARS 92 million from a profit of ARS 250 million in the three-month period ended September 30, 2019 to ARS 1458 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 9,429 million (65.1%), from ARS 14,473 million in the three-month period ended September 30, 2019 (out of which ARS 28 million derive from the Operations Center in Israel and ARS 14,501 million from the Operations Center in Argentina) to ARS 23,902 million in the three-month period ended September 30, 2020 (out of which ARS 5 million derive from the Operations Center in Israel and ARS 23,907 million from the Operations Center in Argentina). Excluding the operating results from the Operations Center in Israel, operating results, according to information by segments, decreased by 64.9%. In addition, operating results, measured as a percentage of total revenues, according to information by segments, decreased from 400.6% during the three-month period ended September 30, 2019 to 1960.8% during the three-month period ended September 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total operating results, measured as a percentage of total revenues, decreased from 401.4% during the three-month period ended September 30, 2019 to 1961.2% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Operating results of the Shopping Malls segment decreased by 52.7%, from a profit of ARS 2,084 million during the three-month period ended September 30, 2019 to a profit of ARS 986 million during the three-month period ended September 30, 2020.

Offices. Operating results associated with our Offices segment increased by 81.8%, from a net profit of ARS 7,163 million during the three-month period ended September 30, 2019 to a net profit of ARS 13,022 million during the three-month period ended September 30, 2020. Such variation was mainly due to an increase of ARS 6,062 million in profit/(loss) from fair value adjustments of investment properties. Operating results from the Offices segment, measured as a percentage of revenues from this segment, increased from 1,026.2% during the three-month period ended September 30, 2019 to 2,402.6% during the three-month period ended September 30, 2020.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 91.5%, from a net profit of ARS 5,045 million during the three-month period ended September 30, 2019 to a net profit of ARS 9,661 million during the three-month period ended September 30, 2020. Such increase is mainly associated with the result of changes in the fair value of investment properties. Operating results of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 6,006.0% during the three-month period ended September 30, 2019 to 24,771.8% during the three-month period ended September 30, 2020.

Hotels. Operating results associated with the Hotels segment decreased by 328.9%, from a net profit of ARS 83 million during the three-month period ended September 30, 2019 to a net loss of ARS 190 million during the three-month period ended September 30, 2020. This decrease is mainly due to the fact that revenues were strongly affected by the drop in activity in the current period, due to COVID 19. Operating results associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 11.8% during the three-month period ended September 30, 2019 to 3,166.7% during the three-month period ended September 30, 2020.

International. Operating results associated with our International segment recorded a 125.6% variation from a net loss of ARS 43 million during the three-month period ended September 30, 2019 to a net loss of ARS 11 million during the three-month period ended September 30, 2020. This variation is due to the revenue generated by the sale of the Stowe home.

Corporate. Operating results associated with our Corporate segment decreased by 15.9% from a loss of ARS 88 million during the fiscal year ended June 3, 2019 to a loss of ARS 74 million during the three-month period ended September 30, 2020 mainly affected by overhead and administrative expenses.

Others. Operating results associated with our Others segment increased from a net profit of ARS 257 million during the three-month period ended September 30, 2019 to a net profit of ARS 491 million during the three-month period ended September 30, 2020. This increase is mainly due to the result from changes in the fair value of investment properties.

Operations Center in Israel

Corporate. Operating results of the Corporate segment went from a net loss of ARS 28 million during the three-month period ended September 30, 2019 to a net loss of ARS 5 million during the three-month period ended September 30, 2020, mainly attributable to a decrease in fees and remuneration for services.

Share of profit/ (loss) of associates and joint ventures 2020 vs 2019

The total share of profit/(loss) of associates and joint ventures, according to the income statement, decreased by ARS 736 million (84.6%), from a profit of ARS 870 million in the three-month period ended September 30, 2019 to a profit of ARS 134 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 121 million decrease in the Agricultural Business, from a gain of ARS 108 million in the three-month period ended September 30, 2019 to a loss of ARS 13 million in the three-month period ended September 30, 2020, and an ARS 615 million decrease in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), increased by ARS 202 million (48.6%), from a profit of ARS 416 million in the three-month period ended September 30, 2019 to a profit of ARS 618 million in the three-month period ended September 30, 2020.

There are no results on account of building administration expenses and promotion fund corresponding to share of profit/(loss) of associates and joint ventures.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures decreased by ARS 938 million (206.6%), from ARS 454 million in the three-month period ended September 30, 2019 to ARS 484 million in the three-month period ended September 30, 2020. This was mainly due to an ARS 120 million decrease in the Agricultural Business and an ARS 818 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 120 million (111.1%), from ARS 108 million in the three-month period ended September 30, 2019 to ARS 12 million in the three-month period ended September 30, 2020.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 141.2% from a profit of ARS 17 million in the three-month period ended September 30, 2019 to a profit of ARS 7 million in the three-month period ended September 30, 2020.

Others. The operating results in the Others segment decrease by 105.5% from a profit of ARS 91 million in the three-month period ended September 30, 2019 to a loss of ARS 5 million in the three-month period ended September 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 818 million (236.4%), from ARS 346 million in the three-month period ended September 30, 2019 to ARS 472 million in the three-month period ended September 30, 2020. Excluding the share of profit/(loss) of associates and joint ventures from the Operations Center in Israel, the share of profit/(loss) of associates and joint ventures, according to information by segments, decreased by 236.4%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed consolidated line by line. The share of profit/(loss) of our associate Manibil S.A., which is disclosed in this line, decreased by ARS 8 million during the three-month period ended September 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 69.7%, from a net loss of ARS 228 million during the three-month period ended September 30, 2019 to a net loss of ARS 387 million during the three-month period ended September 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 334 million, offset by a negative result from our investment in Condor Hospitality of ARS 53 million.

Others. The share of profit / (loss) of associates from this segment decrease by 113.6%, went from a net profit of ARS 573 million during the three-month period ended September 30, 2019 to a loss of ARS 78 million in the three-month period ended September 30, 2020, mainly as a consequence of a loss from our investments in Banco Hipotecario S.A. for ARS 57 million.

Financial results, net 2020 vs 2019

The Group financial results, net recorded a variation of ARS 15,739 million, from a loss of ARS 18,251 million in the three-month period ended September 30, 2019 to a loss of ARS 2,512 million in the three-month period ended September 30, 2020. This was mainly due to: (i) an increase in interest expense in the Agricultural Business mainly due to the Notes, due to an increase in the debt of USD 141,237, due to the issuance of Notes XXV, XXVII, XXVIII, XXIX and XXX for USD 59,561, USD 5,747, USD 27,462, USD 83,025 and USD 25,003 respectively. The mentioned increase is offset by a decrease in the average rate, which went from 7.8523% to 6.6172%. Likewise, the increase in exchange rate (24%) also had an impact on interest; (ii) in the Real Estate Business, the variation in interest on Notes is due to a decrease in the debt in dollars, for USD 22 million, offset with the issuance of Class 3 and Class 6 Notes in pesos, by ARS 689 million. (iii) for bank loans in USD, due to the increase in the average rate from 3.12% to 5.61% between September 2019 and September 2020; with a 24% increase in the exchange rate with respect to the same period of the 2020 period. Said effects are mitigated by the decrease in debt by USD 138,057 and the increase in the exchange rate with respect to the previous period. This is offset by the decrease in overdraft interest, mainly due to the decrease in the range of interest rates, which were from 21% to 75% for the 2021 period, while for 2020 they were in the range of 59% to 130%; (iv) The decrease in the foreign exchange net of ARS 14,654 million is caused by the decrease due to the devaluation and the decrease in debt in foreign currency. The difference between devaluation and inflation tends to zero, while as of September 30, 2019 the difference between devaluation and inflation is 23%. This added to the fact that within the Group the loans in dollars were canceled through a loan in pesos in Galicia Bank of 230 million and Santander Rio through the transformation of the USD 6,0 million loan into a bank overdraft of $ 388 million; (v) The main loss in the results for derivative financial instruments, in the Agricultural Business is mainly due to the fact that in the current period there were more purchases than sales contracts and the average price between the price of the NDF versus the spot price was USD (1.176). While, in September 2019, the average difference between the price of NDFs versus spot is USD 0.406.

Income Tax 2020 vs 2019

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 2,719 million during the three-month period ended September 30, 2019, to a loss of ARS 7,977 million during the three-month period ended September 30, 2020, out of which a loss of ARS 133 million derives from the agricultural business, and loss of ARS 7,844 million derives from the Operations Center in Argentina.

Net profit/(loss) 2020 vs 2019

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, decreased by ARS 1,966 million from a net profit of ARS 9,492 million in the three-month period ended September 30, 2019 to a net profit of ARS 7,526 million in the three-month period ended September 30, 2020, out of which a profit of ARS 124 million derives from the agricultural business, a profit of ARS 14,138 million derives from the Operations Center in Argentina and a loss of ARS 470 million derives from management fees.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

●
cash generated by operations;

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cash generated by our issuance of common shares and non-convertible notes;

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cash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

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cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

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acquisition of subsidiaries and non-controlling interest in subsidiaries;

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acquisition of interest in associates and joint ventures;

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capital contributions to associates and joint ventures;

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capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

●
payments of short-term and long-term debt and payment of the related interest expense; and payment of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farms, obtained bank borrowings, long-term debts incurred and capital funding.

Cash Flows

The table below shows our cash flow for the fiscal year ended June 30, 2020 and 2019:

	(in million of ARS)
	06.30.20	06.30.19	06.30.18
Net cash generated from operating activities	38,469	27,502	25,999
Net cash generated from (used in) investing activities	43,397	11,360	(33,968)
Net cash used in financing activities	(78,183)	(27,705)	(4,316)
Net increase / (decrease) in cash and cash equivalents	3,683	11,157	(12,285)

As of June 30, 2020, we had positive working capital of ARS 62,614 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2020, in our Agricultural Business, we had negative working capital of ARS 4,489 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2020, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of ARS 26,225 million and our Operations Center in Israel had positive working capital of ARS 93,328 million, resulting in a consolidated positive working capital of ARS 62,614 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 11,376 million while our Operations Center in Argentina had cash and cash equivalents of ARS 7,780 million while our Operations Center in Israel had cash and cash equivalents of ARS 89,496 million, totaling consolidated cash and cash equivalents for ARS 108,652 million.

                As described in “Presentation of Financial and Certain Other Information,” we lost control of IDBD and DIC on September 25, 2020. Accordingly, assets and liabilities corresponding to the Operations Center in Israel have been deconsolidated as from that date.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets. Therefore, IRSA’s financial risk with respect to the Israeli business center is limited to the values indicated in the preceding paragraph.

                On September 13, 2020, IDBD filed a claim against Dolphin Netherlands B.V. and against IRSA in which it sought to require them, together and separately, to pay it a total of NIS 70 million plus linkage differences and interest in accordance with the law. In addition, in tandem with the submission of the lawsuit, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands B.V and IRSA, which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition.

Operating activities

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 38,469 million, mainly due to operating income of ARS 27,952 million, a decrease in trading properties of ARS 1,001 million, a decrease in inventory of ARS 777 million, a decrease in trades and other receivables of ARS 11,655 million and decrease in biological assets of ARS 5,585 million partially offset by a decreased and a decrease in trades and other payables charges of ARS 6,633 million, and ARS 700 million related to income tax paid.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 28,287 million, mainly due to operating income of ARS 21,073 million, a decrease in trades and other receivables of ARS 2,662 million, partially offset by a decrease in trade and other payables charges of ARS 3,835 million and ARS 786 million related to income tax paid.

Fiscal year ended June 30, 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of ARS 27,814 million, mainly due to operating income of ARS 9,741 million, a increase in trade and other payables charges of ARS 1,305 million, partially offset by a decrease in inventory of ARS 1,103 million and ARS 1,815 million related to income tax paid.

Investment activities

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 43,397 million for the fiscal year ended June 30, 2020, mainly due to (i) ARS 39,422 million in investments in financial assets, (ii) ARS 14,428 million derived from income from sales of investment properties, (iii) ARS 6,991 million generated by a decrease in restricted deposits, net, and (iv) ARS 3,641 million derived from income from sales of property, plant and equipment and (v) ARS 5,435 corresponding to receipts from sale of participation in associates and joint ventures, partially offset by, (vi) ARS 13.820 million used in the acquisition of investments in financial assets (vii) ARS 993 million corresponding to loans granted, (viii) ARS 6,584 million used in the acquisition and improvement in property, plant and equipment , (ix) ARS 4,352 used in the acquisition of intangible assets, and (x) ARS 4,725 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 11,360 million for the fiscal year ended June 30, 2019, mainly due to (i) ARS 84,794 million derived from the proceeds of making investments in financial assets, and (ii) ARS 9,018 million corresponding to charges for the sale of participation in associates and joint ventures; partially offset by (iii) ARS 62,436 used in the acquisition of investments in financial assets; (iv) ARS 7,471 million used in the acquisition and improvement of property, plant and equipment; (v) ARS 6,922 million used in the acquisition and improvement of investment properties; and (vi) ARS 4,330 million used in the acquisition of intangible assets.

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of ARS 33,968 million for the fiscal year ended June 30, 2018, mainly due to (i) ARS 79,422 million derived from the proceeds of making investments in financial assets, and (ii) ARS 955 million derived from investment property sales income; partially offset by (iii) ARS 84,502 used in the acquisition of investments in financial assets; (iv) ARS 7,059 million used in the acquisition and improvement of property, plant and equipment; (v) ARS 5,091 million used in the acquisition and improvement of investment properties; (vi) ARS 1,796 million used in the acquisition of intangible assets, and (vii) ARS 7,779 for an increase in restricted deposits.

Financing activities

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 78,183 million, mainly due to (i) the payment of loans and principal on notes of ARS 78,147 million, (ii) ARS 14,688 million due to repurchase of non-convertible notes, and (iii) the payment of interest on short-term and long-term debt of ARS 23,586 million and (iv) ARS 2,647 corresponding to the net cancellation of short-term loans, and partially offset by (v) borrowings and issuance of non-convertible notes for ARS 51,434 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 27,705 million, mainly due to (i) the payment of loans and principal on notes of ARS 58,429 million, (ii) the payment of interest on short-term and long-term debt of ARS 21,595 million, (iii) ARS 8,926 million due to repurchase of non-convertible notes, (iv) acquisition of third parties in non-controlling interest of subsidiaries for ARS 7,751, partially offset by (v) borrowings and issuance of non-convertible notes for ARS 59,972 million, and (vi) ARS 2,420 million corresponding to the net obtaining of short-term loans.

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of ARS 4,316 million, mainly due to (i) the payment of loans and principal on notes of ARS 48,696 million, (ii) the payment of interest on short-term and long-term debt of ARS 15,358 million, (iii) ARS 1,431 million due to repurchase of non-convertible notes, partially offset by (iv) borrowings and issuance of non-convertible notes for ARS 50.623 million, (v) ARS 1,788 million corresponding to the net obtaining of short-term loans, and (vi) collection for the sale of non-controlling interest in subsidiaries for ARS 7,464 million.

The table below shows our cash flow for the three-month periods ended September 30, 2020 and 2019:

	(in millions of ARS)
	09.30.20	09.30.19
Net cash generated from operating activities	4,337	11,901
Net cash generated from investing activities	40,540	3,262
Net cash used in financing activities	(30,240)	(35,960)
Net increase / (decrease) in cash and cash equivalents	14,637	(20,797)

As of September 30, 2020, we had negative working capital of ARS 26,772 million (calculated as current assets less current liabilities as of such date).

As of September 30, 2020, in our Agricultural Business, we had negative working capital of ARS 9,907 million (calculated as current assets less current liabilities as of such date).

As of September 30, 2020, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of ARS 16,865 million.

At the same date, our Agricultural Business had cash and cash equivalents of ARS 8,826 million while our Operations Center in Argentina had cash and cash equivalents of ARS 4,397 million, totaling consolidated cash and cash equivalents for ARS 13,223 million.

Operating activities

Three-month period ended September 30, 2020

Our operating activities for the three-month period ended September 30, 2020 generated net cash inflows of ARS 4,337 million, of which ARS 2,227 million are originated in discontinued operations and ARS 2,110 million are from continuing operations, mainly due to a decrease in biological assets of ARS 1,869 million, a decrease in restricted assets of ARS 1,157 million and an increase in lease liabilities of ARS 510 million, partially offset by an operating loss of ARS 4,186 million, an increase in trade and other receivables of ARS 1,344 million, a decrease in rights of use assets of ARS 767 million and ARS 3 million related to income tax paid.

Three-month period ended September 30, 2019

Our operating activities for the three-month period ended September 30, 2019 generated net cash inflows of ARS 11,901 million, of which ARS 7,738 million are originated in discontinued operations and ARS 4,163 million are from continuing operations, mainly due to operating income of ARS 2,426 million, a decrease in biological assets of ARS 2,732 million and a decrease in trade and other receivables of ARS 1,507 million, partially offset by a decrease in trades and other payables charges of ARS 1,511 million, and ARS 197 million related to income tax paid.

Investment activities

Three-month period ended September 30, 2020

Our investing activities resulted in net cash inflows of ARS 40,540 million, of which ARS 31,830 million are originated in discontinued operations and ARS 8,710 are from continuing operations for the three-month period ended September 30, 2020, mainly due to (i) ARS 5,909 million derived from the proceeds of investments in financial assets; and (ii) ARS 9,682 million derived from income from sales of investment properties; partially offset by (iii) ARS 5,934 million used in the acquisition of investments in financial assets; (iv) ARS 331 million used in the acquisition and improvements in property, plant and equipment; and (v) ARS 719 million used in the acquisition and improvements of investment properties.

Three-month period ended September 30, 2019

Our investing activities resulted in net cash inflows of ARS 3,262 million, corresponding to an inflow of funds from discontinued activities of ARS 1,500 million and an inflow of funds from continued activities of ARS 1,762 million for the three-month period ended September 30, 2019, mainly due to (i) ARS 15,034 million derived from the proceeds of investments in financial assets; partially offset by (ii) ARS 11,398 million used in the acquisition of investments in financial assets; (iii) ARS 362 million used in the acquisition and improvements of property, plant and equipment; (iv) ARS 639 million corresponding to loans granted; and (v) ARS 829 million used in the acquisition and improvements of investment properties.

Financing activities

Three-month period ended September 30, 2020

Our financing activities for the three-month period ended September 30, 2020 resulted in net cash outflows of ARS 30,240 million, corresponding ARS 13,019 million to discontinued activities, and ARS 17,221 million to continued activities, mainly due to (i) the payment of loans and principal on notes of ARS 21,423 million; and (ii) the payment of interest on short and long-term debt of ARS 3,606 million; partially offset by (iii) borrowing and issuance of non-convertible notes for ARS 5,455 million; and (iv) ARS 2,073 million corresponding to the net obtaining of short-term loans.

Three-month period ended September 30, 2019

Our financing activities for the three-month period ended September 30, 2019 resulted in net cash outflows of ARS 35,960 million, corresponding to an outflow of funds from discontinued activities of ARS 31,325 million, and an outflow of funds from continued activities of ARS 4,635, mainly due to (i) the payment of loans and principal on notes of ARS 18,702 million; (ii) the payment of interest on short and long-term debt of ARS 2,908 million; (iii) ARS 2,588 million due to the repurchase of non-convertible notes; partially offset by (iv) ) borrowings and issuance of non-convertible notes for ARS 18,860 million.

Capital expenditures

Our capital expenditures were ARS 13,220 million, ARS 22,222 and ARS 24,483 million for the fiscal year ended June 30, 2020, 2019 and 2018, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 11,897 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 6,107 million, primarily i) ARS 357 million in buildings and facilities, ii) ARS 3,679 million in communication networks, iii) ARS 1,903 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 15 million, ARS 66 million and ARS 48 million, respectively) and v) ARS 39 million in agricultural establishments; (b) improvements in our rental properties for ARS 2,907 million, out of which ARS 2,052 million derive from our Operations Center in Argentina and ARS 855 million derive from the Operations Center in Israel; (c) the development of properties for ARS 2,883 million.

During the fiscal year ended June 30, 2020, we invested in the Agricultural Business ARS 1,323 million mainly due (a) acquisition and development of owner occupied farmland for ARS 780 million (ARS 638 million of subsidiary Brasilagro); (b) ARS 336 million in bearer plant; (c) ARS 60 million in other building and facilities; (d) ARS 62 million machinery and equipment; (e) ARS 29 million in vehicles; (f) ARS 5 million in furniture and supplies; and (g) ARS 51 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, we invested ARS 20,192 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 7,692 million, primarily i) ARS 118 million in buildings and facilities, ii) ARS 4,951 million in communication networks, iii) ARS 2,553 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 31 million, ARS 16 million and ARS 23 million, respectively); (b) improvements in our rental properties of ARS 2,104 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 9,759 million, mainly in our Operations Center in Israel; and (d) ARS 637 million related to the acquisition of land reserves.

During the fiscal year ended June 30, 2019, we invested ARS 2,030 million mainly due (a) acquisition and development of owner occupied farmland for ARS 854 million (ARS 642 million of subsidiary Brasilagro); (b) ARS 626 million in bearer plant; (c) ARS 86 million machinery and equipment; (d) ARS 43 million in vehicles; (e) ARS 9 million in furniture and supplies; (f) ARS 403 million in other building and facilities and (g) ARS 9 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2018

During the fiscal year ended June 30, 2018, we invested ARS 20,523 million (including ARS 5,091 million from Shufersal, whose assets were deconsolidated due to the loss of control and ARS 804 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 11,369 million, primarily i) ARS 2,934 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) ARS 2,691 million in communication networks, iii) ARS 5,181 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 11 million, ARS 20 million and ARS 12 million, respectively), and v) ARS 520 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of ARS 2,064 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 3,756 million, mainly in our Operations Center in Israel; (d) ARS 3,050 million related to the acquisition of land reserves, and (e) ARS 284 million related to business combination.

During the fiscal year ended June 30, 2018, we invested in the Agricultural Business ARS 3,960 million mainly due (a) acquisition and development of owner occupied farmland for ARS 3,155 million (ARS 2,865 million of subsidiary Brasilagro); (b) ARS 627 million in bearer plant; (c) ARS 122 million machinery and equipment; (d) ARS 34 million in vehicles; (e) ARS 10 million in furniture and supplies; and (f) ARS 12 million destined to suppliers advances for proprieties acquisitions.

Our capital expenditures were ARS 1,491 million and ARS 3,788 million for the periods ended September 30, 2020 and 2019, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Period ended September 30, 2020

During the period ended September 30, 2020, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 1,202 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 1,056 million, mainly related to: i) ARS 40 million in buildings and facilities, ii) ARS 417 million in communication networks, iii) ARS 536 million in machinery, equipment and others, and iv) improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (ARS 22 million and ARS 2 million, respectively); (b) improvements in our rental properties for ARS 146 million, of which ARS 106 million correspond to our Argentina Operations Center and ARS 40 to the Israel Operations Center.

During the period ended September 30, 2020, we invested in the Agricultural Business ARS 289 million mainly due (a) acquisition and development of owner occupied farmland for ARS 158 million (ARS 153 million of subsidiary Brasilagro); (b) ARS 11 million in bearer plant; (c) ARS 19 million in other building and facilities; (d) ARS 80 million machinery and equipment; (e) ARS 9 million in vehicles; (f) ARS 9 million in furniture and supplies; and (g) ARS 3 million destined to suppliers advances for proprieties acquisitions.

Period ended September 30, 2019

During the period ended September 30, 2019, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 3,459 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 1,732 million, mainly related to: i) ARS 105 million in buildings and facilities, ii) ARS 1,021 million in communication networks, iii) ARS 595 million in machinery, equipment and others, and iv) improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (ARS 4 million, ARS 6 million and ARS 1 million, respectively); (b) improvements in our rental properties for ARS 478 million, of which ARS 249 million correspond to our Argentina Operations Center and ARS 229 to the Israel Operations Center; (c) the development of properties for ARS 1,249 million.

During the period ended September 30, 2019, we invested ARS 329 million mainly due (a) acquisition and development of owner occupied farmland for ARS 168 million (ARS 75 million of subsidiary Brasilagro); (b) ARS 86 million in bearer plant; (c) ARS 21 million in other building and facilities; (d) ARS 41 million machinery and equipment; (e) ARS 5 million in vehicles; (f) ARS 1 million in furniture and supplies; and (g) ARS 7 million destined to suppliers advances for proprieties acquisitions.

Indebtedness

The breakdown of the Company’s borrowings as of September 30, 2020 was as follows:

Book value
09.30.20
(million of ARS)
Non-convertible Notes	74,826
Bank loans	14,758
Bank overdrafts	9,045
Other borrowings	1,161
Total borrowings	99,790

Non-current	52,255
Current	47,535
Total	99,790

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
Cresud’s Series XXIII Notes	USD	6.50%	113	8,038
Cresud’s Series XXIV Notes (1)	USD	9.00%	74	4,482
Cresud’s Series XXV Notes	USD	9.00%	60	4,615
Cresud’s Series XXVI Notes	ARS	Badlar + 650 bps	1,095	1,044
Cresud’s Series XXVII Notes	USD	7.45%	6	441
Cresud’s Series XXVIII Notes	USD	9.00%	27	2,114
Cresud’s Series XXIX Notes	USD	3.50%	83	6,310
Cresud’s Series XXX Notes	USD	2.00%	25	1,890
Brasilagro’s Notes	BRL	106.5% e 110% of CDI	140	1,355
Bank loans	USD	5.75%	18	1,354
Bank loans	USD	5.60%	9	717
Bank loans	USD	Libor 6M + 300 bps. and 6% annual	4	294
Bank loans	ARS	38.00%	1,560	1,609
Bank loans	ARS	46.50%	1,270	1,584
Bank loans	ARS	41.05%	660	713
Bank loans	BRL	3.24% a 6.34% + CDI at 100%	170	2,405
Bank loans	BRL	3.50%	30	139
Bank loans	BRL	10.50%	77	1,055
Bank loans	BRL	6.14% to 6.76%	71	791
Bank loans	USD	7.00% to 8.50%	12	493
Others	ARS	17% to 150%	-	1,934
				43,377

(1)
On October 23, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series XXIV Notes, for more information see “Recent Developments – Exchange Offer- Issuance of Series XXXI and XXXII Notes.”

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	27,359
IRSA’s 2020 Notes – Series I(1)	USD	10.00%	181	9,885
IRSA’s 2021 Notes – Series III	ARS	Badlar + 600 bps	353	366
IRSA’s 2021 Notes – Series IV	USD	7.00%	51	3,852
IRSA’s 2022 Notes – Series V	USD	9.00%	9	529
IRSA’s 2021 Notes – Series VI	ARS	Badlar + 400 bps	335	354
IRSA’s 2022 Notes – Series VII	USD	4.00%	33	2,193
Related Party	ARS	Badlar	1	29
Related Party	USD	From 5.97% to 14.0%	65	406
Bank loans	USD	5.95%	18	1,311
Bank loans	USD	Libor + 1.9%	30	2,106
AABE Debt	ARS	Libor	120	192
Seller financing	USD	N/A	2	178
Others	USD	Libor 1m+2% / 3.5%	7	543
Bank overdrafts	ARS	from 39.00% to 109.00%	-	7,110
Total(5)				56,413

(1)
On October 22, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription, for more information see “Recent Developments – Exchange Offer- Issuance of Series VIII and IX Notes.”
(2)
The credit line between IRSA CP and IRSA for an amount of USD 104.5 million is not shown due because it is eliminated in consolidation.

Agricultural business

Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for USD 113.2, bearing a fixed interest rate of 6.5% payable semiannually, which matures on February 16, 2023.

Series XXIV Notes

On November 8, 2018, we issued the Series XXIV Notes, for USD 73.6 million, bearing a fixed rate of 9.0% with an issuance price of 100%, which matures on November 14, 2020. On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 23, 2020, CRESUD launched an exchange offer on its Series XXIV Notes due on November 14, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.95741755 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series XXXI, and ii) a par for par exchange of notes Series XXXII for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 65,075,746, which represents 88.41% acceptance.

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancelation for a Nominal Value of USD 65,075,746 of Series XXIV Notes, after the cancellation the Nominal Value under circulation was USD 8,529,654, which was fully cancelled on November 16, 2020.

For more information see: “Recent Developments - Exchange Offer - Issuance of Series XXXI and XXXII Notes.”

Series XXV Notes

On July 3, 2019, we issued the Series XXV Notes, for USD 59.6, bearing a fixed interest rate of 9.0% payable semiannually, which matures on July 11, 2021.

Series XXVI, XXVII and XXVIII Notes

On January 30, 2020, the Company issued notes an aggregate principal amount of USD 51.4 million, as follows:

●
Series XXVI: denominated and payable in ARS in an aggregate principal amount of ARS 1,095 million (equivalent to USD 18.2 million) at a variable rate (private BADLAR + 6.5%) with quarterly payments and principal expiring on January 30, 2021.

●
Series XXVII: denominated in USD and payable in ARS at the applicable exchange rate in an aggregate principal amount of USD 5.7 million at a fixed rate of 7.45%, with quarterly payments and principal expiring on July 30, 2021

●
Series XXVIII: denominated and payable in USD in an aggregate principal amount of USD 27.5 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on April 30, 2021.

Series XXIX Notes

On June 9, 2020, the sixteenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

●
Series XXIX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 83.0 million at a fixed rate of 3.5%, maturing on December 9, 2021 with quarterly payments and principal expiring at maturity. The issue price was 100%.

Series XXX Notes

On August 31, 2020, we issued the:

●
Series XXX Notes, denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100

Operations Center in Argentina

Series II (Issued by IRSA)

IRSA’s Notes Serie II at 11.50% maturing in 2020 for a total amount of USD71.4 million, were fully repaid on July 20, 2020.

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of USD360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023.

IRSA CP’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA CP is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)
no Event of Default shall have occurred and be continuing;

b)
IRSA CP may incur at least USD1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

c)
and the aggregate amount of such dividend exceeds the sum of:

i.
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii.
any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

For more information see. “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of USD 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of USD 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) at a fixed rate of 10.5% per within 12 months.

On August 6, 2020, Class II denominated in Chilean pesos was fully repaid.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, IRSA made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178,458,188, after the partial repayment the Nominal Value under circulation was USD 3,060,519.

For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

Series III, IV and V (issued by IRSA)

On May 21, 2020, IRSA issued in the local market a total amount of USD 65.8 million through the following Notes:

●
Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, February 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%).

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

On July 21, 2020, IRSA issued in the local market a total amount of USD 38.4 million through the following Notes:

●
Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued, under Argentine law, the Series IV Notes, for USD140 million, bearing a fixed interest rate of 5.0%, maturing on September 14, 2020.

On September 14, 2020, Class IV was fully repaid.

Communication “A” 7,106

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F.

Operations Center in Israel

It should be noted that the financial position of IDBD and DIC and their subsidiaries in the Operations Center in Israel does not adversely affect IRSA’s cash flows to satisfy the debts of IRSA.

Moreover, the commitments and other restrictions resulting from IDBD’s indebtedness have no effects on IRSA, as it qualifies as non-recourse debt against IRSA, and IRSA has not given its assets as collateral for such debt either.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Insurance

Agricultural Business

We carry insurance policies with insurance companies that we consider to be financially sound. We employ multi-risk insurance for our farming facilities and industrial properties, which covers property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption. Such insurance policies have specifications, limits and deductibles which we believe are customary. Nevertheless, they do not cover damages to our crops. We carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We also provide life or disability insurance for our employees as benefits.

We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,911	6,406
Vehicles	Theft, fire and civil and third parties liability	130	52

D. TREND INFORMATION

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to de reduced (4.9)% in 2020 and recover 5.4% in 2021. As with the April 2020 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about the fallout from the pandemic. In economies with declining infection rates, the slower recovery path in the updated forecast reflects persistent social distancing into the second half of 2020; greater scarring (damage to supply potential) from the larger-than-anticipated hit to activity during the lockdown in the first and second quarters of 2020; and a hit to productivity as surviving businesses ramp up necessary workplace safety and hygiene practices. For economies struggling to control infection rates, a lengthier lockdown will inflict an additional toll on activity. Moreover, the forecast assumes that financial conditions—which have eased following the release of the April 2020 WEO — will remain broadly at current levels. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

All countries including those that have seemingly passed peaks in infections—should ensure that their health care systems are adequately resourced. The international community must vastly step up its support of national initiatives, including through financial assistance to countries with limited health care capacity and channeling of funding for vaccine production as trials advance, so that adequate, affordable doses are quickly available to all countries. Where lockdowns are required, economic policy should continue to cushion household income losses with sizable, well-targeted measures as well as provide support to firms suffering the consequences of mandated restrictions on activity. Where economies are reopening, targeted support should be gradually unwound as the recovery gets underway, and policies should provide stimulus to lift demand and ease and incentivize the reallocation of resources away from sectors likely to emerge persistently smaller after the pandemic.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. Beyond the pandemic, policymakers must cooperate to resolve trade and technology tensions that endanger an eventual recovery from the COVID-19 crisis. Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and work together to scale up equitably designed carbon taxation or equivalent schemes. The global community must act now to avoid a repeat of this catastrophe by building global stockpiles of essential supplies and protective equipment, funding research and supporting public health systems, and putting in place effective modalities for delivering relief to the neediest.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed a marked reduction of the LELIQ rate from 68% to 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 3,758.5 million in September 2020, which represents a 71.4% decrease as compared to fiscal 2019.

The INDEC reported that, for the ten months ended October 31, 2020, industrial activity in Argentina contracted by 9.9% compared to the same period in 2019. The textile industry accumulated a 32.2% contraction during the first ten months of 2020 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of September 30, 2020, contracted by 6.9% compared to the same month in 2019.

Regarding the balance of payments, in the second quarter of 2020 the current account superavit reached USD 2,824 million, with USD 4,971 million allocated to the goods and services trade balance, and USD 2,484 million to the net primary deficit, and a surplus of USD 337 million to net secondary income.

During the second quarter of 2020, the financial account showed net outflow of USD 2,514 million, explained by the net acquisition of financial assets for USD 893 million, and net cancellation of liabilities of USD 1,621 million. The sectors that have explained these outflows have been Other sectors for USD 2,433 million and the Government for USD 1,324 million, partially offsetting by the net income of the Central Bank for USD 1,293 million. The international reserves decreased by USD 793 million during the second quarter of 2020.

As of December 18, 2020, the Private Badlar rate in Pesos peaked at 34.31%. As of December 22, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 83.25 pesos per USD1.00. As of December 18, 2020, Argentina’s country risk reduced by 466 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,363 basis points as of December 22, 2020, compared to 263 basis points paid by Brazil and 205 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Agriculture and Cattle Raising Sector in Argentina

Agriculture

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as increased land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on September 11, 2020, world soybean production for the season 2020/2021 is expected to be about 369,74 million tons, an increase of 9.5% as compared to the season 2019/2020.

World corn production is expected to about 1,162.4 million tons for season 2020/2021, 4.5% higher than in the previous season.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been reinstated at 10%, whereas withholding taxes on soybean have been modified to 18% export tax over the FOB prices plus ARS 4 per dollar.

In addition, on October 2, 2020, a temporary reduction on certain export duty rates was established for a series of soybean products and by-products. This is a temporary reduction and will be applied from October 2020 until January 2021, at which time export duties will be gradually taxed again at the same rate they were before the decree came in force.

Cattle

As reported by SENASA, with an aggregate stock of 54,460,799 heads as of March 31, 2020, the cattle stock has decreased slightly by 1.00% as compared to the same period of the previous year. For the decade in a row, the cattle stock surpassed 48 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 50.5 kilograms per year on average for September 2020, accounting for a year-on-year decrease of 2.7%. Domestic consumption accounts for 72.8% of production, representing a year-on-year decrease of 2.1%.

Urban Properties and Investment Business

Operations Center in Argentina

Evolution of Shopping Malls in Argentina

In September 2020, the Consumer Confidence Index (CCI) showed a 2.4% decline compared to August 2020, and a 4.2% decrease compared to September 2019. Shopping mall sales decrease 82.2% in the fiscal 2020 compared to fiscal 2019.

Evolution of Office Properties in Argentina

According to Colliers International, as of September 30, 2020, the A+ and A office inventory is 1,827,742 sqm. The vacancy rate was steady at approximately 14.2% during the third quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices increased in the order of USD 25.5 per square meter compared to the previous quarter. The prices for A+ properties were USD 30.0 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 29.2. Likewise, the industry reported a USD/m2 1.2 decreased in rental prices for A+ properties compared to the second quarter of 2020.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at September 2020, overnight stays at hotel and parahotel establishments were estimated at 140 thousand, 96.3% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 95.4% and 99.4%, respectively. Total travelers who stayed at hotels during June were 47 thousand, a 97.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 96.5% and 99.7%, respectively. The Room Occupancy Rate in September was 80.9%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 95.1%, which represents a sharp decrease compared to September 2019.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of September 30, 2020, the value of transacted merchandise for which guarantees were granted amounted to ARS 347 million. As of the date of this document, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this report, the value of transacted merchandise for which guarantees were granted amounted to ARS 327 million.

Agricultural Business

Urban Properties and Investment Business

As of September 30, 2020, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. SAFE HARBOR

See the discussion at the beginning of this chapter and “Disclosure regarding forward looking statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

For information about Production and Sales, please see “—Consolidated Operating Results” Above.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

 The table below shows information about our regular directors and alternate directors as from October 26, 2020

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/23	10/26/20	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/23	10/31/20	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/22	10/31/16	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/21(2)	10/29/18	2003
Jorge O. Fernández	01/08/1939	Regular Director	06/30/21(2)	10/29/18	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/22	10/31/16	2004
Pedro D. Labaqui Palacio	02/22/1943	Regular Director	06/30/21(2)	10/29/18	2006
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/23	10/26/20	2008
Liliana Glikin	29/03/1953	Regular Director	06/30/22	10/30/19	2019
Alejandro Bartolome	09/12/1954	Regular Director	06/30/22	10/30/19	2019
Gabriela Macagni	13/01/1964	Regular Director	06/30/22	03/11/20	2020
Mariana R. Carmona	02/11/1961	Regular Director	06/30/23	10/26/20	2020
Gastón A. Lernoud	06/04/1968	Alternate Director	06/30/20	10/31/17	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/22	10/31/16	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/22	10/31/16	2007
Iair Elsztain	05/03/1995	Alternate Director	06/30/22	03/11/20	2020
Ilan Elsztain	01/08/1992	Alternate Director	06/30/22	03/11/20	2020

(1) The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1091AAQ) Buenos Aires, Argentina.
(2) Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Alejandro Bartolome, Graciela Macagni, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

Employees

Operations Center in Argentina

As of September 30, 2020, we had 3,107 employees.

As of such date, we had 1,044 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 64% are under collective labor agreements.

We employ 395 people in our International Agricultural businesses, composed of 346 employees of Brasilagro, 28 employees in the companies located in Paraguay, 21 employees in the companies located in Bolivia.

Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 10 employees, The Shopping Mall segment had 667 employees including 304 under collective labor agreements. Our Hotels segment had 696 employees with 555 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Sales and Developments(2)	Shopping Mall(3)	Hotels(4)	Shared Service Center(3)	Corporate Areas	Total
June 30, 2018	1,304	31	928	812	191	115	3,381
June 30, 2019	1,360	12	865	832	194	107	3,370
June 30, 2020	1,397	11	784	701	188	104	3,185
As of September 30, 2020	1,439	10	667	696	199	96	3,107

(1)
Agricultural Business includes CRESUD, FyO, SACPSA, and from this fiscal year we also include in this disclosure the employees of BrasilAgro, Cresca and Palmeira S.A.
(2)
As of March 2019, we were no longer administrators of Consorcio Libertador S.A. and Consorcio Maipu 1300 S.A
(3)
On December 2018, the concession of the Buenos Aires Design shopping mall ended.
(4)
Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee, and senior management as of September 30, 2020:

		Share ownership
Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	177,186,493	35.32%
Saúl Zang	First vice-chairman	5,513,462	1.10%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	10,012,430	2.00%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	273,883	0.05%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	-	-
Mariana Carmona	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	141,334	0.03%
Alejandro Mario Bartolome	Director	-	-
Gabriela Macagni	Director	-	-
Liliana Rene Glikin	Director	-	-
Gastón Armando Lernoud	Alternate Director	10,136	0.00%
Enrique Antonini	Alternate Director	-	-
Ilan Elsztain	Alternate Director	7,103	0.00%
Iair Elsztain	Alternate Director	602	0.00%

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	83,723	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	-	-

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Paula Sotelo	Alternate member	-	-
Cynthia Deokmelian	Alternate member	-	-

Executive Committee
Eduardo Sergio Elsztain	Member	177,186,493	35.32%
Saúl Zang	Member	5,513,462	1.10%
Alejandro Gustavo Elsztain	Member	10,012,430	2.00%

(1)
Includes (i) 73,897,991 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and iv) 200,352 common shares directly owned by Mr. Eduardo S. Elsztain. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities other than those described under the following sections: (i) “Item 6 - Directors, Senior Management and Employees – B. Compensation – Capitalization Program for our executive staff” and (ii) “Item 6 - Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Program” in our 2020 Form 20-F.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES (The Argentine Social Security National Agency) and all our directors and officers as a group.

	Share Ownership as of September 30, 2020
Shareholder	Number of Shares	Percentage
Eduardo Sergio Elsztain (1)(2)	177,186,493	35.32%
Directors and officers(3)	16,041,743	3.20%
ANSES	19,273,045	3.84%
Total	212,501,281	42.36%

(1)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 35.32% of our total shares, which includes (i) 73,897,991 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and iv) 200,352 common shares directly owned by Mr. Eduardo S. Elsztain. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021.
(3)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

	As of September 30,	As of June 30,
	2020	2020	2019	2018	2017	2016
Eduardo S. Elsztain(1)(2)	35.32%	36.93%	36.38%	34.74%	30.8%	30.9%
Newfoundland Capital Management(3)	0.00%	0.82%	10.97%	9.0%	—	—
Macquarie Investment Management(3)	4.66%	4.83%	5.0%	—	—	—
Senvest Management LLC(3)	0.00%	0.00%	0.0%	0.7%	3.3%	4.8%
Directors and officers(4)	3.20%	3.20%	3.0%	2.8%	2.8%	2.9%
ANSES	3.84%	3.84%	3.7%	3.6%	3.6%	3.6%

(1)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 35.32% of our total shares, which includes (i) 73,897,991 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and iv) 200,352 common shares directly owned by Mr. Eduardo S. Elsztain. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021.
(3)
According to the Form filed with the SEC.
(4)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of September 30, 2020, our total issued and outstanding capital stock outstanding consisted of 501,642,804 common shares. As of September 30, 2020, there were approximately 39,993,750 Global Depositary Shares (representing 399,937,500 of our common shares, or 79.72% of all of our outstanding shares held) in the United States by approximately 39 registered holders of Global Depositary Shares.

As of September 30, 2020, our directors and senior officers controlled, directly or indirectly, approximately 38.5% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this on Form 6-K, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Form 6-K were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

                Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, mangement concluded that our Internal Control over Financial Reporting was effective as of June 30, 2020.

Attestation Report of the Registered Public Accounting Firm

                The effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date, has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of Pricewaterhouse Coopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended June 30, 2019, we implemented the Consolidation module of the BPC (Business Planning and Consolidation) application by SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our accounting and financial reporting processes and to take advantage of enhanced automated controls provided by this new system.

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee was unanimously approved. Pursuant to this plan, the board of directors had to appoint the members of the audit committee who hold expertise in corporate administration, finance and accounting.

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with laws, independence and capacity of independent auditors and performance of our internal audit and our external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

As of March 11, 2020 our board of directors appointed Liliana Glikin, María Gabriela Macagni and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named María Gabriela Macagni as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.cresud.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report on Form 20-F and we will post it in our website.

6
Note to Draft: Inclusion/content of this section (or portions of it) to be discussed. Subject to review by STB.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Audited Consolidated Financial Statements as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018
99.2	Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2020 and for the three-month period ended September 30, 2020 and 2019.
99.3	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1)).
99.4	List of Subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date January 5, 2021	By: /s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky Title: Chief Financial and Administrative Officer